Exhibit 1.2

Articles of Association

of

China Petroleum & Chemical Corporation

Revised at the Annual General Meeting for the Year 2008 on May 22, 2009
Approved by the SASAC on September 2, 2009

CHAPTER 1  GENERAL PROVISIONS

Article 1
These Articles of Association are drawn up in accordance with the “Company Law of the People’s Republic of China” (the “Company Law”), the "Securities Law of the People's Republic of China" ("Securities Law"), “Special regulations of the State Council regarding the issue of shares overseas and the listing of shares overseas by companies limited by share” (the “Special Regulations”), “Mandatory provisions for the Articles of Association of the Company to be Listed Overseas” (“Mandatory Provisions”), “Guidelines for Articles of Association of Listed Companies” ("Guidelines on Articles"), “Standards for the Governance of Listed Companies” and other relevant laws and regulations to maintain the legitimate interests of China Petroleum & Chemical Corporation (the “Company”) and its shareholders and creditors, and to regulate the organization and conducts of the Company.

Article 2	These Articles of Association and its appendices of the Company are effective on the date of incorporation of the Company.

From the date on which the Articles of Association and its appendices come into effect, the Articles of Association and its appendices shall constitute a legally binding document regulating the Company’s organization and activities, and the rights and obligations between the Company and its shareholders and among the shareholders inter se.

Article 3
These Articles of Association and its appendices are binding on the Company, its shareholders, directors, supervisors and senior management personnel; all of whom are entitled, according to these Articles of Association and its appendices, to make claims concerning the affairs of the Company.

A shareholder may take action against the Company，other shareholders, directors, supervisors or senior management personnel of the Company pursuant to these Articles of Association and its appendices; the Company may take action against its shareholders, directors, supervisors or senior management personnel pursuant to these Articles of Association and its appendices.

The actions referred to in the preceding paragraph include court proceedings and arbitration proceedings.

Unless otherwise defined in the contexts, senior management personnel referred to in the Articles of Association and its appendices means the president, senior vice-president, chief financial officer, vice president, the secretary to the Board and any other person designated by the Company.

Article 4	The Company is a joint stock limited company established in accordance with the Company Law, the Special Regulations and other relevant laws and administrative regulations of the State.

The Company was established by way of promotion with the approval of the State Economic and Trade Commission of the People’s Republic of China, as evidenced by approval document "Approval in relation to the Agreement to Establish China Petroleum and Chemical " (Guo Jing Mao Qi Gai [2000] No. [154]). It was registered with and has obtained a business license from China’s State Administration Bureau of Industry and Commerce on 25 February 2000 in the People's Republic of China (The "PRC", for the purpose of this Articles of Association and its appendices, excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The Company’s business license number is: 100000000032985.

The promoter of the Company is: China Petrochemical Corporation.

Article 5	The registered name of the Company is:

	In Chinese:	中国石油化工股份有限公司

	Abbreviation:	“中国石化”

	In English:	China Petroleum & Chemical Corporation

	Abbreviation:	SINOPEC Corp.

Article 6	The address of the Company:	22 Chaoyangmen North Street, Chaoyang District, Beijing, China.

	Zip:	100728

	Tel:	(86-10) 59969999

	Fax:	(86-10) 59760111

	Website:	WWW.SINOPEC.COM.CN

Article 7	The Company’s legal representative is the Chairman of the board of directors of the Company.

Article 8	The Company is a joint stock limited company which has perpetual existence.

The capital of the Company is divided into shares of equal value. The rights and responsibilities of the Company’s shareholders shall only be limited to the proportion of the shares as subscribed by them; the Company shall be responsible for the Company’s debts by all of its assets.

The Company is an independent legal person, subject to the governance and protection of the laws and administrative rules of the PRC.

Article 9
The Company may set up wholly-owned or controlled branch organizations such as subsidiaries, branches, representative offices and offices according to its business development needs. The wholly-owned or  controlled subsidiaries may be named with China Petroleum & Chemical Corporation’s abbreviation “SINOPEC”. The branches, representative offices and offices are non-legal person branch organizations and shall be named with the full name of China Petroleum & Chemical Corporation.

The Company may set up branch organizations (whether or not wholly-owned) outside the PRC and in the Hong Kong SAR, Macau SAR and Taiwan according to its business development needs and subject to the approval of the relevant government body.

Article 10
The Company may invest in other limited liability companies or joint stock limited companies. The Company’s liabilities to the companies it invest shall be limited to the amount of its respective capital contribution to the companies it invest.

The Company may invest in other enterprises. However, unless it is otherwise provided for by any law, it shall not be become a capital contributor that shall bear several and joint liabilities for the debts of the enterprises in which it invests.

CHAPTER 2  THE COMPANY’S OBJECTIVES AND SCOPE OF BUSINESS

Article 11	The operation objectives of the Company are: to develop the enterprise, reward shareholders, contribute to the society and benefit the employees.

Article 12	The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company.

The Company’s scope of business includes: the exploration, exploitation, storage, pipeline transportation, land transportation, water transportation, sales of oil and natural gas; oil refining; wholesaling and retailing of gasoline, kerosene and diesel oil(for branches only); sales of lubricant, liquid gas, fuel oil, solvent naphtha and asphalt; the production, sales, storage land transportation and water transportation of ethylene, propylene, butadiene, naphtha, heavy oil, ethylene glycol, PTA, beta-lactam, dacron, nitrilon, rubber and other chemical raw materials and products; production of chemical fertilizer; production of electricity; operation of convenient stores; shaped packing foods, retailing of cigarettes, automobile decorations(for branches only), automobile cleaning; production, supervision of manufacturing, installation of oil and petrochemical machinery and equipment; purchase and sales of oil and petrochemical raw and auxiliary materials, equipment and parts; technology and information, research, development, application and consultation of alternative energy products; Self-operation of and acting as agency for the import and export of various commodities and technologies other than those restricted or prohibited by the state from import and export; contractor of overseas mechanical, electronics, petrochemical projects and domestic international bid-inviting projects; export of equipment and materials required for the aforementioned overseas projects; dispatch of labour required for the aforementioned overseas projects.

CHAPTER 3  SHARES AND REGISTERED CAPITAL

Article 13
The Company shall, at all times, create ordinary shares, which include the “domestic-invested shares” and the “foreign-invested shares”. Subject to the approval of the companies approving department authorized by the State Council, the Company may, according to its requirements, create different classes of shares.

Article 14	The shares issued by the Company shall each have a par value of Renminbi one yuan.

“Renminbi” as mentioned above means the legal currency of the PRC.

Article 15
Shares of the Company are in the form of share certificates. Subject to the approval of the securities authority of the State Council, the Company may issue shares to Domestic Investors and Foreign Investors. The issue of shares by the Company shall adhere to the principle of openness , fairness and impartiality.  Each of the shares of the same class shall have the same rights. Each of the shares of the same class issued at the same time shall be subject to the same issue conditions and shall be equal in price. The price paid for each share of the same class issued at the same time purchased by any organization or individual shall be the same.

“Foreign Investors” referred to in the preceding paragraph means those investors who subscribe for the Company’s shares and are located in foreign countries or in the regions of Hong Kong, Macau and Taiwan. “Domestic Investors” means those investors who subscribe for the Company’s shares and are located within the territory of the PRC (excluding the regions referred to above).

Article 16
Shares which the Company issues to domestic investors for subscription in Renminbi are called “Domestic-Invested Shares”. Domestic-invested shares listed domestically are called “Domestic-Listed Domestic-Invested shares” and hereinafter referred to as "A shares".

Shares which the Company issues to foreign investors for subscription in foreign currencies are called “Foreign-Invested Shares”. Foreign-invested shares which are listed overseas are called “Overseas-Listed Foreign-Invested Shares”.

“Foreign currencies” referred to in the preceding paragraph means the legal currencies of countries or regions outside the PRC which are recognized by the foreign exchange authority of the State and which can be used to pay the share price to the Company.

The shareholders of “A Shares” and the shareholders of “Overseas-Listed Foreign-Invested Shares” shall be shareholders of ordinary shares, possessing the same rights and undertaking the same obligations.

Article 17
Foreign-Invested Shares issued by the Company and  listed in Hong Kong shall be referred to as “H Shares”. “H Shares” means the shares which have been admitted for listing on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”), the par value of which is denominated in Renminbi and which are subscribed for and traded in Hong Kong dollars.

Article 18
The Company’s A shares are held in trust by the Shanghai branch of  China Securities Depository and Clearing Company Limited. The Company’s H shares are mainly held in trust by the Hong Kong Securities Clearing Company Limited.

Article 19
With the approval of the examination and approval department authorized by the State Council, upon its incorporation, the Company may issue 68,800,000,000 shares, all of which were issued to China Petrochemical Corporation, the promoter of the Company, representing 100% of the issued ordinary shares of the Company at that time. China Petrochemical Corporation satisfied its capital contribution by its assessed assets, and such capital contribution was made upon the establishment of the Company.

Article 20
The Company, with the approval of China Securities Regulatory Commission on 24 August 2000,  issued to the overseas investors 16,780,488,000 H shares (out of these, 15,102,439,000 shares are new issue shares of the Company and 1,678,049,000 shares are stock shares sold by the promoter, China Petrochemical Corporation) for the first time, and got listed on The Stock Exchange of Hong Kong Limited on 19 October 2000;  on 20 June 2001, with the approval of China Securities Regulatory Commission, the Company issued to the domestic investors 2,800,000,000 A shares for the first time and got listed on The Shanghai Stock Exchange on 8 August 2001.

The existing structure of the Company’s share capital is as follows: all shares issued by the Company  are ordinary shares, totaled 86,702,439,000 shares, out of these, 65,758,044,493 shares representing 75.84 % of the total number of issued ordinary shares of the Company are held by the promoter, China Petrochemical Corporation; 4,163,906,507 shares representing 4.81% are held by other domestic-listed A Shares shareholders; and 16,780,488,000 shares representing 19.35% are held by foreign-listed foreign-invested shareholders.

Article 21
The Company’s board of directors may implement the arrangement of the issuance of the Overseas-Listed Foreign-Invested Shares and A Shares respectively after the proposals for issuance of the same have been approved by the securities regulatory authority of the State Council.

The Company may implement its proposal to issue Overseas-Listed Foreign-Invested Shares and A Shares pursuant to the preceding paragraph within fifteen (15) months from the date of approval by the securities regulatory organ of the State Council.

Article 22
As to the total number of shares determined in the issue plan , Overseas-Listed Foreign-Invested Shares and A Shares issued respectively shall be fully subscribed for in their respective offerings. If the shares cannot be fully subscribed for in one  offering due to special circumstances, the shares may, subject to the approval of the securities regulatory organ of the State Council, be issued on separate occasions.

Article 23	The registered capital of the Company is RMB86,702,439,000.

Article 24	The Company may, based on its operating and development needs, approve the increase of its capital pursuant to the Company’s Articles of Association and its appendices.

The Company may increase its capital in the following ways:

	(1)	by offering new shares for subscription by unspecified investors;

	(2)	by placing new shares to its existing shareholders;

	(3)	by allotting bonus shares to its existing shareholders;

	(4)	by transferring common reserve fund into the share capital ;

	(5)	by any other means permitted by the laws, administrative regulations and authorized by the securities regulatory authorities of the State Council.

After the Company’s increase of share capital by means of the issuance of new shares has been approved in accordance with the provisions of the Articles of Association and its appendices, the issuance thereof should be made in accordance with the procedures set out in the relevant laws and administrative regulations of the State.

Article 25	Unless otherwise stipulated in the relevant laws or administrative regulations, shares in the Company shall be freely transferable and are not subject to any lien.

CHAPTER 4  REDUCTION OF CAPITAL AND REPURCHASE OF SHARES

Article 26
According to the provisions of the Articles of Association and its appendices, the Company may reduce its registered capital. In so doing, it shall act according to the Company Law, other relevant provisions and these Articles of Association and its appendices.

Article 27	The Company must prepare a balance sheet and an inventory of property when it reduces its registered capital.

The Company shall notify its creditors within ten (10) days of the date of the Company’s resolution for reduction of capital and shall publish an announcement in the newspaper(s) designated by the relevant securities regulatory authority in the jurisdiction where the securities of the Company are listed within thirty (30) days of the date of such resolution. A creditor has the right within thirty (30) days of receipt of the notice from the Company or, in the case of a creditor who does not receive such notice, within forty-five (45) days of the date of the announcement, to require the Company to repay its debts or to provide a corresponding guarantee for such debt.

The Company’s registered capital may not, after the reduction in capital, be less than the minimum amount prescribed by law.

The Company shall, in case of reducing registered capital, handle the alteration registration in the registration organs in accordance with the law.

Article 28
The Company may, in accordance with the procedures set out in the Company’s Articles of Association and its appendices and with the approval of the relevant governing authority of the State, repurchase its outstanding shares under the following circumstances:

	(1)	cancellation of shares for the purposes of reducing its capital;

	(2)	merging with another company that holds shares in the Company;

	(3)	rewarding the employees of the Company with shares;

	(4)	requested by any shareholder to purchase his shares because the shareholder objects to the Company's resolution on merger or division made in a general meeting of shareholders;

	(5)	other circumstances required by laws, administrative regulations and permitted by the State's competent authorities

Apart from the foregoing, the Company shall not purchase its own shares.

The Company shall repurchase its outstanding shares in accordance with the stipulations of Article 29 to Article 32.

Article 29	The Company may repurchase shares in one of the following ways, with the approval of the relevant governing authority of the State:

	(1)	by making an offer for the repurchase of shares to all its shareholders on a pro rata basis;

	(2)	by repurchasing shares through public dealing on a stock exchange;

	(3)	by repurchasing shares outside of the stock exchange by means of an off-market agreement;

	(4)	by any other means which is permitted by the State's competent authorities.

Article 30
The Company must obtain the prior approval of the shareholders in a general meeting in the manner stipulated in the Company’s Articles of Association and its appendices before it repurchases shares outside the stock exchange by means of an off-market agreement. The Company may, by obtaining the prior approval of the shareholders in a general meeting (in the same manner), rescind or vary any contract which has been so entered into or waive any right thereof.

A contract for the repurchase of shares referred to in the preceding paragraph includes (without limitation) an agreement to assume obligation  to repurchase shares and obtain the right to repurchase shares.

The Company may not assign any contract for the repurchase of its shares or any right contained in such contract.

Article 31
If the Company purchases shares of the Company due to reasons provided in Articles 28 (I) to (III), such purchase shall be approved in the general meeting of shareholders pursuant to the Articles of Association and its appendices.

After the Company purchases its own shares in accordance with the provisions of Article 28, it shall, under the circumstance as mentioned in Item (I), cancel them within ten days after the purchase; while under the circumstance as mentioned either in Item (II) or (IV), it shall transfer or cancel them within six months after the purchase.

The shares purchased by the company in accordance with Item (III) of Article 28 shall not exceed 5% of the total shares already issued by the Company; the capital used for the share acquisition shall be paid from the after-tax profit hereof; the shares purchased shall be transferred to the staff of the Company within one year.
In the event of shares cancellation, the Company shall apply to the original companies registration authority for registration of the change in its registered capital.

The aggregate par value of the cancelled shares shall be deducted from the Company’s registered capital.

Article 32	Unless the Company is in the course of liquidation, it must comply with the following provisions in relation to repurchase of its outstanding shares:

	(1)	where the Company repurchases shares at par value, payment shall be made out of book surplus distributable profits of the Company or out of proceeds of a new issue of shares made for that purpose;

(2)
where the Company repurchases shares of the Company at a premium to its par value, payment up to the par value may be made out of the book surplus of distributable profits of the Company or out of the proceeds of a new issue of shares made for that purpose. Payment of the portion in excess of the par value shall be effected as follows:

		1.	if the shares being repurchased were issued at par value, payment shall be made out of the book surplus of distributable profits of the Company;

2.
if the shares being repurchased were issued at a premium to its par value, payment shall be made out of the book surplus of distributable profits of the Company or out of the proceeds of a new issue of shares made for that purpose, provided that the amount paid out of the proceeds of the new issue shall not exceed the aggregate amount of premiums received by the Company on the issue of the shares repurchased nor shall it exceed the book value of the Company’s capital common reserve fund account (including the premiums on the new issue) at the time of the repurchase;

	(3)	the Company shall make the following payments out of the Company’s distributable profits:

		1.	payment for the acquisition of the right to repurchase its own shares;

	2.	payment for variation of any contract for the repurchase of its shares;

	3.	payment for the release of its obligation(s) under any contract for the repurchase of itsshares;

(4)
after the Company’s registered capital has been reduced by the aggregate par value of the cancelled shares in accordance with the relevant provisions, the amount deducted from the distributable profits of the Company for payment of the par value of shares which have been repurchased shall be transferred to the Company’s capital common reserve fund account.

CHAPTER 5  FINANCIAL ASSISTANCE FOR ACQUISITION OF SHARES

Article 33
The Company or its subsidiaries shall not, at any time, provide any form of financial assistance to a person who is acquiring or is proposing to acquire shares in the Company. This includes any person who directly or indirectly assumes any obligations as a result of the acquisition of shares in the Company.

The Company or its subsidiaries shall not, at any time, provide any form of financial assistance to the said obligor for the purposes of reducing or discharging the obligations assumed by such person.

This Article shall not apply to the circumstances specified in Article 35 of this Chapter.

Article 34	For the purposes of this Chapter, “financial assistance” includes (without limitation) the following:

	(1)	gift;

(2)
guarantee (including the assumption of liability by the guarantor or the provision of assets by the guarantor to secure the performance of obligations by the obligor), compensation (other than compensation in respect of the Company’s own default) or release or waiver of any rights;

(3)
provision of loan or the making of an contract under which the obligations of the Company are to be fulfilled before the obligations of another party, and the change in parties to, or the assignment of rights under, such loan or contract;

	(4)	any other form of financial assistance given by the Company when the Company is insolvent or has no net assets or when its net assets would thereby be reduced to a material extent.

For the purposes of this Chapter, “assumption of obligations” includes the assumption of obligations by way of contract or by way of arrangement (irrespective of whether such contract or arrangement is enforceable or not and irrespective of whether such obligation is to be borne solely by the Obligor or jointly with other persons) or by any other means which results in a change in his financial position.

Article 35	The following acts shall not be deemed to be acts prohibited by Article 33 of this Chapter:

(1)
the provision of financial assistance by the Company where the financial assistance is given in good faith in the interests of the Company, and the principal purpose of which is not for the acquisition of shares in the Company, or the giving of the financial assistance is an incidental part of a master plan of the Company;

	(2)	the lawful distribution of the Company’s assets as dividend;

	(3)	the distribution of dividends in the form of shares;

(4)
a reduction of registered capital, a repurchase of shares of the Company or a reorganization of the share holding structure of the Company effected in accordance with the Articles of Association and its appendices;

(5)
the provision of loans by the Company within its scope of business and in the ordinary course of its business, where the provision of loans falls within part of the scope of business of the Company (provided that the net assets of the Company are not thereby reduced or that, to the extent that the assets are thereby reduced, the financial assistance is provided out of distributable profits);

(6)
contributions made by the Company to the employee share ownership schemes (provided that the net assets of the Company are not thereby reduced or that, to the extent that the assets are thereby reduced, the financial assistance is provided out of distributable profits).

CHAPTER 6  SHARE CERTIFICATES AND REGISTER OF SHAREHOLDERS

Article 36	Share certificates of the Company shall be in registered form.

The shares of the Company shall indicate the following main items:

	(1)	Name of the Company;

	(2)	Date of registration and establishment of the Company;

	(3)	Type of shares, par value and the number of shares it represents;

	(4)	Code of share certificates;

	(5)	Other matters as required by the Company Law, Special Regulations and the stock exchange on which the shares of the Company are listed.

Article 37
The shares of the Company may be transferred, donated, inherited and pledged in accordance with the relevant laws, administrative rules, regulations of the competent department(s) as well as these Articles of Association and its appendices.

The transfer of shares shall be registered with the share registration organization appointed by the Company.

Article 38	The Company does not accept any subject matter which pledges its shares.

Article 39
Share certificates of the Company shall be signed by the Chairman of the Company’s board of directors. Where the stock exchange(s) on which the Company’s shares are listed require other directors and/or supervisors, and senior management personnel of the Company to sign on the share certificates, the share certificates shall also be signed by such officer(s). The share certificates shall take effect after being sealed or imprinted with the seal of the Company (or the Company's specific security seal), or with the seal sign (or the Company's specific security seal) in printed form. The share certificate shall only be sealed with the Company’s seal or securities chop under the authorization of the board of directors. The signatures of the Chairman of the board of directors or other officer(s) of the Company may be in printed form.

Where the stock of the Company is issued and traded without share certificate in printed form, it shall be in accordance with the regulations otherwise provided by the securities regulatory and management institutions of the Company's listing place.

Article 40	The Company shall keep a register of shareholders which shall contain the following particulars:

	(1)	the name (title) and address (residence), the occupation or nature of each shareholder;

	(2)	the class and quantity of shares held by each shareholder;

	(3)	the amount paid-up on or agreed to be paid-up on the shares held by each shareholder;

	(4)	the share certificate number(s) of the shares held by each shareholder;

	(5)	the date on which each shareholder was registered as a shareholder;

	(6)	the date on which any shareholder ceased to be a shareholder.

Unless there is evidence to the contrary, the register of shareholders shall be sufficient evidence of the shareholders’ shareholdings in the Company.

Article 41
The Company may, in accordance with the mutual understanding and agreements made between the securities regulatory organ of the State Council and overseas securities regulatory organizations, maintain the register of shareholders of Overseas-Listed Foreign-Invested Shares overseas and appoint overseas agent(s) to manage such register of shareholders. The original register of shareholders of the Company for holders of H Shares shall be maintained in Hong Kong.

A duplicate register of shareholders for the holders of Overseas-Listed Foreign-Invested Shares shall be maintained at the Company’s residence. The appointed overseas agent(s) shall ensure consistency between the original and the duplicate register of shareholders at all times.

If there is any inconsistency between the original and the duplicate register of shareholders for the holders of Overseas-Listed Foreign-Invested Shares, the original register of shareholders shall prevail.

Article 42	The Company shall have a complete register of shareholders which shall comprise the following parts:

	(1)	the register of shareholders which is maintained at the Company’s residence (other than those share registers which are described in sub-paragraphs (2) and (3) of this Article);

(2)
the register of shareholders in respect of the holders of Overseas-Listed Foreign-Invested Shares of the Company which is maintained in the same place as the overseas stock exchange on which the shares are listed; and

	(3)	the register of shareholders which is maintained in such other place as the board of directors decide for the purposes of the listing of the Company’s shares.

Article 43
Different parts of the register of shareholders shall not overlap. No transfer of any shares registered in any part of the register shall, during the continuance of that registration, be registered in any other part of the register. Amendments or rectification of each part of the register of shareholders shall be made in accordance with the laws of the place where the register of shareholders is maintained.

All H Shares which have been fully paid-up may be freely transferred in accordance with the Articles of Association and its appendices. However, unless such transfer complies with the following requirements, the board of directors may refuse to recognize any document of transfer and would not need to provide any reason therefor:

(1)
a fee of HK$2.50 or such higher amount agreed by the Stock Exchange has been paid to the Company for registration of the instrument of transfer and other documents relating to or which will affect the right of ownership of the shares;

	(2)	the document of transfer only relates to Overseas-Listed Foreign-Invested Shares listed in Hong Kong;

	(3)	the stamp duty which is chargeable on the document of transfer has already been paid;

	(4)	the relevant share certificate(s) and evidence which the board of directors may reasonably require to show that the transferor has the right to transfer the shares shall be provided;

	(5)	if it is intended that the shares be transferred to joint owners, the maximum number of joint owners shall not be more than four (4); and

(6) the Company does not have any lien on the relevant shares.

All H Shares listed in Hong Kong shall be transferred by an instrument in writing in any usual or common form or any other form which the directors may accept. The instrument of transfer of any share may be executed by hand without seal, or if the assignor or the assignee is the recognized clearing house as defined in the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) ("Recognized Clearing house") or its nominee, the instrument of transfer may be executed by hand or in mechanically-printed form.

Article 44
No change may be made in the register of shareholders as a result of a transfer of shares within thirty (30) days prior to the date of a shareholders’ general meeting or within five (5) days before the determination date for the Company’s distribution of dividends. Amendments or rectification of the A share register of shareholders shall be made in accordance with the domestic laws and regulations.

Article 45
When the Company needs to convene a shareholders’ general meeting, distribute dividend liquidate or conduct any other matters which need to determine shareholdings, the convenor of the board of directors or shareholders' general meeting shall determine a record date for the determination of shareholdings. The shareholders of the Company shall be such persons who appear in the register of shareholders at the close of such record date.

Article 46
Any person who disputes the register of shareholders and asks for inclusion of his name (title)  in or removal of his name from the register of shareholders may apply to a court of competent jurisdiction for rectification of the register.

Article 47
For any person who is a registered shareholder or asks for inclusion of his name (title) entered in the register of shareholders may, if his share certificate (the “original certificate”) relating to the shares is lost, he may apply to the Company for a replacement share certificate in respect of such shares (the “Relevant Shares”).

Application by a holder of A Shares, who has lost his share certificate, for a replacement share certificate shall be dealt with in accordance with Article 144 of the Company Law.

Application by a holder of Overseas-Listed Foreign-Invested Shares, who has lost his share certificate, for a replacement share certificate may be dealt with in accordance with the law of the place where the original register of shareholders of holders of Overseas-Listed Foreign-Invested Shares is maintained, the rules of the stock exchange or other relevant regulations.

The issue of a replacement share certificate to a holder of H Shares, who has lost his share certificate, shall comply with the following requirements:

(1)
The applicant shall submit an application to the Company in a prescribed form accompanied by a notarial certificate or a statutory declaration, of which the contents shall include the grounds upon which the application is made and the circumstances and evidence of the loss, and the declaration showing that no other person is entitled to have his name entered in the register of shareholders in respect of the Relevant Shares.

(2)
The Company has not received any declaration made by any person other than the applicant declaring that his name shall be entered in the register of shareholders in respect of such shares before it decides to issue a replacement share certificate to the applicant.

(3)
The Company shall, if it intends to issue a replacement share certificate, publish a notice of its intention to do so at least once every thirty (30) days within a period of ninety (90) consecutive days in such newspapers as may be prescribed by the board of directors.

(4)
The Company shall, prior to publication of its intention to issue a replacement share certificate, deliver to the stock exchange on which its shares are listed, a copy of the notice to be published and may publish the notice upon receipt of confirmation from such stock exchange that the notice has been exhibited in the premises of the stock exchange. Such notice shall be exhibited in the premises of the stock exchange for a period of ninety (90) days. In the case of an application which is made without the consent of the registered holder of the Relevant Shares, the Company shall deliver by mail to such registered shareholder a copy of the notice to be published.

(5)
If, by the expiration of the 90-day period referred to in paragraphs (3) and (4) of this Article, the Company has not received any objection from any person in respect of the issuance of the replacement share certificate, it may issue a replacement share certificate to the applicant pursuant to his application.

(6)
Where the Company issues a replacement share certificate pursuant to this Article, it shall forthwith cancel the original share certificate and document the cancellation of the original share certificate and issuance of a replacement share certificate in the register of shareholders accordingly.

(7)
All expenses relating to the cancellation of an original share certificate and the issuance of a replacement share certificate shall be borne by the applicant and the Company is entitled to refuse to take any action until reasonable guarantee is provided by the applicant therefor.

Article 48
Where the Company issues a replacement share certificate pursuant to the Articles of Association and its appendices , as for a bona fide purchaser obtaining new share certificates referred to above or a shareholder registered as a owner of the shares (in case of a bona fide purchaser), his name (title) shall not be removed from the register of shareholders.

Article 49
The Company shall not be liable for any damages sustained by any person by reason of the cancellation of the original share certificate or the issuance of the replacement share certificate unless the claimant is able to prove that the Company has acted in a deceitful manner.

CHAPTER 7  SHAREHOLDERS’ RIGHTS AND OBLIGATIONS

Article 50	A shareholder of the Company is a person who lawfully holds shares in the Company and whose name (title) is entered in the register of shareholders.

A shareholder shall enjoy rights and assume obligations according to the class and amount of shares held by him; shareholders who hold shares of the same class shall enjoy the same rights and assume the same obligations.

For the joint shareholders, if one of the joint shareholders has passed away, the surviving shareholder shall be deemed by the Company to have the ownership of the related shares, but the Board of Directors is entitled to ask for the provision of the suitable death certificate for the purpose of revision of the shareholders’ register. For the joint shareholders of any shares, only the first named shareholder in the shareholders’ register has the right to receive the share certificates of the related shares, receive the notice of the Company, attend the shareholders’ general meeting and exercise his voting right; while, any notice delivered to the said shareholder shall be deemed as if the notice has been delivered to all of the joint shareholder of the related shares.

Article 51	The shareholders of ordinary shares of the Company shall enjoy the following rights:

	(1)	the right to receive dividends and other distributions in proportion to the amount of shares held by them;

	(2)	the right to require, convene, preside, attend or appoint a proxy to attend shareholders’ general meetings and to performing the relevant voting rights ;

	(3)	the right to supervise and manage the Company’s business operations, the right to present proposals or to raise queries;

	(4)	the right to transfer, donate and pledge shares in accordance with laws, administrative regulations and provisions of the Articles of Association and its appendices ;

(5)
subject to provision of the relevant instrument in writing of the type and quantity of shares that they are holding to the Company and verification of their identities of shareholders by the Company, the right to obtain relevant information in accordance with laws, administrative regulations and provisions of these Articles of Association and its appendices , which includes:

		i.	the right to obtain a copy of the Articles of Association and its appendices , subject to payment of costs;

		ii.	the right to inspect and copy, subject to payment of a reasonable fee:

			(i)	all parts of the register of shareholders;

			(ii)	personal particulars of each of the Company’s directors, supervisors, senior management personnel including:

				(a)	present and former name and alias;

				(b)	principal address (place of residence);

				(c)	nationality;

				(d)	primary and all other part-time occupations and titles;

				(e)	identification documents and the numbers thereof;

			(iii)	the state of the Company’s share capital;

			(iv)	counterfoil of the Company's debenture;

(v)
reports showing the aggregate par value, quantity, highest and lowest price paid in respect of each class of shares repurchased by the Company since the last accounting year and the aggregate amount paid by the Company for this purpose;

			(vi)	minutes of shareholders’ general meetings, resolutions of the directors meetings and supervisors meetings, and financial statements;

	(6)	in the event of the termination or liquidation of the Company, the right to participate in the distribution of remaining assets of the Company in accordance with the number of shares held;

	(7)	the right to demand the Company to purchase the shares of the shareholder who raise an objection to the merger and division resolution made in the shareholders' general meeting;

(8)
in the event that the resolution of a shareholders’ general meeting or board meeting is against the law or administrative rules and has infringed the legitimate interest of a shareholder, the shareholder shall have the right to commence legal proceedings to stop the illegal or infringing act and to ask the Company to bring a claim for compensation; and

	(9)	other rights conferred by laws, administrative regulations and the Articles of Association and its appendices .

Article 52	The shareholders of ordinary shares of the Company shall assume the following obligations:

	(1)	to comply with these Articles of Association and its appendices ;

	(2)	to pay subscription money according to the number of shares subscribed and the method of subscription;

	(3)	not to retire from being a shareholder unless required by law or administrative regulations;

(4)
not to abuse the shareholder's right to infringe the interest of the Company or other shareholders; not to abuse the independent position of the legal person of the Company and the limited liability of the shareholder to impair the interest of the creditor of the Company; where the shareholder's abuse of its power has caused damage to the Company or other shareholders, it shall honor its compensation obligations in accordance with the law; where the shareholder's abuse of the  independent position of the Company and shareholder's limited liability and evasion of its debt have caused serious damage to the creditor's interest, it shall bear joint liability upon the debt of the company; and

	(5)	other obligations imposed by laws, administrative regulations and the Articles of Association and its appendices.

Shareholders are not liable to make any further contribution to the share capital other than according to the terms which were agreed by the subscriber of the relevant shares at the time of subscription.

Article 53
In addition to the obligations imposed by laws and administrative regulations or required by the listing rules of the stock exchange on which the Company’s shares are listed, while exercising his rights, a controlling shareholder shall not make any decision in respect of the following matters to damage the interests of all or part of the shareholders of the Company due to exercising his voting rights:

	(1)	act honestly in the best interests of the Company in removing a director or supervisor;

(2)
to approve the expropriation by a director or supervisor (for his own benefit or for the benefit of another person) of the Company’s assets in any way, including (without limitation) opportunities which are beneficial to the Company; and

(3)
to approve the expropriation by a director or supervisor (for his own benefit or for the benefit of another person) of the individual interest of other shareholders, including (without limitation) any distribution rights s and voting rights (excluding a restructuring which has been submitted for approval by the shareholders in a general meeting in accordance with the Articles of Association and its appendices).

Article 54	For the purpose of the foregoing Article, a “controlling shareholder” means a person who satisfies any one of the following conditions:

	(1)	a person who, acting alone or in concert with others, has the power to elect more than half of the board of directors;

	(2)	a person who, acting alone or in concert with others, has the power to exercise 30% or more or has power to control the exercise of 30% or more of the voting rights in the Company;

	(3)	a person who, acting alone or in concert with others, holds 30% or more of the issued and outstanding shares of the Company; and

	(4)	a person who, acting alone or in concert with others, has de facto control of the Company in any other way.

Article 55
The controlling shareholders, the actual shareholding controllers, directors, supervisors and senior management personnel shall not abuse their correlative relationship to cause damage to the Company. Where they cause damage to the Company due to breach of rules, they shall bear their compensation obligations.

The controlling shareholders and the actual shareholding controllers shall act faithfully and assume responsibility to the company and other public shareholders of the Company. The controlling shareholders shall fulfil strictly the rights of subscriber and buyer in accordance with the laws, shall not impair lawful rights of the Company and other public shareholders of the Company by such means as profit distribution, assets reorganization, foreign investment, embezzlement of funds, loan guarantee, and shall not utilize its controlling position to cause damage to the interest of the Company and public shareholders of the Company.

An "actual controller" referred to in these Articles of Association and its appendices means anyone who is not a shareholder but is able to hold actual control of the acts of the Company by means of investment relations, agreements or any other arrangements.

"Connection relationship" referred to in these Articles of Association and its appendices means the relationship between the controlling shareholders, actual controllers, directors, supervisors, or senior management personnel of the Company and the enterprise directly or indirectly controlled thereby and any other relationship that may lead to the transfer of any interest of the Company. However, the enterprises controlled by the state do not incur a connection relationship simply because their shares are controlled by the state.

CHAPTER 8  SHAREHOLDERS’ GENERAL MEETINGS

Article 56	The shareholders’ general meeting is the organ of authority of the Company and shall exercise its functions and powers in accordance with law.

The Company shall formulate “Rules and Procedures for the Shareholders’ General Meetings” for implementation after being approved by the shareholders in a general meeting. The Rules and Procedures for the Shareholders’ General Meetings shall include the followings:

	(1)	functions and powers of the shareholders general meetings;

	(2)	authorities given by the shareholders’ general meetings to the board of directors;

(3)
procedures for the convening of a shareholders’ general meeting, which include the putting forward and collection of motions, and notices of meetings and any change thereto, registration of the meeting, convening of, voting and resolutions made in the meeting, adjournments, past-session matters and announcements, etc.; and

	(4)	other matters deemed necessary by the shareholders’ general meeting.

The Rules and Procedures for the Shareholders’ General Meetings is an integral part of and has the same legal effect as these Articles of Association and its appendices , to be decided by the Board of Directors and approved at the Shareholders General Meetings.

Article 57	The shareholders’ general meeting shall have the following functions and powers:

	(1)	to decide on the Company’s operational policies and investment plans;

	(2)	to elect and replace directors and to decide on matters relating to the remuneration of directors;

	(3)	to elect and replace supervisors assumed by non-representatives of the employees and to decide on matters relating to the remuneration of supervisors;

	(4)	to examine and approve the board of directors’ reports;

	(5)	to examine and approve the supervisory committee’s reports;

	(6)	to examine and approve the Company’s profit distribution plans and loss recovery plans;

	(7)	to examine and approve the Company’s proposed annual preliminary and final financial budgets;

	(8)	to pass resolutions on the increase or reduction of the Company’s registered capital;

	(9)	to pass resolutions on matters such as merger, division, dissolution, liquidation or change of the corporate form of the Company;

	(10)	to pass resolutions on the issue of debentures by the Company;

	(11)	to pass resolutions on the appointment, dismissal and non-reappointment of the accountants of the Company;

(12)
to amend the Articles of Association and its appendices  and its appendices (including the Rules and Procedures for the Shareholders’ General Meetings, Rules and Procedures for the Board of Directors’ Meetings and Rules and Procedures for the Supervisors’ Meetings);

	(13)	to consider motions raised by the board of directors, the supervisory committee or shareholders who represent 3% or more of the total number of voting shares of the Company;

	(14)	to examine and approve the guarantee particulars prescribed in Article 58;

	(15)	to examine such proceedings as the purchased and sold assets in one year by the Company exceed 30% of the audited total assets of the Company of the latest term;

	(16)	to examine, approve and alter the proceedings for the usage of the collected fund;

	(17)	to examine stock-based incentive plan; and

(18)
to decide on other matters which, according to laws, administrative regulations, regulations of the competent department(s) or the Articles of Association and its appendices , need to be approved by shareholders in general meetings;

Article 58	Any of the following external guarantee acts by the Company shall be approved by the shareholders' general meeting.

	(1)	any guarantee after the total external guarantee volume of the Company and its controlled subsidiaries reaches or exceeds 50% of the latest audited net assets of the latest term;

	(2)	any guarantee after the total external guarantee volume of the Company reaches or exceeds 30% of the latest audited net assets of the latest term;

	(3)	the guarantee provided to the guarantee objective whose asset liability ratio exceeds 70%;

	(4)	the single guarantee volume exceeds 5% of the latest audited net assets;

	(5)	the guarantee provided to shareholders, the actual controller and connected persons; and

	(6)	any other external guarantee regulated by laws, administrative regulations, rules of competent authorities and regulatory rules of the listing place.

Article 59
Matters which shall be determined by the shareholders in a general meeting according to the laws, administrative regulations, regulations of the competent departments or the Articles of Association and its appendices must be discussed by the shareholders in a general meeting in order to protect the shareholders’ right of decision on those matters. Where necessary and reasonable, the board of directors, directors or its secretary may be appointed in a shareholders’ general meeting to determine (if so authorized in the general meeting) specific matters which are related to the matters to be resolved and are not possible or not necessary to be determined in that general meeting. Please see the Rules and Procedures for the Shareholders’ General Meetings for the form of authorization by shareholders to the board of directors in a shareholders’ general meeting to determine daily major matters of the Company.

If the shareholders authorize the board of directors, directors or its secretary in a general meeting to determine matters which shall be determined by ordinary resolutions, the matter should be resolved by more than one-half of the attending shareholders (including their proxy) who have voting rights; if the authorization relates to matters which shall be determined by special resolutions, the matter should be resolved by more than two-thirds of the attending shareholders (including their proxy) who have voting rights. The authorization should be clear and specific.

Article 60
Unless prior approval of shareholders in the form of a special resolution is obtained in a general meeting, the Company shall not enter into any contract with any person other than the directors, supervisors, senior management personnel pursuant to which such person shall be responsible for the management and administration of the whole or any substantial part of the Company’s business.

Article 61
Shareholders’ general meetings are divided into annual general meetings (“AGM”) and extraordinary general meetings (“EGM”). Unless otherwise provided in the Articles of Association and its appendices and the Rules and Procedures for the Shareholders’ General Meetings, shareholders’ general meetings shall be convened by the board of directors.

Article 62	AGMs are held once every year and within six (6) months from the end of the preceding accounting year. At least the following matters should be resolved in an AGM:

	(1)	examination of the board of directors’ annual report;

	(2)	examination of the supervisory committee’s annual report;

	(3)	examination of the Company’s profit distribution proposal;

	(4)	examination of the Company’s audited final budgets for the preceding year; and

	(5)	engagement, removal or non-renewal of the appointment of the accounting firm by the Company and determination of the remuneration of the accounting firm so engaged.

Matters to be considered in an AGM including but without limitation to the above matters, and any matter that could be considered in a general meeting may be considered in an AGM.

Article 63	The board of directors shall convene an EGM within two (2) months after the occurrence of any one of the following events:

	(1)	where the number of directors is less than the number stipulated in the Company Law or two-thirds of the number specified in the Articles of Association and its appendices ;

	(2)	where the unrecovered losses of the Company amount to one-third of the total amount of its actually received share capital;

	(3)	where shareholder(s) who individually or jointly hold 10% or more of the Company’s issued and outstanding voting shares request(s) in writing for the convening of an EGM;

	(4)	whenever the board of directors deems necessary or the supervisory committee so requests; and

	(5)	other circumstances provided by laws, administrative regulations, regulations from competent authorities and the Articles of Association and its appendices

The shareholdings referred to in item (3) above shall be calculated on the basis of number of shares held as at the date of written request of the shareholders.

Article 64
The place for convention of the shareholders' general meeting shall be: city where the Company's registered address is or any other place designated by the board of directors. The shareholders' general meeting shall prepare the meeting place and be convened in the form of on-site meeting. The Company could also provide

Internet or other means for the convenient attendance of the shareholders, and clearly state the voting time, procedures and the means to identify the shareholders in the notice of the shareholders' general meeting if the Internet or other means is adopted as voting method. Such shareholders as attend the meeting by the aforesaid means shall be deemed presence.

Article 65
Any request for the board of directors to hold an AGM or class meeting made by the supervisory committee or shareholders who individually or jointly hold 10% of the Company’s voting shares entitling them to vote in that proposed meeting shall be dealt with according to the provisions of the Rules and Procedures for the Shareholders’ General Meetings.

If a meeting is lawfully convened by the shareholders themselves where the board of directors has not given the required consent under the Rules and Procedures for the Shareholders’ General Meetings to the same, the reasonable expenses thus incurred shall be borne by the Company and paid out of the money payable by the Company to the negligent director(s).

Article 66
When the Company convenes a shareholders’ general meeting, a notice of the meeting shall be given forty-five (45) days (including the date of the meeting) before the date of the meeting. The contents, form and issuing procedures of the notice shall comply with the requirements of the Rules and Procedures for the Shareholders’ General Meetings.

Article 67
All shareholders or their proxies registered on the stock registration date have the right to attend the shareholders' general meeting and exercise their voting rights in accordance with the relevant laws, rules and the Articles of Association and its appendices. Any shareholder who is entitled to attend and vote at a general meeting may attend the shareholders' general meeting of their own, or appoint one (1) or more persons (whether such person is a shareholder or not) as his proxy or proxies to attend and vote on his behalf, and a proxy so appointed shall be entitled to exercise the following rights pursuant to the authorization from that shareholder:

	(1)	the shareholders’ right to speak at the shareholders' general meeting;

	(2)	the right to demand or join in demanding a poll; and

	(3)	the right to vote by hand or on a poll, but a proxy of a shareholder who has appointed more than one (1) proxy may only vote on a poll.

If the said shareholder is a Recognized Clearing House, the shareholder may authorize one or more suitable person to act as its representative at any shareholders’ general meeting or any kinds of shareholders’ meeting; however, if more than one person are authorized, the power of attorney shall clearly indicate the number and types of the stocks involved by way of the said authorization. The persons after such authorization may represent the recognized clearing house (or its “proxy”) to exercise the rights, as if they were the individual shareholders of the Company.

Article 68
The shareholder shall appoint a proxy to attend the general meeting  in writing, which shall clearly indicate the number of shares represented by the proxy and shall be under the hand of the appointor or his attorney duly authorized in writing, or if the appointor is a legal person, either under seal or under the hand of a director or a duly authorized attorney. If several proxies are appointed, such written instrument shall clearly indicate the number of shares represented by each proxy. The remaining contents and form of the instrument shall comply with the requirements of the Rules and Procedures for the Shareholders’ General Meetings.

Article 69
Any form given to a shareholder by the board of directors of the Company for use by such shareholder for the appointment of a proxy to attend and vote at meetings of the Company shall be such as to enable the shareholder to freely instruct the proxy to vote in favour of or against the motions, such instructions being given in respect of each individual matter to be voted on at the meeting. Such a form shall contain a statement that, in the absence of specific instructions from the shareholder, the proxy may vote as he thinks fit.

Article 70
A vote made in accordance with the terms of a proxy shall be valid notwithstanding the death or loss of capacity of the appointor or revocation of the proxy or the authority under which the proxy was executed, or the transfer of the shares in respect of which the proxy is given, provided that the Company did not receive any written notice in respect of such matters before the commencement of the relevant meeting.

Article 71
The Company’s board of directors, independent directors and shareholders who meet the relevant requirements may collect from other shareholders of the Company the rights to vote in a shareholders’ general meeting. The collection of voting rights shall be without consideration with sufficient disclosure of information to the shareholders from whom voting rights are being collected.

Article 72
Where the shareholders' general meeting considers relevant connected transactions, the shareholders who are connected persons shall not participate in the vote, and the number of the voting shares it represents shall not be calculated into the total number of valid votes; the announcement of the shareholders' general meeting shall fully reveal the vote of the shareholders who are not connected persons.

If any shareholder are required to abstain from voting or may only vote for or against a matter according to the Rules Governing the Listing of Securities of the Hong Kong Stock Exchange Limited, any vote by such shareholder or his proxy in violation of the relevant rules or restrictions referred to above shall not be counted in the voting results.

Article 73
A shareholder (including a proxy), when voting at a shareholders’ general meeting, may exercise such voting rights as are attached to the number of voting shares which he represents except when the accumulated voting system under Article 102 hereof regarding election of directors is adopted in which case one (1) vote is attached to each share. Please refer to the Rules and Procedures for the Shareholders’ General Meetings for the implementation of the accumulated voting system.

Shares of the Company held by the Company shall not enjoy voting rights and shall not be calculated in the total number of shares with voting rights held by the present shareholders.

Article 74
At any shareholders’ general meeting, a resolution shall be decided on a show of hands unless a poll is demanded or otherwise required by the listing rules of the stock exchanges on which the Company’s shares are listed:

(1) by the chairman of the meeting;

(2) by at least two (2) shareholders present in person or by proxy entitled to vote thereat; and

(3)
by one (1) or more shareholders present in person or by proxy and representing 10 % or more of all shares carrying the right to vote at the meeting singly or in aggregate, before or after a vote is carried out by a show of hands.

Unless a poll is demanded, a declaration by the chairman that a resolution has been passed on a show of hands and the record of such in the minutes of the meeting shall be conclusive evidence of the fact that such resolution has been passed. There is no need to provide evidence of the number or proportion of votes in favour of or against such resolution.

The demand for a poll may be withdrawn by the person who demands the same.

Article 75
A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded.

Article 76	On a poll taken at a meeting, a shareholder (including a proxy) entitled to two (2) or more votes need not cast all his votes in the same way.

Article 77
In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall have a casting vote.

Article 78	Resolutions of shareholders’ general meetings shall be divided into ordinary resolutions and special resolutions.

An ordinary resolution must be passed by votes representing more than one-half of the voting rights represented by the shareholders (including their proxy) present at the meeting.

A special resolution must be passed by votes representing more than two-thirds of the voting rights represented by the shareholders (including their proxy) present at the meeting.

The shareholders (including their proxy) attending the meeting shall clearly show approval or objection to every matter to be voted on. As for the unpolled vote or abstention, the Company will not treat it as the vote with voting right when calculating the voting result of this matter.

Article 79	The following matters shall be resolved by an ordinary resolution at a shareholders’ general meeting:

	(1)	work reports of the board of directors and the supervisory committee;

	(2)	profit distribution plans and loss recovery plans formulated by the board of directors;

	(3)	appointment and removal of members of the board of directors and supervisors assumed by non-representatives of the employees, their remuneration and manner of payment;

	(4)	annual preliminary and final budgets, balance sheets and profit and loss accounts and other financial statements of the Company; and

	(5)	matters other than those which are required by the laws and administrative regulations or by the Articles of Association and its appendices to be adopted by special resolution.

Article 80	The following matters shall be resolved by a special resolution at a shareholders’ general meeting:

	(1)	the increase or reduction in share capital and the issue of shares of any class, warrants and other similar securities;

	(2)	the issue of debentures of the Company;

	(3)	the division, merger, dissolution, liquidation and change of corporate form of the Company;

	(4)	amendment of the Articles of Association and its appendices and its appendices;

	(5)	where the purchase or sale of assets or amount of guarantee by the Company within one year exceeds 30% of the latest audited total assets;

	(6)	stock incentive plan; and

(7)
any other matters required by laws, administrative regulations or the Articles of Association and its appendices , and those considered by the shareholders in general meeting, and resolved by way of an ordinary resolution, to be of a nature which may have a material impact on the Company and should be adopted by special resolutions.

Article 81
The chairman of the meeting shall be responsible for determining whether a resolution has been passed. His decision, which shall be final and conclusive, shall be announced at the meeting and recorded in the minutes.

Article 82
If the chairman of the meeting has any doubt as to the result of a resolution which has been put to vote at a shareholders’ meeting, he may have the votes counted. If the chairman of the meeting has not counted the votes, any shareholder who is present in person or by proxy and who objects to the result announced by the chairman of the meeting may, immediately after the declaration of the result, demand that the votes be counted and the chairman of the meeting shall have the votes counted immediately.

Article 83	If votes are counted at a shareholders’ general meeting, the result of the count shall be recorded in the minutes.

Article 84
The convenor should be responsible for the authenticity, accuracy and completeness of the minutes of meetings. The present directors, supervisors, secretary of the board of directors, the convener or its agent, and the presiding person shall sign their names in the minutes of the meeting. The contents and form of the records of meeting shall comply with the requirements of the Rules and Procedures for the Shareholders’ General Meetings.

The minutes of the shareholders' general meetings, together with the shareholders’ attendance lists and proxy forms, other valid information in relation to the voting by way of Internet or other means shall be treated as a Company file and kept by the secretary of the board of directors at the Company’s place of residence for at least 10 years.

Article 85
Copies of the minutes of proceedings of any shareholders’ meeting shall, during business hours of the Company, be open for inspection by any shareholder without charge. If a shareholder requests for a copy of such minutes from the Company, the Company shall send a copy of such minutes to him within seven (7) days after receipt of reasonable fees therefor.

Article 86
Where the shareholders' general meeting passes the resolutions including bonus in cash, bonus in shares or converted and increased capital stock of cumulative fund, the Company shall give effect to the detailed plan within two months after the conclusion of the shareholders' general meeting. If the aforesaid resolutions involves profit distribution plan, the board of directors of the Company shall complete the issue and distribution of dividend (or shares) within two months as of the convention of the shareholders' general meeting.

CHAPTER 9  SPECIAL PROCEDURES FOR VOTING BY A CLASS OF SHAREHOLDERS

Article 87	Those shareholders who hold different classes of shares are class shareholders.

Class shareholders shall enjoy rights and assume obligations in accordance with laws, administrative regulations and the Articles of Association and its appendices.

Article 88
Rights conferred on any class of shareholders (“class rights”) may not be varied or abrogated save with the approval of a special resolution of shareholders in a general meeting and the approval of the affected class  shareholders at a separate meeting conducted in accordance with Articles 90 to 94 hereof.

Article 89	The following circumstances shall be deemed to be variation or abrogation of the rights of certain class shareholders:

(1)
to increase or decrease the number of shares of that class, or to increase or decrease the number of shares of a class having voting or distribution rights or privileges equal  or superior to those of shares of that class;

	(2)	to exchange all or part of the shares of that class for shares of another class or to exchange or to create a right to exchange all or part of the shares of another class for shares of that class;

	(3)	to remove or reduce rights to accrued dividends or rights to cumulative dividends attached to shares of that class;

	(4)	to reduce or remove preferential rights attached to shares of that class to receive dividends or to the distribution of assets in the event that the Company is liquidated;

	(5)	to add, remove or reduce conversion privileges, options, voting rights, transfer or pre-emptive rights, or rights to acquire securities of the Company attached to shares of that class;

	(6)	to remove or reduce rights to receive payment payable by the Company in specific currencies attached to shares of that class;

	(7)	to create a new class of shares having voting or distribution rights or privileges equal or superior to those of the shares of that class;

	(8)	to restrict the transfer or ownership of shares of that class or to increase the types of restrictions attaching thereto;

	(9)	to issue rights to subscribe for, or to convert the existing shares into, shares in the Company of that class or another class;

	(10)	to increase the rights or privileges of shares of another class;

	(11)	to restructure the Company in such a way so as to result in the disproportionate distribution of obligations between the various classes of shareholders; and

	(12)	to vary or abrogate the provisions of this Chapter.

Article 90
Affected class shareholders, whether or not otherwise having the right to vote at shareholders’ general meetings, have the right to vote at class shareholders' meetings in respect of matters concerning sub-paragraphs (2) to (8), (11) and (12) of Article 89 hereof, but interested shareholder(s) shall not be entitled to vote at such class shareholders' meetings.

“(An) interested shareholder(s)”, as such term is used in the preceding paragraph, means:

(1)
in the case of a repurchase of shares by way of a general offer to all shareholders of the Company or by way of public dealing on a stock exchange pursuant to Article 29 hereof, an interested shareholder is a “controlling shareholder” within the meaning of Article 54 hereof;

	(2)	in the case of a repurchase of shares by an off-market agreement pursuant to Article 29 hereof, a holder of the shares to which the proposed agreement relates; and

(3)
in the case of a restructuring of the Company, a shareholder who assumes a relatively lower proportion of obligation than the obligations imposed on shareholders of that class under the proposed restructuring or who has an interest in the proposed restructuring different from the general interests of the shareholders of that class.

Article 91
Resolutions of a class shareholders' meeting shall be passed by votes representing more than two-thirds of the voting rights of shareholders of that class represented at the relevant meeting who, according to Article 90, are entitled to vote thereat.

Article 92
A written notice of a class shareholders' meeting shall be given to all shareholders who are registered as holders of that class in the register of shareholders forty-five (45) days before the date of the class meeting (not including the date of meeting) if the Company convenes a class shareholders' meeting. Such notice shall give such shareholders notice of the matters to be considered at such meeting, the date and the place of the class meeting. A shareholder who intends to attend the class meeting shall deliver his written reply in respect thereof to the Company twenty (20) days before the date of the class meeting.

If the number of the voting shares represented by the shareholders who intend to attend the meeting is more than half of the total number of shares of that class which have the right to vote at such meeting, the Company may hold the class shareholders' meeting; if not, the Company shall within five (5) days give the shareholders further notice of the matters to be considered, the date and the place of the class meeting by way of public announcement. The Company may then hold the class meeting after such public announcement has been made.

Article 93	Notice of class shareholders' meetings need only be served on shareholders entitled to vote thereat.

Class shareholders' meetings shall be conducted in a manner which is as similar as possible to that of shareholders’ general meetings. The provisions of the Articles of Association and its appendices relating to the manner for the conduct of shareholders’ general meetings are also applicable to class shareholders' meetings.

Article 94	Apart from the holders of other classes of shares, the holders of the A Shares and holders of Overseas-Listed Foreign-Invested Shares shall be deemed to be holders of different classes of shares.

The special procedures for approval by a class of shareholders shall not apply in the following circumstances:

(1)
where the Company issues, upon the approval by special resolution of its shareholders in a general meeting, either separately or concurrently once every twelve (12) months, not more than 20% of each of its existing issued A Shares and Overseas-Listed Foreign-Invested Shares; or

(2)
where the Company’s plan to issue A Shares and Overseas-Listed Foreign-Invested Shares at the time of its establishment is carried out within fifteen (15) months from the date of approval of the securities regulatory organ of the State Council.

CHAPTER 10  BOARD OF DIRECTORS

Article 95	The Company shall have a board of directors which is accountable to shareholders.

The Company shall set forth Rules and Procedures for the Board of Directors’ Meetings for implementation after being approved by the shareholders in a general meeting. The Rules and Procedures for the Board of Directors’ Meetings shall include the following items:

	(1)	functions and powers and authorizations of the board of directors;

	(2)	establishment of the board of directors and its subordinated offices;

	(3)	secretary of the board of directors;

	(4)	discussion system of a board meeting;

	(5)	discussion procedures of a board meeting;

	(6)	disclosure of information of a board meeting;

	(7)	implementation and feedback of resolutions of a board meeting; and

	(8)	other matters deemed necessary by the shareholders’ general meeting.

The Rules and Procedures for the Board of Directors’ Meetings is an integral part of and shall have the same legal effect as these Articles of Association and its appendices.

Article 96	The board of directors shall consist of eleven (11) to fifteen (15) directors and there shall be one (1) Chairman and 1 to 2 Vice-chairman.

Directors can also act as senior management personnel, however, the number of directors who also act as senior management personnel shall not exceed on half of the total number of directors.

Article 97	Directors of the Company shall be natural persons and they are not required to hold any shares in the Company.

Directors shall be elected at the shareholders’ general meeting and each Board has a term of three (3) years. The term of office of a director shall be calculated from the date of their assumption of office until the expiry of the term of the present session of the board of directors. At the expiry of the term of office of a director, the term is renewable upon re-election. The term of office of any independent director may not be renewed for more than 6 years.

Newly appointed directors, supervisors should assume their office immediately after the close of the relevant general meeting, or on the date specified in the resolution of the general meetings.

Where the directors are not reelected timely upon the expiry of the term, the original directors shall, prior to the assumption of the reelected directors, performs its director duties in accordance with laws, administrative rules, regulations and the provisions of the Articles of Association and its appendices.

Article 98
The list of candidates for directors shall be submitted to the shareholders’ general meeting in the form of motion for approval. The Board of Directors should inform the shareholders of the resume and basic profiles of the director candidates by way of announcement.

Candidates other than those for independent directors shall be nominated by the board of directors, the supervisory committee or shareholders who individually or jointly hold 3% or more of the Company’s voting shares and be elected by the shareholders in a general meeting.

Candidates for independent directors of the Company shall be nominated by the Company’s board of directors, the supervisory committee or shareholders who individually or jointly hold 1% or more of the Company’s voting shares and be elected by the shareholders in a general meeting.

Article 99	Independent directors shall be elected in the following manner:

(1)
the nominator of a candidate for independent director shall seek the consent of the nominee, find out the occupation, academic qualification, rank and detailed working experience including all part-time jobs of the nominee and provide written proofs of the same to the Company before making the nomination. The candidate shall give a written undertaking to the Company agreeing to be nominated, undertaking the truthfulness and completeness of his particulars disclosed and guaranteeing the performance of a director’s duties after being elected.

(2)
the nominator of an independent director shall give opinion on the qualification and independence of the nominee to act as an independent director. The nominee shall make an open announcement as to the absence of any relation between the Company and him which would affect his independent and objective judgment.

(3)
if the nomination of candidates for independent directors is made before the Company’s convening of a board meeting, the written proofs of the nominee referred to in sub-paragraphs (1) and (2) above shall be disclosed together with the board resolution or the notice of shareholders' general meeting.

(4)
if the shareholders who individually or jointly hold 3% or more of the Company’s total voting shares nominates in a general meeting of the Company according to law the independent directors' candidates, a written notice stating their intention to nominate a candidate for directors and the nominee’s consent to be nominated together with the written proofs and undertaking of the nominee referred to in sub-paragraphs (1) and (2) above shall be delivered to the Company not less than ten (10) days before the general meeting, and the period granted by the Company for lodging the above notice and documents by the relevant nominator (such period shall commence from the date after the issue of the notice of the general meeting) shall not be less than ten (10) days.

(5)
when issuing notice of shareholders' general meeting where independent directors are to be elected, the Company shall submit the relevant information of all nominees to the domestic stock exchange on which the Company’s shares are listed. The written opinions of the board of directors shall also be submitted in case the Company’s board has any dispute as to the particulars of the nominee. If the stock exchange on which the Company’s shares are listed opposes to the nomination of any nominee, this nominee may not be included as a candidate for independent directors. In convening a general meeting to elect independent directors, the Company’s board shall specify if the stock exchange on which the Company’s shares are listed has any dispute as to the candidates for independent directors.

Article 100	Non-independent directors shall be elected in the following manner:

(1)
the nominator of a candidate for non-independent director shall seek the consent of the nominee, find out the occupation, academic qualification, rank and detailed working experience including all part-time jobs of the nominee and provide written proofs of the same to the Company before making the nomination. The candidate shall give a written undertaking to the Company agreeing to be nominated, undertaking the truthfulness and completeness of his particulars disclosed and guaranteeing the performance of a director’s duties after being elected.

(2)
if the nomination of candidates for non-independent directors is made before the Company’s convening of a board meeting, the written proofs of the nominee referred to in sub-paragraph (1) above shall be disclosed together with the board resolution or the notice of the shareholders' general meeting.

(3)
if the shareholders who individually or jointly hold 3% or more of the Company’s voting shares or nominates in a general meeting of the Company according to law the independent directors' candidates, a written notice stating their intention to nominate a candidate for directors and the nominee’s consent to be nominated together with the written proofs and undertaking of the nominee referred to in sub-paragraph (1) above shall be delivered to the Company not less than ten (10) days before the general meeting, and the period granted by the Company for lodging the above notice and documents by the relevant nominator (such period shall commence from the date after the issue of the notice of the general meeting) shall not be less than ten (10) days”.

Article 101	The following basic requirements shall be met in order to be an independent director:

	(1)	qualified to be a director of a listed company under the laws, administrative regulations and other relevant provisions;

	(2)	has basic knowledge of the operation of a listed company, familiar with the relevant laws, administrative rules, regulations and rules from competent authorities;

	(3)	has 5 years or more of legal or financial experience or other experience in performing the duties of an independent director; and

	(4)	independence and other requirements stipulated by laws, administrative rules, regulations of the competent authorities and the Articles of Association and its appendices .

Article 102
When voting on the election of directors and supervisors in a shareholders’ general meeting, cumulative voting system in accordance with the relevant laws and regulations in effect shall be adopted.  In the event of inconsistency between the laws and regulations and the Articles of Association and its appendices, the Board of the Directors may decide to adopt an appropriate cumulative voting system subject to laws and decrees.  Please refer to the Rules and Procedures for the Shareholders’ General Meetings for details of implementation of the accumulative voting system.

Article 103
Provided that the relevant laws and administrative rules are observed, a director whose term of office has not yet been expired may be removed in a general meeting by way of ordinary resolution (but the right to lodge a claim under a contract is not affected).

If a director has failed to attend a board meeting personally nor appoint a proxy to attend on his behalf on two consecutive occasions, it shall be treated as a failure to discharge his duties. The board of directors shall propose in a shareholders’ general meeting to remove and replace this director.

If an independent director has failed to attend a board meeting personally on three consecutive occasions, the board of directors shall propose in a shareholders’ general meeting to remove and replace this director. Unless in the above circumstances and in circumstances as provided in the Company Law where a person is prohibited from acting as a director, no independent director may be removed before his term of office expires. In case of early removal, the Company shall disclose it by way of special disclosure. If the removed independent director considers that he is removed by the Company improperly, he may make an open declaration.

Article 104	A director may resign before his term of office expires. In resigning his duties, a director shall tender a resignation to the board in writing.

Article 105
If the resignation of a director causes the board members of the Company to fall below the minimum number of members to form a quorum, prior to the assumption of the re-elected directors, the former directors shall perform their directorship pursuant to laws, administrative rules, regulations and the Articles of Association and its appendices .

If the resignation of an independent director causes the proportion of independent directors in the board of the Company to fall below the minimum requirements of the relevant regulatory authorities, the resignation of this independent director shall be effective only after the succeeding independent director has filled his vacancy.

Notwithstanding the foregoing, the resignation of the directors shall take effect upon receipt of the resignation notification by the Board of Directors.

Article 106	The board of directors shall exercise the following functions and powers:

	(1)	to be responsible for the convening of the shareholders’ general meeting and to report on its work to the shareholders in general meetings;

	(2)	to implement the resolutions passed by the shareholders in general meetings;

	(3)	to determine the Company’s business plans and investment proposals;

	(4)	to formulate the Company’s annual preliminary and final financial budgets;

	(5)	to formulate the Company’s profit distribution proposal and loss recovery proposal;

(6)
to formulate proposals for the credit and financial policies of the Company, the increase or reduction of the Company’s registered capital and for the issue of any kind of securities of the Company’s (including but without limitation to the Company’s debentures) and proposals for listing and repurchase of the Company’s shares;

	(7)	to set forth plans for significant acquisition or disposal proposals, the merger, division, change of corporate form or dissolution of the Company;

(8)
to determine matters to the extent authorized by the shareholders' general meeting of the Company in relation to, external investment, purchase or sale of assets, pledge, entrusting financing, connected transaction;

	(9)	to examine external guarantees of the Company in accordance with laws and the provisions of the Articles of Association and its appendices ;

	(10)	to decide on the Company’s internal management structure;

(11)
to appoint or remove the Company’s president and to appoint or remove senior vice-president, the vice-president and Chief Financial Officer of the Company according to the recommendations of the president; to appoint or remove the secretary of the board of directors and to decide on their remuneration;

(12)
to appoint or replace the members of the board of directors and the supervisory committee of its wholly-owned subsidiary, appoint, replace or recommend the shareholders’ proxies, directors (candidates) and supervisors (candidates) of its subsidiary(ies) which are controlled or invested by the Company.

	(13)	to determine the establishment of Company’s branch offices;

	(14)	to formulate proposals for any amendment of the Articles of Association and its appendices and its appendices;

	(15)	to set forth the Company’s basic management system;

	(16)	to manage the disclosure of information of the Company;

	(17)	to propose in a shareholders’ general meeting to engage or replace the accounting firm which undertakes auditing work of the Company;

	(18)	to listen to the president’s work report and check the president’s work;

(19)
to determine important matters and administrative matters of the Company other than those which should be determined by resolution of a shareholders’ general meeting of the Company in accordance with law, administrative rules, regulations of the competent department(s) and these Articles of Association and its appendices , and to sign other important agreements; and

(20)
to exercise any other powers stipulated by laws, administrative rules, regulations of the competent department(s) or the Articles of Association and its appendices  and conferred by the shareholders in a general meeting.

Other than the board of directors’ resolutions in respect of the matters specified in sub-paragraphs (6), (7) and (14) of this Article which shall be passed by the affirmative vote of more than two-thirds of all the directors, the board of directors’ resolutions in respect of all other matters may be passed by the affirmative vote of over half of the directors (Item (9) should be approved by more than two-thirds of the directors attending the meeting.)

Article 107
The above functions and powers of board meetings may be authorized to one or more directors upon the agreement of all directors, but matters concerning material interests of the Company shall be determined by the board collectively. The authorization of the board shall be clear and specific.

Article 108
An independent director shall have the following special functions and powers in addition to those conferred by the Company Law, other relevant laws, administrative rules and the Articles of Association and its appendices :

(1)
material connected transactions (determined according to the standards issued from time to time by the relevant regulatory authorities in the place where the Company’s shares are listed) which should be approved by the board of directors or the shareholders’ general meeting according to law shall, upon the recognition of independent directors, be submitted to the board of directors for discussion. Any resolution made by the board of directors regarding the Company’s connected transactions must only be effective after it has been signed by the independent directors. The independent directors may, before making a judgment, engage an intermediary to issue an independent financial report for them to rely upon in making the judgment;

	(2)	to propose to the board of directors to engage or remove an accounting firm;

	(3)	two or more than one-half of the independent directors may propose to the board of directors to convene an EGM;

	(4)	to propose the calling of a board meeting;

	(5)	to engage an external auditing or advisory organ independently;

	(6)	to collect voting rights from shareholders prior to the convening of a shareholders’ general meeting;

and

	(7)	to report directly to the shareholders’ general meetings, securities regulatory organ under the State Council and other relevant departments.

The independent directors shall seek the consent of more than half of the independent directors in exercising their functions and powers other than sub-paragraphs (1) and (3) above.

If the above proposal is not accepted or the above functions and powers are not exercised properly, the Company shall disclose the same.

Article 109
In respect of approval authority of the board of directors in relation to external investment, purchase or sale of assets, pledge, external guarantee, entrusting financing, connected transaction, the Rules and Procedures for the Board of Directors’ Meetings shall provide with clear rules, the board of directors shall lay down strict procedures to inspect and decide on risks investments in respect of the aforesaid matters. For major investment projects in excess of the approval limit of the board of directors, it shall organize the relevant experts and professional officers to conduct assessment for approval of the shareholders in a general meeting.

Article 110
The Chairman and the Vice-Chairman shall be directors of the Company and be appointed and removed by affirmative vote of a simple majority of all directors. The term of office of the Chairman or the Vice-Chairman shall be three (3) years which term is renewable upon re-election.

Article 111	The Chairman of the board of directors shall exercise the following functions and powers:

	(1)	to preside over shareholders’ general meetings and to convene and preside over meetings of the board of directors;

	(2)	to co-ordinate and perform the responsibilities of the board of directors and review on the implementation of resolutions passed by the board of directors at directors’ meetings;

	(3)	to sign the certificates of shares, debentures and other valuable securities issued by the Company;

	(4)	to sign important documents of the board and other documents which should be signed by the Company’s legal representative;

	(5)	to exercise the functions and powers of a legal representative;

(6)
where it is lawful and in the interest of the Company, to exercise the special right to deal with the Company’s affairs during emergency such as the occurrence of natural disasters, and to report to the Company’s board of directors and general meetings thereafter; and

	(7)	to exercise other powers conferred by the board of directors.

The vice-chairman of the board of directors shall assist the chairman of the board with its work. Whenever the Chairman is unable to or fails to exercise his/her powers, the vice-chairman of the board shall perform the duties (if the Company has two or more vice chairman of the board, the vice-chairman voted by more than one half of the directors shall perform the duties); where the vice-chairman of the board is unable to or fails to fulfill his/'her duty, a director shall be elected by half of the total members of the board of directors to perform the duties.

Article 112
Board meetings shall be convened regularly at least 4 times a year. An EGM shall be called for on occurrence of any of the events set out in the Rules and Procedures for the Board of Directors’ Meetings.

The calling for a board meeting, and the contents and form of a notice of meeting shall comply with the requirements of the Rules and Procedures for the Board of Directors’ Meetings.

Article 113
Meetings of the board of directors shall be held only if more than half of all the directors (including any alternate director appointed) are present. Each director shall have one (1) vote. Where there is an equality of votes cast both for and against a resolution, the Chairman of the board of directors shall have an additional vote.

Article 114
Directors shall attend the meetings of the board of directors in person. Where a director is unable to attend a meeting for any reason, he may by a written power of attorney appoint another director to attend the meeting on his behalf. The power of attorney shall set out the name of the proxy, the subject and scope of authorization and validity of the time limit of the proxy, which shall be signed or officially sealed by the authorizing party.

A director appointed as a representative of another director to attend the meeting shall exercise the rights of a director within the scope of authority conferred by the appointing director. Where a director is unable to attend a meeting of the board of directors and has not appointed a representative to attend the meeting on his behalf, he shall be deemed to have waived his right to vote at the meeting.

All expenses incurred by the directors for attending the board meeting shall be borne by the Company, including the traffic expense from the place where the director is located to the place where the meeting is convened, as well as the board and lodging expenses during the term of meeting. The miscellaneous expenses such as the rental of meeting room and the local traffic expenses etc. shall also be borne by the Company.

Article 115
Apart from meetings on site, interim meetings of the board of directors may take the form of video-teleconference, written communications over the resolutions, or any other methods, provided that directors are ensured to fully express their opinions.  In any event, such meetings are in compliance with the Rules and Procedures for the Board of Directors’ Meetings.

Article 116
Matters determined in a board meeting shall be recorded in Chinese in the form of Records of Meeting. The contents and form of Records of Board Meetings shall comply with the Rules and Procedures for the Board of Directors’ Meetings.

Article 117
Directors shall be liable for board resolutions. If a board resolution is against the law, administrative rules or the Articles of Association and its appendices and resolutions of the shareholders' general meetings, thus causes the Company to suffer any loss, the directors who participate in voting shall assume the liability to compensate to the Company); directors who are proved to have cast a dissenting vote against the motion during the voting as recorded in the records of meeting shall be exempted from liability.

CHAPTER 11  SECRETARY OF THE BOARD OF DIRECTORS

Article 118
The Company shall have one (1) secretary of the board of directors, being a senior management personnel, shall be accountable to the Company and the board of directors. The Company shall set forth regulations in relation to the work of the Secretary of the Board to promote the management of the Company and make provisions for disclosure of information and investor relations.

The board of directors may establish its secretarial department when necessary.

Article 119
A director or a member of the senior management personnel of the Company may concurrently act as the secretary of the Company’s board of directors. No accountant of the accounting firm engaged by the Company may concurrently act as the secretary of the Company’s board of directors.

The secretary of the Company’s board of directors shall be a natural person who has the requisite professional knowledge and experience, and shall be nominated by the Chairman of the Board and appointed by the board of directors. In the case of a director acting concurrently as the secretary of the board, if an act has to be performed by a director and the secretary of the board respectively, this director acting concurrently as the secretary of the board may not act in both identities.

Article 120	The main duties and responsibilities of the secretary of the board of directors include:

(1)
to assist directors to deal with the daily matters of the board of directors, continuously provide, remind and ensure directors and the president, etc. to be well informed of the laws, regulations, policies and requirements of both domestic and overseas regulatory organizations concerning the operation of the Company, and assist directors and the president to practically implement the domestic and foreign laws, regulations, the Articles of Association and its appendices and other regulations when performing their duties and powers;

(2)
to be responsible for the organization and preparation of the documents of the board of directors and shareholders’ general meeting, well prepare the meeting record work, ensure the meeting policies in conformity with the legal procedures, and to keep abreast of the execution of the resolutions of the board of directors;

(3)
to be responsible for the organization and coordination of information disclosure, to ensure of a timely, accurate, lawful, true and complete disclosure of information, coordination of the relationship with the investors, and enhancement of the transparency of the Company;

	(4)	to participate in and organize the financing in capital market; and

	(5)	to deal with the relationships with the intermediary organs, regulatory authorities and the Media.

Article 121
The secretary of the board of directors shall discharge his duties diligently according to laws, administrative rules, regulations of the competent authorities and the Articles of Association and its appendices.

The secretary of the board of directors shall assist the Company to comply with the relevant PRC law and regulations of the securities regulatory organ of the place where the Company’s shares are listed.

CHAPTER 12  PRESIDENT

Article 122
The Company shall have a president who is accountable to the board of directors. The president shall be nominated by the Chairman of the board of directors and appointed or removed by the board of directors.

The Company shall have a senior vice president, several vice-presidents, and one Chief Financial Officer who shall assist the president in work. The senior vice president, Chief Financial Officer and the vice-presidents shall be nominated by the president and appointed or removed by the board of directors.

Article 123	The president shall exercise the following duties and powers:

	(1)	to be in charge of the Company’s production, operation and management, to co-ordinate the implementation of the resolutions of the board of directors and to report his work to the board of directors;

	(2)	to organize the implementation of the Company’s annual business plan and investment proposal;

	(3)	to draft plans for the establishment of the Company’s internal management structure;

	(4)	to draft plans for the establishment of the branch company of the Company;

	(5)	to draft the Company’s basic management system;

	(6)	to formulate specific rules and regulations for the Company;

	(7)	to propose the appointment or dismissal of the Company’s senior vice president, vice-president(s) and Chief Financial Officer;

	(8)	to appoint or dismiss management personnel other than those required to be appointed or dismissed by the board of directors;

	(9)	to determine the wages, fringe benefits, rewards and punishments of the Company’s staff, to determine the appointment and dismissal of the Company’s staff;

	(10)	to propose the convening of extraordinary meetings of directors; and

	(11)	other powers conferred by the Articles of Association and its appendices and the board of directors.

Article 124
The president and other senior officers who are not directors, have the right to attend board meetings and to receive notices of meetings and other relevant documents, but do not have any voting rights at board meetings.

Article 125	The president shall set forth “Work Regulations for the President” for implementation upon the approval of the board of directors.

Article 126	The Work Regulations for the President shall include:

	(1)	requirements and procedures for the convening of a presidents’ meeting and the officers attending;

	(2)	the president, senior vice-presidents, Chief Financial Officer and vice presidents shall divide their duties among themselves and perform their own duties;

(3)
use of the Company’s funds and assets, authority to sign major contracts and the system to report to the board of directors and to the supervisory committee at the request of the supervisory committee; and

	(4)	other matters as the board of directors may consider necessary.

Article 127
In performing their functions and powers, the president, senior vice-presidents, the Chief Financial Officer and vice presidents shall act honestly and diligently and in accordance with laws, administrative regulations and the Articles of Association and its appendices. They may not alter the resolutions of a shareholders’ general meeting or of a board meeting nor act ultra vires.

CHAPTER 13  SUPERVISORY COMMITTEE

Article 128	The Company shall have a supervisory committee which is accountable to the shareholders’ general meetings.

The Company shall set forth “Rules and Procedures for the Supervisors’ Meetings” for implementation upon being approved by the shareholders in a general meeting. The Rules and Procedures for the Supervisors’ Meetings shall include the followings:

	(1)	the formation and business system of the supervisory committee;

	(2)	the functions and powers of the supervisory committee;

	(3)	the system of discussion of the supervisors’ meetings;

	(4)	the procedures of discussion of the supervisory committee;

	(5)	the disclosure of information of the supervisors’ meetings;

	(6)	implementation and feedback of resolutions of the supervisory committee; and

(7) other matters as the shareholders’ general meetings may consider necessary.

The Rules and Procedures for the Supervisors’ Meetings shall be an integral part of and have the same legal effect as these Articles of Association and its appendices.

Article 129
The supervisory committee shall compose of 10 supervisors, six of which shall be assumed by non-representatives of the employees; and four of which shall be representatives of workers and staff of the Company. The supervisors assumed by non-representatives of the employees shall be elected and dismissed by shareholders' general meetings, and representatives of the employees shall be elected and dismissed through the employee representatives' general meetings, employee general meetings or other forms of democratic election.

Each supervisor shall serve for a term of three years, which term is renewable upon re-election and re-appointment.  The supervisor's term shall be calculated from the date of appointment to the expiration of the term of the relevant session of the supervisory committee. Where the supervisor fails to be re-elected upon the expiration of its term, the former supervisor shall, prior to the assumption of the reelected supervisor, perform the duty hereof in accordance with laws, administrative rules, regulations and the provisions in the Articles of Association and its appendices.

Article 130
The supervisory committee shall have one (1) Chairman, and may have a deputy Chairman, both of whom  shall be supervisors. The election or removal of the Chairman and deputy Chairman of the supervisory committee shall be determined by two-thirds or more of the members of the supervisory committee.

The Chairman of the supervisory committee shall exercise the duties and powers of the supervisory committee.

The Chairman of the supervisory committee shall convene and preside over the meetings.  In the event that the Chairman is unable to or fails to perform such duties, the deputy Chairman of the supervisory committee shall convene and preside over such meetings; if the deputy Chairman is unable to or fails to perform such duties, over half of the supervisors shall jointly recommend a supervisor, who shall convene and preside over the meetings.

Article 131	If necessary, the supervisory committee may establish its offices responsible for daily affairs of the supervisory committee.

Article 132	A director and senior management personnel may not act concurrently as a supervisor.

Article 133
The list of supervisors assumed by the non-representatives of the employees shall be submitted to the shareholders’ general meeting in the form of motion for approval.  The board of directors shall announce the resume and basic profile of the candidate supervisors to the shareholders.

The candidates for supervisors who are shareholder representatives shall be nominated by the Company’s board of directors, the supervisory committee or shareholders who individually or jointly hold 3% or more of the Company’s voting shares and be elected by the shareholders in a general meeting.

The candidates for independent supervisors shall be nominated by the Company’s board of directors, the supervisory committee or shareholders who individually or jointly hold 1% or more of the Company’s voting shares and be elected by the shareholders in a general meeting.

Article 134	The supervisors who are shareholders representatives and independent supervisors shall be elected in the following manner:

(1)
the nominator of a candidate for supervisor who is a shareholder representative or an independent supervisor shall seek the consent of the nominee, find out the occupation, academic qualification, rank and detailed working experience including all part-time jobs of the nominee and provide written proofs of the same to the Company before making the nomination. The candidate shall give a written undertaking to the Company agreeing to be nominated, undertaking the truthfulness and completeness of his particulars disclosed and guaranteeing the performance of a director’s duties after being elected.

(2)
If the nomination of a candidate for supervisor who is a shareholder representative or an independent supervisor is made before the Company’s convening of a board meeting, the written proofs of the nominee referred to in sub-paragraphs (1) above shall be disclosed together with the board resolution or the notice of the shareholders' general meeting.

(3)
If the shareholders who have the rights to nominate nominates in a shareholders' meeting of the Company a candidate for a supervisor who is a shareholder representative or a candidate for an independent supervisor, a written notice stating their intention to nominate a candidate for a supervisor and the nominee’s consent to be nominated together with the written proofs and undertaking of the nominee referred to in sub-paragraph (1) above shall be delivered to the Company ten (10) days before the AGM.

Article 135	A supervisor may resign before his term expires, and shall submit a written resignation report to the supervisor committee.

Where the resignation of supervisors within his (her) term has resulted in the number of the total member in supervisory committee is lower than the quorum, the former supervisor shall, prior to the assumption of the reelected supervisor, perform the duty hereof in accordance with laws, administrative rules, regulations and the provisions in the Articles of Association and its appendices . Apart from the aforesaid situation, the resignation of the supervisors shall be effective upon the receipt of the written resignation report by the supervisory committee.

Article 136
Supervisors’ meetings shall be convened regularly at least 4 times a year. An extraordinary supervisors’ meeting shall be convened on occurrence of any of the events specified in the Rules and Procedures for the Supervisors’ Meetings. The meetings shall be called upon by the Chairman of the supervisory committee.

A 10 days’ prior notice shall be given to all supervisors for the convening of a supervisors’ meeting. The convening of a supervisors’ meeting and the contents and form of the notice of meeting shall comply with the Rules and Procedures for the Supervisors’ Meetings.

Article 137	The supervisory committee shall exercise the following functions and powers in accordance with law:

	(1)	to review the Company’s financial position; to appoint another accounting firm in the name of the Company to review the Company’s financial condition independently;

(2)
to supervise the directors, senior management personnel to ensure that they do not act in contravention of any law, regulation or the Articles of Association and its appendices , and to advise on dismissal of directors or senior management personnel who are in breach of laws, administrative rules, the Articles of Association and its appendices  or resolutions of the shareholders' general meetings;

	(3)	to demand the directors or the senior management personnel to rectify their error if they have acted in a harmful manner to the Company’s interest;

(4)
to check and inspect the financial information such as the financial report, business report and plans for distribution of profits to be submitted by the board of directors to the shareholders’ general meetings and to authorize, in the Company’s name, publicly certified and practicing accountants to assist in the review on such information should any doubt arise in respect thereof, examine and opine in writing on the periodical reports of the Company prepared by the board of directors;

	(5)	to make recommendations of accounting firms for engagement by the Company;

	(6)	to make motions in a shareholders' general meeting;

	(7)	to propose to convene an EGM, where the board of directors fails to perform the duties in relation to convene or preside a shareholders' general meeting as required by the Company Laws, to convene and preside the shareholders' general meeting;

	(8)	to propose to convene an extraordinary board meeting;

	(9)	to represent the Company in negotiations with or in bringing actions against a director or a senior management personnel;

(10)
to investigate into any abnormalities in operation of the Company; if necessary, to engage accounting firms, law firms and other professional institutions to assist its work, and the expenses shall be borne by the Company; and

	(11)	other duties and powers as may be specified by the Articles of Association and its appendices .

Supervisors shall attend meetings of the board of directors, and may enquire or advise on matters in the resolutions of the board of directors.

Article 138
The supervisory committee may require the directors, senior management personnel, internal and external auditors to attend supervisors’ meetings and answer any question that the supervisory committee may have regarding matter it cares about.

Article 139	Resolutions of the supervisory committee shall be passed by the affirmative vote of more than two-thirds of all of its members.

Article 140
Records shall be made for all supervisors’ meetings and be signed by all attending supervisors and the recording person. Supervisors shall have the right to ask for the making of a descriptive record of what he speaks in the meeting. Records of supervisors’ meetings shall be treated as the Company’s files and kept at the Company’s domicile for at least 10 years.

Article 141
All reasonable fees incurred in respect of the employment of professionals (such as, lawyers, certified public accountants or practicing auditors) which are required by the supervisory committee in the exercise of its functions and powers shall be borne by the Company.

Article 142	A supervisor shall carry out his duties faithfully and bona fide in accordance with laws, administrative regulations and the Articles of Association and its appendices.

CHAPTER 14  QUALIFICATIONS AND OBLIGATIONS OF THE DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT PERSONNEL OF THE COMPANY

Article 143	A person may not serve as a director and a senior management personnel of the Company if any of the following circumstances apply:

	(1)	a person who does not have or who has limited capacity for civil conduct;

(2)
a person who has been found guilty of for corruption, bribery, infringement of property or misappropriation of property or other crimes which destroy the social economic order, and the sentence is enforced for less than five (5) years or a person who has been deprived of his political rights and not more than five (5) years have lapsed since the sentence was served;

(3)
a person who is a former director, factory manager or president of a company or enterprise which has been dissolved or put into liquidation as a result of mismanagement and who was personally liable for the winding up of such company or enterprise, where less than three (3) years have elapsed since the date of completion of the insolvent liquidation of the company or enterprise;

(4)
a person who is a former legal representative of a company or enterprise the business licence of which was revoked due to violation of law and who are personally liable therefor, where less than three (3) years have elapsed since the date of the cancellation of the business licence;

	(5)	a person who has a relatively large amount of debts which have become due and outstanding;

	(6)	a person who is currently under investigation by the judicial authorities for violation of criminal law;

	(7)	a person who, according to laws and administrative regulations, or regulations of the competent authorities cannot act as a leader of an enterprise;

	(8)	a person other than a natural person;

(9)
a person who has been adjudged by the competent authority for violation of relevant securities regulations and such conviction involves a finding that such person has acted fraudulently or dishonestly, where not more than five (5) years have lapsed from the date of such conviction;

	(10)	a person who has been prohibited by the securities regulatory authority of the State Council to participate in market activities and the prohibition has still not been uplifted; and

	(11)	other circumstances which are applicable according to laws and administrative regulations, or regulations of the competent authorities.

The election of directors, supervisors or the engagement of senior management personnel in contravention to the provisions under this Article shall be null and void. Upon any contravention of (1) of this Article above by the directors, supervisors or senior management personnel during their term of office, the Company shall remove them from their position.

Article 144	The chairman, vice-chairman and directors of the Company’s controlling shareholder acting concurrently as the chairman, vice-chairman or director of the Company may not exceed 2 in number.

Personnel as acting on positions other than directors in the Company’s controlling shareholders or actual controllers shall not act as senior management personnel of the Company.

Article 145	The following people may not act as an independent director of the Company:

(1)
persons employed by the Company or its subsidiaries and their immediate family members and major social connections (immediate family members shall mean spouse, parents and issues, etc. and major social connections shall mean siblings, parents-in-law, sons/daughters-in-law, spouse of siblings, siblings of spouse, etc.);

	(2)	natural person shareholders who directly or indirectly hold 1% or more of the Company’s issued shares or who are top 10 shareholders and their immediate family members;

(3)
persons employed by the shareholder company which directly or indirectly holds 5% or more of the Company’s issued shares or by the top five shareholder companies of the Company and their immediate family members;

	(4)	persons who once belonged to categories (1) to (3) above in the past 3 years;

	(5)	persons who provide financial or legal advice to the Company or its subsidiaries;

	(6)	any independent director who is already the director of five listed companies; and

	(7)	other persons determined by the securities regulatory authority of the State Council.

Article 146
The validity of an act carried out by a director, a supervisor, a senior management personnel of the Company on its behalf shall, as against a bona fide third party, not be affected by any irregularity in his office, election or any defect in his qualification.

Article 147
Without the lawful authorization of the Articles of Association and its appendices or the board of directors, a director of the Company may not act personally on behalf of the Company or the board of directors. If he acts personally, he shall declare his own position and identity in advance where the acting would cause a third party to believe reasonably that he is acting on behalf of the Company or the board of directors.

Article 148
In addition to the obligations imposed by laws, administrative regulations or the listing rules of the stock exchange on which shares of the Company are listed, each of the Company’s directors, supervisors, president, and senior management personnel owes a duty to each shareholder, in the exercise of the duties and powers of the Company entrusted to him:

	(1)	not to procure the Company to do anything ultra vires to the scope of business as stipulated in its business license;

	(2)	to act honestly and in the best interests of the Company;

	(3)	not to expropriate the Company’s property in any way, including (without limitation to) usurpation of opportunities which may benefit the Company; and

(4)
not to deprive of the individual interest of shareholders, including (without limitation to) rights to distribution and voting rights, save and except pursuant to a restructuring of the Company which has been submitted to the shareholders in general meeting for approval in accordance with the Articles of Association and its appendices .

Article 149
Each of the Company’s directors, supervisors, and senior management personnel owes a duty, in the exercise of his powers and in the discharge of his duties, to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Article 150	The directors shall abide by laws, administrative rules and the Articles of Association and its appendices , bearing the following obligations to the Company:

(1)
in line with the national laws, administrative rules as well as the various requirements of the national economic policies, exercise meticulously, gravely and assiduously the rights authorized by the Company so as to ensure the Company's business act within the scope prescribed in the business license;

	(2)	give fair treatment to all the shareholders;

	(3)	investigate the performance of the Company;

	(4)	report regularly to the Company and signing confirmation opinion in writing to ensure the sincerity, preciseness and integrity of the information revealed by the Company;

	(5)	provide genuinely the relevant information and material to the supervisory committee, and not impede the supervisory committee to exercise its functional and powers; and

	(6)	other obligations prescribed in relevant laws, administrative rules, regulations and Articles of Association and its appendices.

The obligations as stated in aforesaid (4) to (6) shall also be applicable to senior management personnel.

Article 151
Each of the Company’s directors, supervisors, and senior management personnel shall exercise his powers or perform his duties in accordance with the fiduciary principle, and shall not put himself in a position where his duty and his interest may conflict. This principle includes (without limitation to) discharging of the following obligations:

	(1)	to act bona fide in the best interests of the Company;

	(2)	to act within the scope of his powers and not to exceed such powers;

(3)
to exercise the discretion vested in him personally and not to allow himself to act under the control of another and, unless and to the extent permitted by laws, administrative regulations or with the informed consent of shareholders given in a general meeting, not to transfer the exercise of his discretion;

	(4)	to treat shareholders of the same class equally and to treat shareholders of different classes fairly;

(5)
unless otherwise provided for in the Articles of Association and its appendices or except with the informed consent of the shareholders given in a general meeting, not to enter into any contract, transaction or arrangement with the Company;

	(6)	not to use the Company’s property for his own benefit, without the informed consent of the shareholders given in a general meeting;

	(7)	not to abuse his position to accept bribes or other illegal income or expropriate the Company’s property in any way, including (without limitation to) opportunities which benefit the Company;

	(8)	not to accept commissions in connection with the Company’s transactions, without the informed consent of the shareholders given in a general meeting;

(9)
to comply with the Articles of Association and its appendices, to perform his official duties faithfully, to protect the Company’s interests and not to exploit his position and power in the Company to advance his own interests;

	(10)	not to compete with the Company in any way, save with the informed consent of the shareholders given in a general meeting;

(11)
not to misappropriate the Company’s funds or to lend such funds to any other person, not to use the Company’s assets to set up deposit accounts in his own name or in the any other name or to use such assets to guarantee the debts of a shareholder of the Company or any other personal liabilities; and

(12)
not to divulge any confidential information which he has obtained during his term of office, without the informed consent of the shareholders in a general meeting; nor shall he use such information otherwise than for the Company’s benefit, unless disclosure of such information to the court or other governmental authorities is made in the following circumstances:

		1.	disclosure is required by law;

		2.	public interests so warrants;

		3.	the interests of the relevant director, supervisor, or senior management personnel so requires.

Article 152
Each director, supervisor, senior management personnel of the Company shall not direct the following persons or institutions (“associates”) to act in a manner which a director, supervisor or senior management personnel is prohibited from so acting:

	(1)	the spouse or minor children of the director, supervisor, or senior management personnel of the Company;

	(2)	the trustee of the director, supervisor, senior management personnel or of any trustee described in sub-paragraph (1) above;

	(3)	partners of directors, supervisors, senior management personnel or any person referred to in sub-paragraphs (1) and (2) of this Article;

(4)
a company in which a director, supervisor, senior management personnel, whether alone or jointly with one (1) or more of the persons referred to in sub-paragraphs (l), (2) and (3) of this Article and other directors, supervisors, senior management personnel, has de facto controlling interest; and

	(5)	the directors, supervisors and senior management of a company which is being controlled in the manner set out in sub-paragraph (4) above.

Article 153
The directors, supervisors and senior management personnel of the Company, during their tenure, shall periodically report to the Company of the status on their holding of the Company's shares and any changes thereof; during their tenure the total number of shares transferred on an annual basis shall not exceed 25% of the total number of the shares of the Company held by them; the above personnel shall not transfer their shares of the Company they hold within one year from the listing of the relevant Company's shares. The aforesaid personnel shall not transfer the Company's shares held by them within six months after they leave their positions in the Company. The aforesaid shall not apply to the change in shareholding due to judicial enforcement, heritage, gift and distribution of estate by operation of laws.
The directors, supervisors and senior management personnel, who hold less than 1,000 shares of the Company, may transfer their shares once in all, but not subject to the aforesaid percentage restrictions.

Article 154
The duty of a director, supervisor, and the senior management personnel to act in good faith does not necessarily terminate on the expiration of their term of office. His duty of confidentiality in respect of trade secrets of the Company survives the termination of his tenure until the same has become open information. Other duties may continue for such period as the principle of fairness may require depending on the length of time which has lapsed between the termination and the act concerned and on the circumstances and the terms under which the relationship between the relevant director, supervisor, manager and the senior officer on one hand and the Company on the other hand was terminated.

Article 155
A director, supervisor, and a senior management personnel of the Company may be relieved of liability for specific breaches of his duty with the informed consent of the shareholders given at a general meeting, save under the circumstances of Article 53 hereof.

Article 156
Where a director, supervisor, senior management personnel of the Company is in any way, directly or indirectly, materially interested in a contract, transaction or arrangement or proposed contract, transaction or arrangement with the Company, (other than his contract of service with the Company), he shall declare the nature and extent of his interests to the board of directors at the earliest opportunity, whether or not the contract, transaction or arrangement or proposal therefor is otherwise subject to the approval of the board of directors.

If a director or his associate (as defined in the Rules Governing the Listing of Securities of the Hong Kong Stock Exchange Limited) have a material interest in any contract, transaction, arrangement or other matters that requires the approval of the board of directors, the relevant director shall not vote for the relevant matter at the meeting of the board of directors, and shall not be listed in the quorum of the meeting.

Unless the interested director, supervisor, senior management personnel discloses his interests in accordance with the preceding sub-paragraph of this Article and the contract, transaction or arrangement is approved by the board of directors at a meeting in which the director, supervisor, or senior management personnel is not counted as part of the quorum and refrains from voting, or from entering into a contract, transaction or arrangement in which that senior officer is materially interested is voidable at the instance of the Company except as against a bona fide party thereto who does not have notice of the breach of duty by the interested senior officer.

A director, supervisor, or senior management personnel of the Company is deemed to be interested in a contract, transaction or arrangement in which his associate is interested.

Article 157
Where a director, supervisor, senior management personnel of the Company gives to the board of directors a notice in writing stating that, by reason of the facts specified in the notice, he is interested in contracts, transactions or arrangements which may subsequently be made by the Company, that notice shall be deemed for the purposes of the preceding Article to be a sufficient disclosure of his interests, so far as the content stated in such notice is concerned, provided that such notice shall have been given before the date on which the question of entering into the relevant contract, transaction or arrangement is first taken into consideration by the Company.

Article 158	The Company shall not pay taxes for or on behalf of a director, supervisor, senior management personnel in any manner.

Article 159
The Company shall not directly or indirectly make a loan to or provide any guarantee in connection with the making of a loan to a director, supervisor, senior management personnel of the Company or its holding company or any of their respective associates.

The foregoing prohibition shall not apply to the following circumstances:

	(1)	provision of a loan or guarantee for a loan by the Company to its subsidiary;

(2)
the provision by the Company of a loan or a guarantee in connection with the making of a loan or any other funds available to its directors, supervisors, senior management personnel to meet expenditure incurred or to be incurred by him for the purposes of the Company or for the purpose of enabling him to perform his duties properly, in accordance with the terms of a service contract approved by the shareholders in a general meeting; or

(3)
if the ordinary course of business of the Company includes the lending of money or the giving of guarantees, the Company may make a loan to or provide a guarantee in connection with the making of a loan to a director, supervisor, senior management personnel or his associates in the ordinary course of its business on normal commercial terms.

Article 160	Any person who receives funds from a loan which has been made by the Company acting in breach of the preceding Article shall, irrespective of the terms of the loan, forthwith repay such funds.

Article 161
A guarantee for the repayment of a loan which has been provided by the Company acting in breach of Article 159(1) shall not be enforceable against the Company, save in respect of the following circumstances:

(1)
the guarantee was provided in connection with a loan which was made to an associate of a director, supervisor, and senior management personnel of the Company or the Company’s holding company and the lender of such funds did not know of the relevant circumstances at the time of the making of the loan; or

	(2)	the collateral which has been provided by the Company has already been lawfully disposed of by the lender to a bona fide purchaser.

Article 162	For the purposes of the foregoing provisions of this Chapter, a “guarantee” includes an undertaking or property provided to secure the obligor’s performance of his obligations.

Article 163
In addition to any rights and remedies provided by the laws and administrative regulations, where a director, supervisor, and senior management personnel of the Company breaches the duties which he owes to the Company, the Company has a right:

	(1)	to demand such a director, supervisor, or a senior management personnel to compensate it for losses sustained by the Company as a result of such breach;

(2)
to rescind any contract or transaction which has been entered into between the Company and such a director, supervisor, senior management personnel or between the Company and a third party (where such third party knows or should have known that such a director, supervisor, senior management personnel representing the Company has breached his duties owed to the Company);

	(3)	to demand such a director, supervisor, or senior management personnel to surrender the gains made as result of the breach of his obligations;

(4)
to recover any monies which should have been received by the Company and which were received by such a director, supervisor, or a senior management personnel instead, including (without limitation to) commissions; and

	(5)	to demand repayment of interest earned or which may have been earned by a director, supervisor, or a senior management personnel on money that should have been paid to the Company.

Article 164
If a director, supervisor, or senior management personnel has violated the law, administrative rules, regulations of the competent authorities or the Articles of Association and its appendices in discharging his duties thereby causing losses to the Company, he shall be liable for compensation.

Article 165
The Company shall make written contract with a director or supervisor in relation to the rights and duties of the Company and the director/supervisor, emoluments and term of office of the director/supervisor, liability of the director/supervisor for breach of law, regulations and these Articles of Association and its appendices and compensation for early termination of the contract, etc. The emoluments shall be approved in advance by the shareholders in a general meeting. The aforesaid emoluments include:

	(1)	emoluments in respect of his service as director, supervisor, or senior management personnel of the Company;

	(2)	emoluments in respect of his acting as a director, supervisor or a senior management personnel of any subsidiary of the Company;

	(3)	emoluments in respect of the provision of other services in connection with the management of the affairs of the Company and any of its subsidiaries; and

	(4)	payment by way of compensation for loss of office, or as consideration for or in connection with his retirement from office.

No proceedings may be brought by a director or supervisor against the Company for anything due to him in respect of the matters mentioned in this Article except pursuant to the preceding contract.

Article 166
The contract concerning the emoluments between the Company and its directors or supervisors should provide that in the event that the Company is acquired, the Company’s directors and supervisors shall, subject to the prior approval of shareholders in a general meeting, have the right to receive compensation or other payment in respect of his loss of office or retirement. For the purposes of this paragraph, the acquisition of the Company includes any of the following:

	(1)	an offer made by any person to the general body of shareholders; and

	(2)	an offer made by any person with a view to the offeror becoming a “controlling shareholder” within the meaning of Article 54 hereof.

If the relevant director or supervisor does not comply with this Article, any sum so received by him shall belong to those persons who have sold their shares as a result of such offer. The expenses incurred in distributing such sum on a pro rata basis amongst such persons shall be borne by the relevant director or supervisor and shall not be paid out of such sum.

CHAPTER 15  FINANCIAL AND ACCOUNTING SYSTEMS, PROFIT DISTRIBUTION AND AUDITING
Article 167
The Company shall establish its financial and accounting systems in accordance with laws, administrative regulations and PRC enterprise accounting standards formulated by the finance regulatory department of the State Council.

Article 168	The accounting year of the Company shall adopt the calendar year, i.e. starting from the 1 January of every calendar year and to 31 December of every calendar year.

The Company shall adopt Renminbi as its denominated currency for booking and accounting purposes , the account books shall be recorded in Chinese.

At the end of each fiscal year, the Company shall prepare a financial report which shall be examined and verified in a manner prescribed by law.

Article 169
The board of directors of the Company shall place before the shareholders at every annual general meeting such financial reports which the relevant laws, administrative regulations and directives promulgated by competent regional and central governmental authorities require the Company to prepare. These reports shall be verified.

Article 170
The Company’s financial reports shall be made available for shareholders’ inspection at the Company twenty (20) days before the date of every shareholders’ annual general meeting. Each shareholder shall be entitled to have a copy of the financial reports referred to in this Chapter.

The Company shall deliver or send to each shareholder of Overseas-Listed Foreign-Invested Shares by prepaid mail at the address registered in the register of shareholders the said reports not later than twenty-one (21) days prior to the date of every annual general meeting of the shareholders.

Subject to the laws, regulations and listing rules of the listing place, the aforesaid reports may be issued or provided by way of the methods provided in Article 219 of the Articles of Association and its appendices, but need not be issued or provided by the abovementioned ways.

Article 171
The financial statements of the Company shall, in addition to being prepared in accordance with PRC enterprise accounting standards and regulations, be prepared in accordance with either international accounting standards, or that of the place outside the PRC where the Company’s shares are listed. If there is any material difference between the financial statements prepared respectively in accordance with the two accounting standards, such difference shall be stated in the financial statements. In distributing its profits after tax, the lower of the two amounts shown in the financial statements shall be adopted.

Article 172
Any interim results or financial information published or disclosed by the Company must also be prepared and presented in accordance with PRC enterprise accounting standards and regulations, and also in accordance with either international accounting standards or that of the place overseas where the Company’s shares are listed.

Article 173
The Company shall publish its financial reports 4 times in each fiscal year, that is, the quarterly report shall be submitted to branch of China Securities Supervisory Committee and stock exchanges and published within one month after the expiration of the first 3 months and first 9 months of each fiscal year; the biannual financial report shall be submitted to branch of China Securities Supervisory Committee and stock exchanges and published within 60 days after the expiration of the first 6 months of each fiscal year; and the annual financial report shall be published within one 120 days after the expiration of each fiscal year.

Article 174	The Company shall not keep accounts other than those required by law. Assets of the Company will not be deposited into any account opened in the name of an individual.

Article 175
When allocating the after-tax profits of the current year, the Company shall allocate (10) ten percent of its profit to the statutory common reserve fund. In the event that the accumulated statutory common reserve fund of the Company has reached more than (50) fifty percent of the registered capital of the Company, no allocation is needed.

In the event that the statutory common reserve fund of the Company is insufficient to make up the losses of the Company on the previous year, before allocating the statutory common reserve fund in accordance with the stipulations of the previous paragraph, the Company shall first make up the losses by using the profits of the current year.

After allocating the statutory common reserve fund from the after-tax profits of the Company, the Company can allocate the arbitrary common reserve fund according to the resolution of shareholders’ general meeting.

The profits distributable to the shareholders, upon the approval in the shareholders' general meeting,, shall be distributed in accordance with the proportion of shares held by the shareholders.

The profits distribution policy of the Company shall be durative and stable.

Article 176
Before making-up the losses, allocating the common reserve funds, the Company shall not allocate the dividends or carry out other allocations by way of bonus, where distribution had been completed, the shareholders shall return the profits distributed in breach of the regulations to the Company.

The Company holding its own shares shall not participate in the profit allocation.

Article 177	Capital common reserve fund includes the following items:

(1) premium on shares issued at a premium price; and

(2) any other income designated for the capital common reserve fund by the regulations of the finance regulatory department of the State Council.

Article 178
The common reserve fund of the Company shall be applied for compensating the losses, expansion of production and operation, or converting the common reserve fund into the capital of the Company.  However, the common reserve fund of the Company shall not be used to offset loss of the Company.

When the statutory common reserve fund is converted to capital nature, the balance of the statutory common reserve fund may not fall below 25% of the Company's registered capital prior to such conversions.

Article 179	The Company may distribute dividends in the form of:

(1) cash;

(2) shares; and

(3) other means provided by laws, administrative rules, regulations of competent authorities and regulatory provisions in the place where the Company's shares is listed.

Article 180
The Company shall calculate, declare and pay dividends and other amounts which are payable to holders of A Shares in Renminbi. The Company shall calculate and declare dividends and other payments which are payable to holders of Overseas-Listed Foreign-Invested Shares in Renminbi, and shall pay such amounts in Hong Kong Dollars. As for the foreign currency needed by the Company for payment of cash dividends and other funds which are payable to the holders of the Overseas-Listed Foreign-Invested Shares, it shall be handled in accordance with any related national regulations on foreign exchange control.

Article 181
Unless otherwise provided by the relevant laws and administrative regulations, as regards dividends and other amounts payable in Hong Kong dollars, the applicable exchange rate shall be the average benchmark rate for the relevant foreign currency determined by the Peoples’ Bank of China and announced by the State Administration of Foreign Exchange during the week prior to the announcement of payment of dividend and other amounts.

Article 182
Unless the shareholders have approved otherwise in a general meeting, the board of directors may determine to make half-yearly dividends distribution. Unless otherwise provided by the relevant laws and administrative regulations, the amount of the half-yearly dividends distribution shall not exceed 50% of net profit for the half year interim period.

Article 183
In the event of allocating the dividends to shareholders of the Company, the payable taxes on the dividend incomes of the shareholders shall be withdrawn in accordance with the requirements of Taxation Law of China and in consideration of the allocated sum.

Article 184
The Company shall appoint receiving agents for holders of the Overseas-Listed Foreign-Invested Shares. Such receiving agents shall receive dividends which have been declared by the Company and all other amounts which the Company should pay to holders of Overseas-Listed Foreign-Invested Shares on such shareholders’ behalf.

The receiving agents appointed by the Company shall meet the relevant requirements of the laws of the place at which the stock exchange on which the Company’s shares are listed or the relevant regulations of such stock exchange.

The receiving agents appointed for holders of Overseas-Listed Foreign-Invested Shares listed in Hong Kong shall each be a company registered as a trust company under the Trustee Ordinance of Hong Kong.

Article 185	The Company adopts the system of internal auditing and hires professional auditors to undertake internal auditing of the Company’s financial income and expenditure and economic activities.

Article 186
The Company’s internal auditing system and duties of the auditors shall be implemented after they have been approved by the board of directors. The person in charge of audit shall be responsible to and report to the board of directors.

CHAPTER 16  APPOINTMENT OF ACCOUNTING FIRMS

Article 187
The Company shall appoint an independent firm of accountants which is qualified under the relevant regulations of the State to audit the Company’s annual financial report and review other financial reports of the Company.

The first accounting firm of the Company may be appointed by the founders' meeting before the first annual shareholders' meeting. The term of appointment of the accounting firm shall terminate at the end of the first shareholders' annual meeting.

If the founders' meeting does not exercise its duties and powers according to the aforementioned provisions, then the board of directors shall exercise its duties and powers.

Article 188
The auditors appointed by the Company shall hold office from the conclusion of the annual general meeting of shareholders at which they were appointed until the conclusion of the next annual general meeting of shareholders.

Article 189	The auditors appointed by the Company shall enjoy the following rights:

(1)
a right to review to the books, records and vouchers of the Company at any time, the right to require the directors, supervisors, and senior management personnel of the Company to supply relevant information and explanations;

	(2)	a right to require the Company to take all reasonable steps to obtain from its subsidiaries such information and explanation as are necessary for the discharge of its duties; and

	(3)	a right to attend shareholders’ general meetings and to receive all notices of, and other communications relating to, any shareholders’ general meeting which any shareholder is entitled to receive, and to speak at any shareholders’ general meeting in relation to matters concerning its role as the Company’s accounting firm.

Article 190
If there is a vacancy in the position of the accounting firm, the board of directors may appoint an accounting firm to fill such vacancy before the convening of the shareholders’ general meeting. Any other accounting firm which has been appointed by the Company may continue to act during the period during which a vacancy arises.

Article 191
The shareholders in a general meeting may by ordinary resolution remove the accounting firm before the expiration of its term of office, irrespective of the provisions in the contract between the Company and the accounting firm. However, the right of the accounting firm in claiming for damages which arise from its removal shall not be affected thereby.

Article 192
The remuneration of an accounting firm or the manner in which such firm is to be remunerated shall be determined by the shareholders in a general meeting. The remuneration of an accounting firm appointed by the board of directors which is to fill the vacancy shall be determined by the board of directors.

Article 193
The Company’s appointment, removal or non-reappointment of an accounting firm shall be resolved by the shareholders in a general meeting. Such resolution shall be filed with the securities authority of the State Council.

Where a resolution at a general meeting of shareholders is passed to appoint an accounting firm other than an incumbent accounting firm, to fill a casual vacancy in the office of the accounting firm, to reappoint an accounting firm who was appointed by the board of directors to fill a casual vacancy or to remove an accounting firm before expiry of its term of office, the following provisions shall apply:

(1)
A copy of the appointment or removal proposal shall be sent (before issue of the notice of meeting) to the firm proposed to be appointed or proposing to leave its post or the firm which has left its post in the relevant fiscal year. Reference as leaving herein includes leaving by removal, resignation and retirement.

(2)
If the accounting firm leaving its post makes representations in writing and requests the Company to give the shareholders notice of such representations, the Company shall (unless the representations have been received too late) take the following measures:

		(i)	in any notice of the resolution given to shareholders, state the fact of the representations having been made by the accounting firm leaving its post; and

		(ii)	attach a copy of the representations to the notice and deliver it to the shareholders in the manner stipulated in the Company’s Articles of Association and its appendices.

(3)
If the Company fails to circulate the accounting firm’s representations in the manner set out in sub-paragraph (2) above, such accounting firm may (in addition to its right to be heard) require that the representations be read out at the meeting.

	(4)	An auditor which is retired from its office shall be entitled to attend the following shareholders’ general meetings:

		(i)	the general meeting at which its term of office would otherwise have expired;

		(ii)	the general meeting at which it is proposed to fill the vacancy caused by its removal; and

		(iii)	the general meeting which convened as a result of its voluntary resignation.

The leaving accounting firm has the right to receive all notices of, and other communications relating to, any such meeting, and to speak at any such meeting which it attends on any part of the business of the meeting which concerns it as the former accounting firm of the Company.

Article 194
Prior notice should be given to the accounting firm 30 days in advance if the Company decides to remove such accounting firm or not to renew the appointment thereof. Such accounting firm shall be entitled to make representations at the shareholders’ general meeting. Where the accounting firm resigns from its position as the Company’s auditors, it shall make clear to the shareholders in a general meeting whether there has been any impropriety on the part of the Company.

An accounting firm may resign its office by depositing at the Company’s domicile a resignation notice which shall become effective on the date of such deposit or on such later date as may be stipulated in such notice. Such notice shall contain the following statements:

	(1)	a statement to the effect that there are no circumstances connected with its resignation which it considers should be brought to the notice of the shareholders or creditors of the Company; or

	(2)	a statement of any such circumstances.

Where a notice is deposited under the preceding sub-paragraph, the Company shall within fourteen (14) days send a copy of the notice to the relevant governing authority. If the notice contains a statement under the preceding sub-paragraph (2), a copy of such statement shall be placed at the Company for shareholders’ inspection. The Company should also send a copy of such statement by prepaid mail to every shareholder of Overseas-Listed Foreign Shares at the address registered in the register of shareholders.

Subject to the laws, regulations and listing rules of the listing place, the aforesaid copies may be issued or provided by way of the methods provided in Article 219 of the Articles of Association, but need not be issued or provided by the abovementioned ways.

Where the accounting firm’s notice of resignation contains a statement in respect of the above, it may require the board of directors to convene a shareholders’ extraordinary general meeting for the purpose of receiving an explanation of the circumstances connected with its resignation.

CHAPTER 17  EMPLOYEES
Article 195
The Company perseveres in a human-centered principle and integrates the corporate development with a perpetual intention to return to shareholders, contribute to the society, and benefit the employees.  In compliance with the State's laws and regulations, the Company shall establish a healthy and complete employee's management system and effectively develop and utilize human resources.

Article 196	Based on its business needs subject to laws, regulations and corporate rules, the Company shall employ, dismiss or terminate employees labor contracts in its discretion.

Article 197
Pursuant to the State's regulations and the Articles of Association and its appendices, the Company shall establish the salary, insurance, benefits systems.  In light of the economic and social development and business operations of the Company, the Company shall make endeavors to enhance the overall benefits for its employees, and improve their working conditions.

Article 198
Pursuant to the State's laws and regulations, the Company shall develop an employees training system based on its business development and employees needs, to best pave the path for employees talent and professional development.

CHAPTER 18  THE UNION

Article 199
The employees of the Company shall duly organize the Union, develop its event programs, and hence, protect the employees' legitimate rights. The Company shall provide prerequisites for the Union to carry out its events.

CHAPTER 19  MERGER AND DIVISON

Article 200	The Company may carry out mergers or division in accordance with law.

In the case of merger or division of the Company, the board of directors shall provide the proposal, and, upon approval in accordance with the procedures under the Articles of Association and its appendices, deal with the relevant approval procedures pursuant to laws. The board of directors of the Company shall take necessary measures to protect the legitimate interests of the shareholders who object to the plan of merger or division. A shareholder who objects to the plan of merger or division shall have the right to demand the Company or the shareholders who consent to the plan of merger or division to acquire such dissenting shareholders’ shareholding at a fair price.

The contents of the resolution of merger or division of the Company shall constitute special documents which shall be available for inspection by the shareholders of the Company. Such special documents shall be sent by mail to holders of Overseas-Listed Foreign-Invested Shares.

Subject to the laws, regulations and listing rules of the listing place, the aforesaid documents may be issued or provided by way of the methods provided in Article 219 of the Articles of Association, but need not be issued or provided by the abovementioned ways.

Article 201	The merger of the Company may take the form of either merger by absorption or merger by the establishment of a new company.

The merger means that one company takes over other company(ies) and the company(ies) being taken over shall be dissolved. The consolidation means that at least two companies are merged into one and the existing companies shall be dissolved after their merger.

In the event of a merger, the merging parties shall execute a merger agreement and prepare a balance sheet and an inventory of assets. The Company shall notify its creditors within ten (10) days from the date of the Company’s merger resolution which is passed and shall publish a public notice in a newspaper designed by the regulatory institutions of the place where the Company's shares are listed within thirty (30) days of the date of the Company’s merger resolution. The creditor may, within 30 days as of its acknowledgement or within 45 days as of the date of announcement, ask the Company for settling of its debt or providing relevant guarantee.

Article 202	Where there is a division of the Company, its assets shall be divided up accordingly.

In the event of division of the Company, the parties to such division shall execute a division agreement and prepare a balance sheet and an inventory of assets. The Company shall notify its creditors within ten (10) days from the date of the Company’s division resolution which is passed and shall publish a public notice in a newspaper designed by the regulatory institutions of the place where the Company's shares are listed within thirty (30) days of the date of the Company’s division resolution.

Article 203	After the merger, the rights against debtors and the indebtedness of each of the parties to the merger shall be inherited by the company which survives the merger or the newly established company.

Debts of the Company prior to division shall be severally and jointly assumed by the companies which exist after the division, provided that otherwise written agreements has been reached between the Company and the creditor upon the insolvency of debts.

Article 204
The Company shall, in accordance with law, apply for change in its registration with the companies registration authority where a change in any item in its registration arises as a result of any merger or division. Where the Company is dissolved, the Company shall apply for cancellation of its registration in accordance with law. Where a new company is established, the Company shall apply for registration thereof in accordance with law.

CHAPTER 20  DISSOLUTION AND LIQUIDATION

Article 205	The Company shall be dissolved and liquidated upon the occurrence of any of the following events:

	(1)	a resolution regarding the dissolution is passed by shareholders at a general meeting;

	(2)	dissolution is necessary due to a merger or division of the Company;

	(3	the Company is legally declared insolvent due to its failure to repay debts as they become due; and

	(4	business license is revoked lawfully and its operation is ceased or canceled by the relevant authorities; or

(5)
The company meets with great difficulties and its continuation may incur great loss to the interest of the shareholders, it cannot be resolved by other means and the shareholders holding more than 10% of the voting share may petition to the people's court for its dissolution.

Article 206
Where the Company is dissolved under sub-paragraph (1), (4) or (5) of the preceding paragraph, a liquidation committee shall be set up within fifteen (15) days thereafter and commence the liquidation proceedings, and the liquidation committee of the Company shall be composed of directors or any other persons determined by the shareholders' general meeting. Where a liquidation committee is not established according to schedule, the creditor may apply to the People’s Court to organize the relevant personnel to establish a liquidation committee to proceed the liquidation.

Where the Company is dissolved under sub-paragraph (3) of the preceding Article, the People’s Court shall in accordance with the provisions of relevant laws organize the shareholders, relevant organizations and relevant professional personnel to establish a liquidation committee to proceed the liquidation.

Article 207
Where the board of directors proposes to liquidate the Company for any reason other than the Company’s declaration of its own insolvency, the board shall include a statement in its notice convening a shareholders’ general meeting to consider the proposal to the effect that, after making full inquiry into the affairs of the Company, the board of directors is of the opinion that the Company will be able to pay its debts in full within twelve (12) months from the commencement of the liquidation.

Upon the passing of the resolution by the shareholders in a general meeting in relation to the liquidation of the Company, all duties and powers of the board of directors shall cease.

The liquidation committee shall act in accordance with the instructions of the shareholders’ general meeting to make a report at least once every year to the shareholders’ general meeting on the committee’s income and expenses, the business of the Company and the progress of the liquidation; and to present a final report to the shareholders’ general meeting on completion of the liquidation.

Article 208
The liquidation committee shall, within ten (10) days of its establishment, send notices to creditors and shall, within sixty (60) days of its establishment, publish a public announcement in a newspaper designed by the regulatory institutions of the place where the Company's shares are listed. The creditors who have received the notice shall, within 30 days as of its acknowledgement of the receipt, and the creditors who fail to receive the notice shall within 45 days as of the date when the announcement was made, declare their creditor's right to the liquidation team.

The creditor who declares the creditor's right shall state the relevant matter in relation to the debt, and provide evidentiary materials.  The liquidation committee shall register the creditors’ rights.

During liquidation period, the liquidation committee shall not settle any debt with the creditor.

Article 209	During the liquidation period, the liquidation committee shall exercise the following functions and powers:

	(1)	to categorise the Company’s assets and prepare a balance sheet and an inventory of assets respectively;

	(2)	to notify the creditors or to publish public announcements;

	(3	to dispose of and liquidate any unfinished businesses of the Company;

	(4	to pay all outstanding taxes and taxes incurred during the liquidation proceedings;

	(5)	to settle claims and debts;

	(6	to deal with the surplus assets remaining after repayment by the Company of its debts; and

	(7	to represent the Company in any civil proceedings.

Article 210
After it has categoried the Company’s assets and after it has prepared the balance sheet and an inventory of assets, the liquidation committee shall formulate a liquidation plan and present it to a shareholders’ general meeting or to the people's court for confirmation.

The remaining asset shall, after having paid the liquidation expense, salary of the staff, social insurance expense and the legal premium, the arrears and liquidated the Company's debt, be distributed  in accordance with the provisions of the fourth paragraph of this article..

The Company may, during the liquidation period, remain, but shall not carry out activities irrelevant to the liquidation. Where the Company's assets have been cleaned off without abiding by the preceding provisions, it shall be allocated to the shareholders.

Any surplus assets of the Company remaining after its debts have been repaid in accordance with the provisions of the second paragraph of this article shall be distributed to its shareholders according to the class of shares and the proportion of shares held:

(1)
In case of the preferred shares, the allocation shall be first given to the holders of the preferred shares in accordance with the face value of the preferred shares; if it is insufficient to repay the preferred shares, the allocation shall be carried out in accordance with the proportions of the preferred shares held by them respectively; and

(2) The allocation shall be carried out in accordance with proportions of shares held by the holders of ordinary shares.

Article 211
Upon completion of the categorization of the Company’s assets and preparation a balance sheet and an inventory of assets in connection with the liquidation of the Company, if the liquidation committee discovers that the Company’s assets are insufficient to repay the Company’s debts in full, the liquidation committee shall immediately apply to the People’s Court in accordance with laws for a declaration of insolvency.

After a Company is declared insolvent by a ruling of the People’s Court, the liquidation committee shall transfer all matters arising from the liquidation to the People’s Court.

Where a company is declared bankrupt according to law, it shall carry out bankruptcy liquidation according to the legal provisions concerning bankruptcy liquidation.

Article 212
Following the completion of the liquidation, the liquidation committee shall prepare a liquidation report, a statement of income and expenses received and made during the liquidation period and a financial report, which shall be verified by a Chinese registered accountant and submitted to the shareholders’ general meeting or the people's court for confirmation.

The liquidation committee shall, within thirty (30) days after the confirmation of the liquidation report by the shareholders' general meeting or the people's court, submit the documents referred to in the preceding paragraph to the companies registration authority and apply for cancellation of registration of the Company, and publish a public announcement relating to the termination of the Company.

Article 213	The member of the liquidation team shall be faithful to their duty and fulfill the liquidation obligation in accordance with the law.

The member of the liquidation team shall not abuse their authority to accept bribery or other illegal income, nor infringe the Company's assets.

Where the member of the liquidation team causes loss to the Company intentionally or because of gross negligence, he (she) shall bear the relevant compensation liability.

CHAPTER 21  PROCEDURES FOR AMENDMENT OF THE COMPANY’S ARTICLES OF ASSOCIATION
Article 214	The Company may amend its Articles of Association and its appendices in accordance with the requirements of laws, administrative regulations and the Articles of Association and its appendices.

Article 215	The Company shall amend these Articles of Association and its appendices on the occurrence of any of the following events:

	(1)	the Company Law or the relevant laws or administrative regulations are amended and the Articles of Association and its appendices are in conflict with the amended laws or administrative regulations;

	(2)	there is change to the Company which makes it not consistent with these Articles of Association and its appendices; and

	(3	it has been approved by the shareholders in a general meeting to amend these Articles of Association and its appendices.

Article 216	Any amendment of the Articles of Association and its appendices shall be made in the following manner:

	(1)	The Board of Directors draw up a proposal for amendment of the Article of Association in accordance with these Articles of Association and its appendices;

	(2)	The foregoing proposal shall be furnished to the shareholders in writing and a shareholders’ meeting shall be convened to vote on it; and

	(3	The amendments shall be approved by a special resolution in a shareholders’ general meeting.

The board of directors shall amend the Articles of Association and its appendices pursuant to the resolution of shareholders in a general meeting for amendment of these Articles of Association and its appendices and the approval opinions of the competent authority.

Amendment of the Articles of Association and its appendices involving the contents of the Mandatory Provisions shall become effective upon receipt of approvals from the companies approving department authorized by the State Council.

Article 217
If there is any change relating to the registered particulars of the Company, application shall be made for change in registration in accordance with law. If the amendment to the Articles of Association and its appendices is a matter which is required by the relevant laws and regulations to be disclosed, an announcement shall be made in accordance with the provisions of those laws and regulations.

CHAPTER 22  NOTICE

Article 218
Unless otherwise provided by the Articles and its appendices, subject to laws, regulations and listing rules of the place where the Company's shares are listed, notices of the Company shall be issued in any of the following manner: (1) by hand; (2) by post; (3) by public announcement; (4) any other manner as recognized by securities regulatory institutions at the place where the Company's shares are listed or as provided in the Articles of Association and its appendices.

If a notice of the Company is issued by public announcement, it shall be deemed received by the relevant officers once announced.

Unless otherwise provided in the Articles of Association and the appendices, subject to laws, regulations and listing rules of the place where the Company's shares are listed, any requirement under the Articles of Association and its appendices in relation to the delivery, e-mailing, mailing, distribution, announcement or the provision of any corporate communications, may be sent out or provided via the Company's website or through electronic method.

'Corporate Communications' refers to any documents issued or to be issued by the Company for the information or action of holders of any of its securities, including but not limited to:

	(1)	the directors' report, its annual accounts together with a copy of the auditors' report and , where applicable, its summary financial report;

	(2)	the interim report and, where applicable, its summary interim report;

	(3)	the notice of meeting;

	(4)	listing documents;

	(5)	a circular; and

	(6)	a proxy form.

Article 219	If a notice of the Company is issued by hand, the date when the recipient signed or stamped to acknowledge receipt of the same shall be regarded as the date of service of the notice.

If a notice of the Company is issued by public announcement, the date of the first publication of the announcement shall be regarded as the date of service of the announcement.

If the notice of the Company is sent out in electronic form, the sending date is deemed as the delivery date.

Subject to the laws, regulations and listing rules of the listing places, if a notice of the Company is sent by way of announcement via the website, the delivery date shall be regarded as follows:

(1) on the date when the notice in accordance with the laws, regulations and listing rules of the listing places is sent to the intended recipient; and

(2) if later, the date on which the corporate communication first appears on the website after that notice is sent.

All notices which are to be sent by mail shall be clearly addressed, postage pre-paid, and shall be put into envelopes before being posted by mail. Such letters of notice shall be deemed to have been received by shareholders on the third working day since it is left with the post office.

Article 220
If a notice of meeting is accidentally omitted to be sent to any person who is entitled to receive the same or that person has not received such a notice of meeting, it will not cause the meeting and any resolution made therein to be void.

CHAPTER 23  RESOLUTION OF DISPUTES

Article 221	The Company shall abide by the following principles for dispute resolution:

(1)
Whenever any disputes or claims arise between: holders of the Overseas-Listed Foreign-Invested Shares and the Company; holders of the Overseas-Listed Foreign-Invested Shares and the Company’s, directors, supervisors, senior management personnel; or holders of the Overseas-Listed Foreign-Invested Shares and holders of A Shares, in respect of any disputes or claims in relation to the affairs of the Company arising as a result of any rights or obligations arising from the Articles of Association and its appendices, the Company Law or other relevant laws and administrative regulations, such disputes or claims shall be referred by the relevant parties to arbitration.

Where a dispute or claim of rights referred to in the preceding paragraph is referred to arbitration, the entire claim or dispute must be referred to arbitration, and all persons who have a cause of action based on the same facts giving rise to the dispute or claim or whose participation is necessary for the resolution of such dispute or claim, shall, where such person is the Company or the Company’s shareholders, directors, supervisors, or senior management personnel, comply with the decisions made in the arbitration. Disputes in respect of the definition of shareholders and disputes in relation to the register of shareholders need not be resolved by arbitration.

(2)
A claimant may elect for arbitration to be carried out at either the China International Economic and Trade Arbitration Commission in accordance with its Rules or the Hong Kong International Arbitration Center in accordance with its Securities Arbitration Rules. Once a claimant refers a dispute or claim to arbitration, the other party must submit to the arbitral body elected by the claimant.

If a claimant elects for arbitration to be carried out at Hong Kong International Arbitration Center, any party to the dispute or claim may apply for a hearing to take place in Shenzhen in accordance with the Securities Arbitration Rules of the Hong Kong International Arbitration Center.

(3)
If any disputes or claims of rights are settled by way of arbitration in accordance with sub-paragraph (1) of this Article, the laws of the PRC shall apply, save as otherwise provided in the laws and administrative regulations.

(4)	The judgement of an arbitral body shall be final and conclusive and binding on all parties.

CHAPTER 24  SUPPLEMENTARY

Article 222
The Articles of Association and its appendices are written in Chinese. Where versions in other languages or different versions have different interpretations or meanings, the latest verified Chinese version registered in the companies registration authority shall prevail.

Article 223	The expressions of “above”, “within”, “below” shall include the figures mentioned whilst the expressions of “short of”, "without" and “less than” shall not include the figures mentioned.

Article 224	The right to interpret the Articles of Association vests with the board of directors of the Company, and the right to revise the Articles of Association vests with shareholders’ general meeting.

Article 225
If the Articles of Association are in conflict with the laws, administrative regulations or provisions of other regulatory documents or regulatory provisions in the place where the Company's shares are listed promulgated from time to time, the laws, administrative regulations and provisions of other regulatory documents or regulatory provisions in the place where the Company's shares are listed shall prevail.

Article 226	In the Articles of Association and its appendices, references to “accounting firm” shall have the same meaning as “auditors”.

In the Articles of Association and its appendices, references to “president” shall have the same meaning as “manager” in the Company Law.

Appendix I

Rules and Procedures
 for
Shareholders’ General Meetings
of
 China Petroleum & Chemical Corporation

Revised at the Annual General Meeting for the Year 2008 on May 22, 2009
Approved by the SASAC on September 2, 2009

CHAPTER 1  GENERAL PROVISIONS

Article 1
In order to safeguard the legitimate interests of China Petroleum & Chemical Corporation (the “Company”) and its shareholders, to specify the duties, responsibilities and authority of the shareholders’ general meetings, to ensure the proper, efficient and smooth operation of the shareholders’ general meeting and to ensure the shareholders’ general meeting exercises its functions and powers according to law, these Rules are formulated according to the “Company Law of the People’s Republic of China”, the "Securities Law of the People's Republic of China", “Mandatory Provisions for the Articles of Association of Companies to be Listed Overseas”, “Guidelines for the Articles of Association of Listed Companies”, “Standards for the Governance of Listed Companies” and “Regulations Regarding General Meetings of Listed Companies” and other relevant laws and regulations regulating listed companies inside and outside the PRC and the Articles of Association of China Petroleum & Chemical Corporation (“Articles of Association”).

Article 2
These Rules apply to the shareholders’ general meetings of the Company and shall be binding on the Company, all shareholders, authorized proxies of the shareholders, directors, supervisors,  senior management personnel and other relevant personnel present at the meeting.

Article 3
Shareholders’ general meetings are divided into annual general meetings (hereinafter referred to as “AGM”), extraordinary general meetings; or all shareholders’ general meetings or class shareholders’ general meetings.

Article 4	AGMs are held once every year within six months from the end of the previous accounting year.
Article 5
For the shareholders’ general meetings convened each year, all of them are extraordinary general meetings except the AGM. The extraordinary general meetings shall be arranged in the order of the year in which they are convened.

Article 6
Holders of different classes of shares are class shareholders. Except other class shareholders, holders of A shares and holders of H shares are deemed to be shareholders of different classes. If the Company intends to alter or annul the rights of class shareholders, it shall have such alteration or annulment approved by a special resolution at the shareholders’ general meeting and shall convene a class shareholders’ meeting in accordance with the provisions of the Articles of Association. Only class shareholders are entitled to attend class shareholders’ meetings.

Article 7
The Company shall strictly comply with laws, administrative rules, the Articles of Association and relevant regulations of these Rules to convene shareholders’ general meetings, and shall ensure shareholders can exercise their rights in accordance with laws. The board of directors of the Company shall duly perform its duties and properly organize the shareholders’ general meeting in a conscientious manner and on schedule. All directors of the Company shall perform their diligence to ensure the due convention of shareholders' general meetings and its lawful exercise of functions and powers.

Article 8
Any shareholder who holds the shares of the Company legally and validly are entitled to attend or authorize a proxy to attend the shareholders’ general meeting, and shall have the right to know the Company’s affairs, the right to speak, the right to raise questions and the right to vote and other rights pursuant to law and these Rules.

Shareholders and their proxies attending the shareholders’ general meeting shall comply with the provisions of the relevant laws and regulations, Articles of Association and these Rules, and shall take the initiative to maintain the order of the meeting and shall not infringe the legitimate rights and interests of other shareholders.

Article 9	The Secretary to the board of directors of the Company shall be responsible for implementing the preparatory and organization work for convening a shareholders’ general meeting.

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CHAPTER 2  FUNCTIONS AND POWERS OF THE SHAREHOLDERS’ GENERAL MEETING

Article 10	The shareholders’ general meeting is the authority organ of the Company and shall exercise the following functions and powers according to law:
	(1)	to decide on the Company’s operational policies and investment plans;
	(2)	to elect and replace directors and to decide on matters relating to the remuneration of directors;
	(3)	to elect and replace supervisors assumed by non-representatives of the employees and to decide on matters relating to the remuneration of supervisors;
	(4)	to examine and approve the board of directors’ reports;
	(5)	to examine and approve the supervisory committee’s reports;
	(6)	to examine and approve the Company’s profit distribution plans and loss recovery plans;
	(7)	to examine and approve the Company’s proposed annual preliminary and final financial budgets;
	(8)	to pass resolutions on the increase or reduction of the Company’s registered capital;
	(9)	to pass resolutions on matters in relation to merger, division, dissolution, liquidation and change of corporate form of the Company;
	(10)	to pass resolutions on the issue of debentures by the Company;
	(11)	to pass resolutions on the appointment, dismissal and non-reappointment of the accounting firm by the Company;
(12)
to amend the Articles of Association and its appendices (including the Rules and Procedures for the Shareholders’ General Meetings, Rules and Procedures for the Board of Directors’ Meetings and Rules and Procedures for the Supervisors’ Meetings);

	(13)	to consider motions raised by the Company's board of directors, supervisory committee or shareholders who represent 3% or more of the total number of voting shares of the Company;
	(14)	to examine and approve the matters in relation to guarantees regulated by Rule 12(3) of these Rules;
	(15)	to examine the matters of purchase and/or sale by the Company within one year of significant assets exceeding thirty per cent (30%) of the latest audited total assets of the Company;
	(16)	to examine and approve the change of the use of the raised funds;
	(17)	to examine stock incentive plans; and
(18)
to decide on other matters which, according to laws, administrative regulations, rules of the competent authorities, the Articles of Association and these Rules, shall be approved by the shareholders’ general meetings.

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CHAPTER 3  AUTHORITY OF THE SHAREHOLDERS’ GENERAL MEETINGS

Article 11
Matters which, in accordance with laws, administrative regulations, rules of the relevant government authorities, provisions of the Articles of Association and these Rules, fall within the scope of the authority of the shareholders’ general meeting must be examined at such meeting so as to protect the decision-making power of the shareholders of the Company on such matters.

Article 12
In order to ensure and increase the stability and efficiency of the daily operations of the Company, the shareholders’ general meeting authorizes the board of directors of the Company, on a partial basis, to exercise the following powers on investment plans, asset disposals and external guarantees:

	(1)	Investment:
(i)
The shareholders’ general meetings shall examine and approve medium and long-term investment plans and annual investment plans of the Company. The board of directors is authorized to make adjustments of not more than 15% of the amount of the capital expenditure for the current year as approved at the shareholders’ general meeting.

(ii)
Individual project investments (including but not limited to exploration and development, fixed assets, external shareholdings) shall be approved by the shareholders’ general meeting if the investment amounts are more than 5% of the latest audited net asset value of the Company. The board of directors is authorized to examine and approve projects if the investment amount is not more than 5% of the latest audited net asset value of the Company.

(iii)
Where the Company uses its own assets to make risky investment in areas not related to the business of the Company (including but not limited to debentures, futures, shares), risky investments shall be approved by the shareholders’ general meeting if the amount of investment is more than 1% of the latest audited net asset value of the Company. The board of directors is authorized to examine and approve projects if the investment amount is not more than 1% of the latest audited net asset value of the Company.

	(2)	Asset disposal:
(i)
When the Company acquires or sells assets, it has to take into account of the following 5 testing indices: (1) total asset ratio: the total amount of the assets in relation to the transaction (if both book value and valuation value exist, the higher one shall be applied) divided by the latest audited total asset value of the Company; (2) transaction amount ratio: the transaction amount (taking into account of the assumed liabilities and costs, etc) of the acquired assets divided by the total amount of the latest audited net asset value of the Company; (3) transaction net profit (loss) ratio: the absolute value of the net profit or loss relating to the assets of the transaction divided by the absolute value of the audited net profit or loss of the Company for the preceding financial year; (4) revenue ratio: the revenue for the preceding financial year relating to the subject matter of the transaction divided by the audited revenue of the Company for the preceding financial year; (5) object net profit (loss) ratio: the absolute value of the net profit or loss for the preceding financial year relating to the object of the transaction divided by the absolute value of the audited net profit or loss of the Company for the preceding financial year.

The shareholders’ general meeting shall examine and approve projects with a ratio of not less than 50% in any of the above 5 test indices. The board of directors is authorized to examine and approve projects with a ratio of less than 50% in all of the above 5 test indices .

(ii)
In disposing of fixed assets, where the total value of the expected value of the fixed assets to be disposed of and the value of the fixed assets which have been disposed of in the 4 months prior to such proposed disposal exceeds 33% of the value of the fixed assets as shown in the latest balance sheet considered by the shareholders’ general meeting, the shareholders’ general meeting shall examine and approve such disposal, the board of directors shall not dispose or agree to dispose such fixed assets without the approval at the shareholders' general meeting;

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and the board of directors is authorized to examine and approve those fixed asset disposals of less than 33%.
The disposal of fixed assets referred to in this Article includes the transfer of certain asset interests but excludes the provision of guarantee by way of fixed assets.
The validity of the transactions for disposal of fixed assets by the Company shall not be affected by any breach of paragraph (2)(i) of this Article.
(iii)
Regarding others (including but not limited to the entering into, varying and termination of important contracts relating to entrustment of operation, entrusted operation, entrusted financial management, contracting and leasing), the relevant amount shall be calculated according to one of five testing indices referred to in paragraph (2)(i) of this Article.

Projects with a ratio of more than 5% in any of the above 5 test indices shall be examined and approved by the shareholders’ general meeting. The board of directors is authorized to examine and approve projects with a ratio of not more than 5% in all of the above 5 test indices.

	(3)	External guarantees
The Company shall not provide guarantees for personal liability.

Unless otherwise stipulated in the Articles of Association and its appendices, matters in relation to the Company's external guarantees shall be examined and approved by the board of directors of the Company, among which, the following matters in relation to the external guarantees shall be examined and approved at the shareholders' general meeting:

(1)any guarantee after the total external guarantee volume of the Company and its controlling subsidiaries reaches or exceeds 50% of the latest audited net assets;

(2)any guarantee after the total external guarantee volume of the Company reaches or exceeds 30% of the latest audited total assets;

(3)the guarantee provided to the guarantee objective whose asset liability ratio exceeds 70%;

(4)the single guarantee volume exceeds 5% of the latest audited net assets;

(5)the guarantee provided to shareholders, the actual controllers and the associated parties; and

(6)any other external guarantee regulated by laws, administrative regulations, rules of competent authorities and regulatory rules of the listing place.

(4)
If, when applying the relevant standards as set out above, the approving offices of any investment, asset disposal and external guarantee matters as referred to above include both shareholders’ general meeting and the board of directors, such matters shall be submitted to the shareholders’ general meeting for approval.

(5)
If the above investment, asset disposal and external guarantee matters constitute connected transactions according to the regulatory stipulations of the places where the Company is listed, the relevant matters shall be dealt with according to the relevant stipulations.

Article 13
Under necessary and reasonable circumstances, as regards specific matters related to the matters to be resolved and those which cannot or are not required to be decided at the shareholders’ general meeting, the shareholders’ general meeting may authorize the board of directors, directors or the secretary to the board of directors to decide within the scope of authority authorized by the shareholders’ general meeting.

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CHAPTER 4  PROCEDURES FOR CONVENING A SHAREHOLDERS’ GENERAL MEETING

Chapter 1	Putting Forward and Collecting Motions
Article 14
The contents of motions shall fall within the function and power of the shareholders' general meeting, and shall contain clear subjects for discussion and specific matters to be resolved and shall comply with relevant provisions of the laws, administrative rules, the Articles of Association and these Rules.

Where the Company convenes a shareholders' general meeting, the board of directors, the supervisory committee and shareholders individually or jointly holding more than 3% of the total voting shares of the Company are entitled to put forward motions to the Company.

Shareholders individually or together holding 3% of the total voting shares of the Company may put forward interim motions by written proposals to convenor 10 days before the shareholders’ general meeting. The convenor shall publish supplementary notice to announce the interim motion within 2 days upon receiving.

Unless as provided under the preceding paragraph, the existing motions listed in the notice of shareholder’s general meeting shall not be altered or added after the issue of such notice by the convenor.
Proposals or matters not listed on the notice of shareholders’ general meeting or not according to the first paragraph of this Article of these Rules shall not be voted or resolved in the shareholders’ general meeting.

Article 15	Motions at the shareholders’ general meeting are usually put forward by the board of directors.
Article 16
Where two or more than half of the independent directors request the board of directors to convene an extraordinary general meeting, they shall be responsible for putting forward the motions to be examined at the meeting.

Article 17	Where the supervisory committee proposes to convene a shareholders’ general meeting, it shall be responsible for putting forward motions.
Article 18
Where shareholders individually or jointly holding more than 10% of the Company’s voting shares propose to convene a shareholders’ general meeting, the proposing shareholders shall be responsible for putting forward the motions, whether or not the meeting is convened by the board of directors.

Article 19
Before the Chairman of the board of directors issues a notice of the board meeting relating to the convening of a shareholders’ general meeting, the secretary to the board of directors may collect motions from shareholders individually holding more than 3% of the Company’s voting shares, supervisors and independent directors and submit the same to the board of directors for examination and approval and subsequently submit the same as motions to the shareholders’ general meeting for examination.

Article 20	At least the following motions shall be put forward at the AGM for consideration:
	(1)	to examine the board of directors’ annual reports, including the investment plans and operation strategy for the following year;
	(2)	to examine the supervisory committee’s annual reports;
	(3)	to examine the Company’s audited final budget proposal for the preceding year;
	(4)	to examine and approve the Company’s profit distribution plans for the preceding year;
	(5)	to appoint, dismiss or not to reappoint the accounting firm.

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Article 21
Where the supervisory committee or shareholders individually or jointly holding more than 10% of the Company’s voting shares propose to convene an extraordinary general meeting or class shareholders’ general meeting, they may sign one or more written request(s) of identical form and contents stating the topics for discussion at the meeting, and at the same time submit motions complying with the above requirements of these Rules to the board of directors.

Article 22
Motions involving the following circumstances shall be deemed to lead to a change or abrogation of the rights of a class shareholder and the board of directors shall submit them to a class shareholders’ general meeting for examination:

(1)
to increase or decrease the number of shares of such class, or to increase or decrease the number of shares of a class having voting rights, distribution rights or other privileges equal or superior to those of the shares of such class;

	(2)	to change all or part of the shares of such class into shares of another class or to change all or part of the shares of another class into shares of that class or to grant such conversion right;
	(3)	to cancel or reduce rights to accrued dividends or cumulative dividends attached to shares of such class;
	(4)	to reduce or remove preferential rights attached to shares of such class to receive dividends or to the distribution of assets in the event that the Company is liquidated;
	(5)	to add, cancel or reduce share conversion rights, options, voting rights, transfer rights, pre-emptive placing rights, or rights to acquire securities of the Company attached to shares of such class;
	(6)	to cancel or reduce rights to receive payment payable by the Company in a particular currency attached to shares of such class;
	(7)	to create a new class of shares with voting rights, distribution rights or other privileges equal or superior to those of the shares of such class;
	(8)	to restrict the transfer or ownership of shares of such class or to impose additional restrictions;
	(9)	To issue rights to subscribe for, or to convert into, shares of such class or another class;
	(10)	To increase the rights and privileges of shares of another class;
	(11)	to plan restructuring of the Company in which the shareholders of different classes will bear liabilities in disproportion to their shareholding in connection with to the restructuring; and
	(12)	to amend or abrogate the provisions of Chapter 9 of the Articles of Association “Special Procedures for Voting by a Class of Shareholders”.
Chapter 2	Notice of Meeting and its Alterations
Article 23
The notice of a shareholders’ general meeting shall be issued by the convenors of the meeting. Convenors of the meeting include the board of directors, the supervisory committee or shareholders individually or jointly holding more than 10% of the Company’s voting shares.

Article 24
A written notice shall be issued 45 days (excluding the date of the meeting) prior to the meeting, informing all registered shareholders of the matters to be considered at the meeting, and the date and place of the meeting.

The notice of a shareholders’ general meeting shall be delivered to the shareholders (whether or not such shareholders are entitled to vote at the meeting) by hand or by pre-paid mail to the addresses of the shareholders as shown in the register of shareholders of the Company. For the holders of A shares, the notice of the meeting may also be given by way of public announcement.

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The public announcement referred to in the preceding paragraph shall be published in one or more newspapers designated by the securities regulatory authority of the State Council during the period between forty-five to fifty days before the date of the meeting. Once the announcement is made, the holders of A shares shall be deemed to have received the notice of the relevant shareholders’ general meeting.

Subject to the laws, regulations and the listing rules of the place where the Company's shares are listed, the Company may issue or provide the aforesaid notice of the shareholders' general meeting in accordance with Article 219 of the Articles of Association, instead of issuing or providing such notice in accordance with the above three paragraphs of this article.

Article 25	The notice of a class shareholders’ general meeting shall be delivered only to the shareholders who are entitled to vote at such meeting.
Article 26	The notice of a shareholders’ general meeting shall satisfy the following requirements:
	(1)	as provided in Article 24 of these Rules;
	(2)	specify the place, date, time and duration of the meeting;
	(3)	set out the matters and proposals to be discussed at the meeting;
(4)
provide the shareholders with such information and explanation as necessary to enable the shareholders to make an informed decision on the proposals put before them. Such principle includes (but not limited to) where a proposal is made to amalgamate the Company with another, to repurchase shares of the Company, to reorganize its share capital, or to restructure the Company in any other way, the terms of the proposed transaction must be provided in detail together with contracts (if any) and the cause and effect of such proposal must be properly explained;

(5)
contain a disclosure of the nature and extent of the material interests of any director, supervisor, senior management personnel in the proposed transaction and the effect which the proposed transaction will have on them in their capacity as shareholders in so far as it is different from the effect on the interests of shareholders of the same class;

(6)
Where the proceedings of directors and supervisors election are scheduled to be discussed, the notice shall reveal the detailed information about the directors and supervisors, including at least the following contents:

(i)such personal information as education background, working experience and part-time job;

(ii)whether he/she has association with the Company and its controlling shareholders and the actual controller;

(iii)revealing the Company's share volume; and

(iv)whether he/she received punishment from the securities regulatory institution authorized by the State Council and its relevant authorities and the warning reprimand from the securities exchange.

Except the election of directors by means of cumulative voting, every director and supervisor candidate shall be raised in single resolution.

	(7)	contain the full text of any special resolution to be proposed at the meeting;
(8)
contain a clear statement that a shareholder entitled to attend and vote at such meeting is entitled to appoint one or more proxies to attend and vote at such meeting on his behalf and that such proxy needs not be a shareholder;

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	(9)	specify the shareholding registration date for the shareholders who are entitled to attend the shareholders’ general meeting;
	(10)	specify the time and place for lodging proxy forms for the meeting; and
	(11)	state names and telephone numbers of the contact persons for the meeting.

The notice and supplementary notice of the shareholders' general meeting shall fully and completely reveal all the specific contents of the resolution. Where the independent directors are required to express their views on the matters to be discussed, the notice of the meeting shall also disclose the views and reasons of the independent directors.

Article 27
With regard to the proposal by the independent directors on convention of extraordinary shareholders' general meeting, the board of directors shall, in accordance with the provisions in laws, administrative rules and the Articles of Association, made feedback in written form concerning approval or disapproval of the convention within 10 days  after its receipt of the request; where the board of directors approves the convention of the extraordinary shareholders' general meeting, it shall distribute the notice thereof within 5 days after the decision has been made by the board of directors; where the board of directors disapproves the convention of the extraordinary shareholders' general meeting, it shall explain the reasons and announcement the same.

Article 28
The supervisory committee shall be entitled to propose in writing the convention of extraordinary shareholders' general meeting to the board of directors, who shall, subject to the laws, administrative rules and the Articles of Association, make feedback in writing concerning approval or disapproval of the convention within 10 days after its receipt of the request.

Where the board of directors approves the convention of the interim shareholders' general meeting, it shall distribute the notice thereof within 5 days after the decision has been made by the board of directors where the alteration upon the original request shall win the approval from the supervisory committee.

Where the board of directors disapproves the convention of the extraordinary shareholders' general meeting or fails to make feedback in writing within 10 days after its receipt of the request, the board of directors shall be deemed to be unable or fail to perform its duties on convention of shareholders' general meeting, and the supervisory committee shall convene and chair the meeting by itself.

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Article 29
Shareholders singly or jointly hold more than 10% of the voting shares of the Company have the right to propose in written form the convention of interim shareholders' general meeting or class shareholders' meeting to the board of directors. The board of directors shall, in accordance with the provisions in laws, administrative rules and the Articles of Association, raise the feedback in written form concerning the approval or disapproval of the convention of the shareholders' general meeting or class shareholders' meeting within 10 days after its receipt of the request.

Where the board of directors approves the convention of interim shareholders' general meeting or class shareholders' meeting, it shall, within 5 days after the decision has been made by the board of director, issue a notice where the alteration upon the original request shall win the approval from the relevant shareholder.

Where the board of directors disapproves the convention of shareholders' general meeting or class shareholders' meeting or fails to make in written form feedback within 10 days after receipt of the request, such shareholders as singly or jointly hold more than 10% of the voting shares of the Company have the right to propose in written form the convention of interim shareholders' general meeting or class shareholders' meeting to the supervisory committee, and shall make such request to the supervisory committee in written form.

Where the supervisory committee approves the convention of interim shareholders' general meeting or class shareholders' meeting, it shall, within 5 days after receipt of the request, issue a notice of the shareholders' meeting where the alteration upon the original request shall win the approval from the relevant shareholder.

Where the supervisory committee fails to issue the notice of shareholders' general meeting within the required time limit, it shall be deemed to fail in convention and chairing the shareholders' meeting, such shareholders as singly or jointly hold more than 10% of the voting shares of the Company for continuous 90 days have the right to convene and chair the meeting by themselves.

Article 30
Where the supervisory committee or shareholders decide to convene the shareholders' meeting independently, they shall notify the board of directors in written form and put on record in the local branches of the securities regulatory institute authorized by the State Council and the stock exchange in the place of business of the Company.

Prior to the announcement of the resolutions of the shareholders' general meeting, shareholding percentage of the convening shareholders shall not be less than 10%.

The convening shareholders shall, at the time of issuing the notice of the shareholders' general meeting and the announcement of the resolutions of the shareholders' general meeting, provided relevant supporting documents to the local branches of the securities regulatory institute authorized by the State Council and the stock exchange in the place of business of the Company.

Article 31
With respect to the shareholders' meeting convened by the supervisory committee or the shareholders, the board of directors and its secretary shall coordinate. The board of directors shall provide the share ledger as at the share registration date.

Article 32	Where the shareholders' meeting is held independently by the supervisory committee or shareholders, the necessary cost of the meeting shall be borne by the Company.
Article 33
Shareholders intending to attend a shareholders’ general meeting shall deliver to the Company their written replies concerning their attendance at such meeting twenty days before the date of the meeting.

The Company shall, based on the written replies which it receives from the shareholders twenty days before the date of the shareholders’ general meeting, calculate the number of voting shares represented by the shareholders and the authorized proxies who intend to attend the meeting. If the number of voting shares represented by the shareholders who intend to attend the meeting amount to more than one-half of the Company’s total voting shares, the Company may hold the shareholders’ general meeting; if not, then the Company shall, within five days, notify the shareholders again by way of public announcement the matters to be considered at, and the place and date for, the meeting. The Company may then hold the shareholders’ general meeting after publication of such announcement.

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Article 34
After the convenors of a meeting have issued the notice of the shareholders’ general meeting, the shareholders’ general meeting shall not be canceled or postponed without reasons. The proposals listed in the notice shall not be canceled. Where a shareholders’ general meeting has to be postponed or canceled for special reasons, the convenors of the meeting shall publish a announcement at least two working days before the original date of the shareholders’ general meeting and state the relevant reasons in the announcement.

Chapter 3	Registration of a Meeting
Article 35	A shareholder may attend the shareholders’ general meeting in person or appoint a proxy to attend and vote on his behalf.
In order to ensure the solemnity and proper order of the shareholders’ general meeting, the Company shall have the right to refuse persons other than those stated above to enter into the venue.
Article 36
The Company shall be responsible for preparing a shareholder attendance register, which will be signed by the shareholder and the authorized proxies attending the on-site meeting. The shareholder attendance register shall set out the names of persons present at the on-site meeting (and/or names of units), identification document numbers, information confirming the identities of the shareholders (such as shareholder account numbers), the number of voting shares held or represented, names of the proxies (or names of the units) and so on.

Article 37
The convenor and lawyer engaged by the Company, shall, in accordance with the register provided by the securities registration and clearing institutions, jointly verify the legality of the identification of the shareholders, register the full name (or the name of the unit) of the shareholders and the number of shares bearing voting rights held by such shareholders. Unless otherwise decided by the Company, prior to the announcement by the chairman of the meeting of the number of the shareholders and the authorized proxies attending the on-site meeting and the number of shares bearing voting rights held by such shareholders, the meeting registration shall be concluded.

Article 38	Apart from the aforesaid, the contents of registration for the shareholders or proxies attending the shareholders’ general meeting shall include:
	(1)	request to speak and contents of the text (if any); and
	(2)	collecting the voting slips according to the number of shares held/represented by the shareholders or proxies.
Article 39	The instrument appointing a proxy of a shareholder shall be in writing. Such written instrument shall state the following:
	(1)	the name of the authorized proxy of the shareholder;
	(2)	the number of shares of the principal represented by the authorized proxy;
	(3)	whether or not the proxy has any voting right;
	(4)	an indication to vote for or against each and every matter included in the agenda;
	(5)	the date of issue and validity period of the proxy form; and
(6)
the signature (or seal) of the principal or its agent appointed in writing; if the principal is a legal person shareholder, the proxy form shall bear the seal of the legal person unit, or signed by its director or an agent duly appointed by it.

The proxy form shall state clearly that the proxy shall be entitled to vote at his discretion in the absence of specific instructions from the shareholder.

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Article 40
The proxy form shall be lodged with the Company’s premises or such other place as specified in the notice convening the meeting at least twenty-four hours prior to the relevant meeting for which the proxy is appointed to vote or twenty-four hours prior to the scheduled voting time. Where the proxy form is signed by a person authorized by the principal, the power of attorney or other authorization documents shall be notarized. The notarized power of attorney and other authorization documents, together with the proxy form, shall be lodged with the Company’s premises or such other place as specified in the notice convening the meeting.

If the principal is a legal person, his legal representative or any representative authorized by the board of directors or by other decision making organs shall attend the shareholders' meeting of the Company on his behalf.

Article 41	Shareholders attending a shareholders’ general meeting shall fulfill registration procedures. Shareholders shall produce the following documents for registration purposes:
(1)
Natural person shareholders: an individual shareholder shall produce his valid identification documents, stock account card. Where a proxy is appointed to attend the meeting, the proxy shall produce his own valid identification documents and the proxy form, and provide the Company with information enabling the Company to confirm the identity of his principal as a shareholder.

(2)
Legal person shareholders: if a legal representative is appointed to attend the meeting, the legal representative shall produce his valid identification documents and proof of his qualification as a legal representative, and he shall provide the Company with the information enabling the Company to confirm the identity of the legal person shareholder. Where a proxy is appointed to attend the meeting, the proxy shall produce his own valid identification documents, the proxy form issued by the legal person shareholder pursuant to law, or a notarized copy of a resolution on authorization adopted by the board of directors of the legal person shareholder or other decision-making organs, and shall provide information enabling the Company to confirm the identity of the principal as a legal person shareholder.

Article 42
Where a shareholder or a proxy requests to speak at the shareholders’ general meeting, he shall register with the Company prior to the meeting. The number of speakers shall be limited to ten. If there are more than ten speakers, the first ten shareholders who have the largest shareholdings shall have the right to speak in an order according to their shareholdings.

Chapter 4	Convening a Meeting
Article 43
The board of directors and other convenor of the Company shall take necessary measures to ensure the normal order thereof. Any acts interfering with the shareholders' general meeting, provoking and infringing the lawful rights of the shareholders shall be prevented with precautions, stopped and reported to the relevant departments for investigation and prosecution.

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Article 44
A shareholders’ general meeting shall be chaired by the Chairman of the board of directors. If the Chairman is unable or fails to perform his duty, the Vice Chairman (if the Company has two or more vice chairmen, the one recommended by more than half of the total directors) shall chair the meeting, if the vice chairman is unable or fails to perform his duty, the director recommended by more than half of the total directors shall chair the meeting.

Where the shareholders' general meeting is convened by the supervisory committee, the meeting shall be chaired by the president of the supervisory committee. Where the president of the supervisory committee is unable or fails to perform his duty, the meeting shall be chaired by the vice president of the supervisory committee; where the vice president of the supervisory committee is unable or fails to perform his duty, the meeting shall be chaired by the supervisor recommended by more than half of all the supervisors.

Where the shareholders' general meeting is convened by the shareholders, the meeting shall be chaired by the person recommended by the convenor.

Where the presiding person on the occasion of the convention of the shareholders' general meting violates the rules of procedure so that the meeting is unable to continue, a presiding person may, with the approval of more than half of the votes from the shareholders attending the on-site meeting, be elected from and by the shareholders' meeting to continue the meeting.

Article 45
The chairman shall declare that the meeting commences at the scheduled time after he has been informed that the participants are in compliance with legal requirements and speakers are registered. In any of the following circumstances, the meeting may be declared to commence later than the time scheduled:

	(1)	when any equipment of the venue is out of order so that the meeting cannot proceed as usual; and
	(2)	when any matters of material importance take place affecting the proceeding of the meeting.
Article 46
After the chairman of the meeting has declared the official commencement of the meeting, he shall firstly announce that the number of shareholders attending the meeting and the number of shares represented by such shareholders are in compliance with the legal requirements. Subsequently he shall read out the agenda as stated in the notice of the meeting, and shall inquire whether any person present at the meeting has any objection to the voting order of the motions.

Article 47
After the chairman of the meeting has made inquires regarding the agenda, he shall read out the motions or appoint another person to read out the motions, and shall explain the motions according to the following requirements if necessary:

	(1)	Where the motion is put forward by the board of directors, the motion shall be explained by the Chairman or other persons designated by the Chairman; and
(2)
Where the motion is put forward by the supervisory committee or shareholders individually or jointly holding more than 3% of the Company’s voting shares, the motion shall be explained by the person putting forward the motion or its legal representative or lawful and valid proxy.

Article 48	The board of directors and supervisory committee shall, in the annual general meeting, deliver a report on work of preceding year, and the independent director shall report his/her work.
Article 49	The board of directors of the Company shall explain to the shareholders' general meeting the non-standardized audit opinion issued by certified public accountant to the Company.
Article 50
Motions included in the agenda shall be examined before voting. Reasonable time shall be given at the shareholders’ general meeting for each motion to be discussed, and the chairman of the meeting shall orally ask the shareholders attending the meeting whether they have completed the examination procedures. Examination procedures shall be regarded as completed if there are no objections by shareholders attending the meeting.

Article 51
No shareholder shall speak for more than twice at the meeting without the consent of the chairman. A shareholder is allowed to speak for no more than five minutes for the first time, and no more than three

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minutes for the second time.
When a shareholder requests to speak, he shall only do so if he does not interrupt report which is being made by the meeting reporter or speeches which are being made by other shareholders.
Article 52
Shareholders may query the Company at the shareholders’ general meeting. The directors, supervisors or senior management personnel shall explain and interpret any queries and proposals raised by the shareholders unless they relates to the Company’s business secret and shall not be disclosed at the meeting.

Article 53
The chairman of the meeting shall, prior to the vote, announce the total number of the shareholders and the proxies attending the on-site meeting and the total number of the voting shares held by them according to the meeting registration.

Chapter 5	Voting and Resolution
Article 54	Shareholders’ general meeting shall resolve on any specific motion.
Article 55
Matters not included in the notice convening the shareholders’ general meeting shall not be resolved on at such a meeting. In approving the motions included in the notice of a general meeting, no alteration shall be made to such motions. Otherwise, any alteration shall be deemed to be a new motion and shall not be voted on at that shareholders’ general meeting.

Article 56
The Company shall, on the premise of the legality and validity of the shareholders' general meeting, use various means to facilitate participation of shareholders at shareholders meeting, including such modern information technology means as on-line vote platform.

Article 57
Except for the cumulative voting, the shareholders’ general meetings shall resolve on all motions included in the agenda one by one, and, unless the shareholders' general meeting is adjourned or fails to make any resolution due to force majeure matters or other special reasons, shall not delay in resolving, or fail to resolve, such motions. Where different motions are put forward at the shareholders' general meeting for the same matter, such motions shall be resolved on in the order of time in which they are put forward.

Article 58	The chairman of the meeting is obliged to request the shareholders to approve the motions by open ballot at the general meeting.

Each shareholder or proxy shall exercise his voting rights in accordance with the number of voting shares represented by him. Except for the circumstances where cumulative voting is applicable to the election of directors in accordance with the Articles of Association and these Rules, each share shall carry one voting right.

Article 59
Resolutions in respect of the election of directors shall be passed by a way of cumulative voting at shareholders’ general meeting in accordance with the Articles of Association or the resolutions passed by the shareholders' general meeting. Cumulative voting means that every share shall, on the occasion of electing directors in the shareholders' general meeting, have the same number of votes  as the number of the candidate directors and the voting power possessed by the shareholders may be exercised uniformly. The details of the cumulative voting are as follows:

(1) Where the number of directors to be elected is more than two, the cumulative voting shall be adopted.
(2) Where cumulative voting system is adopted, each of the shares held by a shareholder shall carry the same number of votes as the number of directors to be elected.
(3)
The notice of a shareholders’ general meeting shall notify the shareholders that a cumulative voting system will be adopted for the election of directors. The convenors of the shareholders’ general meeting shall prepare ballots suitable for cumulative voting, and shall give instructions and explanations in writing regarding the cumulative voting system, the completion of the ballots and the methods of counting the votes.

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(4)
In casting his votes for the director candidates at a shareholders’ general meeting, a shareholder may exercise his voting rights by spreading his votes evenly and cast for each of the candidates the number of votes corresponding to the number of shares he holds; or he may focus his votes on one candidate and cast for a particular candidate the total number of votes carried by all of his shares while the number of voting rights carried by each of his shares is the same as the number of directors to be elected; or he may spread his votes over several candidates and cast for each of them part of the total number of votes carried by the shares he holds while the number of voting rights carried by each of his shares is the same as the number of directors to be elected.

(5)
Upon the exercise of his voting rights by focusing his votes on one or several of the candidates while the number of voting rights carried by each of his shares is the same as the number of directors to be elected, a shareholder shall not have any right to vote for any other candidate.

(6)
Where the total number of votes cast by a shareholder for one or several of the candidates is in excess of the number of votes carried by the total number of shares held by him, the votes cast by the shareholder shall be invalid, and the shareholder shall be deemed to have waived his voting rights. Where the total number of votes cast for one or several candidates by a shareholder is less than the number of votes carried by the total number of shares held by such a shareholder, the votes cast by the shareholder shall be valid, and the voting rights attached to the shortfall between the votes actually cast and the votes which the shareholder is entitled to cast shall be deemed to have been waived by the shareholder.

(7)
Where the number of approval votes won by a director candidate exceeds one-half of the total voting rights (to be calculated according to the total number of shares if the cumulative voting is not adopted) represented by the shareholders present at the shareholders’ general meeting and the approval votes exceeds the objection votes, the candidate shall be the elected director candidate. If the number of the elected director candidates exceeds the total number of directors to be elected, those candidates who win the largest number of approval votes shall be elected as directors (however, if the elected director candidates whose approval votes are comparatively fewer win the same number of approval votes, and the election of such candidates as directors will give rise to the number of directors elected exceeding the number of directors to be elected, such candidates shall be deemed as having not been elected); if the number of directors elected at a shareholders’ general meeting is less than the number of directors to be elected, a new round of voting shall be carried out for the purpose of filling such directorship vacancies, until all the directors to be elected are validly elected.

(8)
Where a new round of voting is carried out according to the provisions of paragraph (7) of this Article at the shareholders’ general meeting, the number of votes casted by the shareholders in the cumulative voting shall be re-counted according to the number of directors to be elected in the new round of voting.

Article 60
In examining the motions on the election of directors and supervisors at a shareholders’ general meeting, shareholders shall vote on the candidates for the office of directors or supervisors one by one.

Article 61
The same voting power shall choose only one of such means as on site, Internet or otherwise. Where repeated voting arises in the same voting power, the power of such repeated voting should be examined according to the notice of the shareholders' general meeting.

Article 62	Resolutions of a shareholders’ general meeting shall be divided into ordinary resolutions and special resolutions.
	(1)	Ordinary resolutions
		(i)	Ordinary resolutions shall be passed by votes representing more than one-half of the voting rights represented by the shareholders (including proxies) present at the meeting.
		(ii)	The following matters shall be approved by ordinary resolutions at shareholders’ general meetings:

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			(a)	work reports of the board of directors and the supervisory committee;
			(b)	profit distribution plans and loss recovery plans formulated by the board of directors;
(c)
appointment and removal of members of the board of directors and members of the supervisory committee assumed by non-representatives of the employees,  remuneration and manner of payment of all directors and supervisory members;

			(d)	annual preliminary and final budgets, balance sheets and profit and loss accounts and other financial statements of the Company; and
			(e)	matters other than those which are required by laws and regulations or by the Articles of Association and these Rules to be passed by special resolutions.
	(2)	Special resolutions
		(i)	Special resolutions shall be passed by votes representing more than two-thirds of the total amount of the voting rights represented by the shareholders (including proxies) present at the meeting.
		(ii)	The following matters shall be approved by special resolutions at a shareholders’ general meetings:
			(a)	increase or reduction in share capital and the issue of shares of any class, warrants and other similar securities;
			(b)	issue of bonds of the Company;
			(c)	division, merger, dissolution, liquidation and change of corporate form of the Company;
(d)
amendment to the Articles of Association and its appendices(including the Rules and Procedures for the Shareholders’ General Meetings, the Rules and Procedures for the Board of Directors’ Meetings and the Rules and Procedures for the Supervisors’ Meetings);

			(e)	where the major assets acquired or disposed, or amount of guarantee exceeds 30% of the latest audited total assets;
			(f)	share incentive plan; and
(g)
any other matters required by laws, regulations, Articles of Association and these Rules or approved by an ordinary resolution by the shareholders at a general meeting which may have material impacts on the Company and accordingly should be passed by special resolutions.

Article 63
As far as any matter relating to sub-paragraphs (2) to (8), (11) to (12) of Article 22 of these Rules, the affected class shareholders, whether or not such shareholders originally have the right to vote at shareholders’ general meetings, shall have the right to vote at the class meetings. However, interested shareholder(s) shall not be entitled to vote at such class meetings.

“(An) interested shareholder(s)”, as such term is used in the preceding paragraph, means:
(1)
in the case of a repurchase of shares by way of a general offer to all shareholders of the Company or by way of public dealing on a stock exchange pursuant to Article 29 of the Articles of Association, an interested shareholder is a controlling shareholder within the meaning of Article 54 of the Articles of Association;

	(2)	in the case of a repurchase of shares by an off-market agreement pursuant to Article 29 of the Articles

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of Association, a holder of the shares to which the proposed agreement relates; and
(3)
in the case of a restructuring of the Company, a shareholder who assumes a relatively lower proportion of obligation than the obligations imposed on shareholders of that class under the proposed restructuring or who has an interest in the proposed restructuring which is different from the general interests of the shareholders of that class.

Article 64
Resolutions of a class of shareholders shall be passed by votes representing more than two-thirds of the voting rights of shareholders of that class present at the relevant meeting who, according to Article 63, are entitled to vote at the meeting.

The special procedures for approval by a class of shareholders shall not apply in the following circumstance: (1) where the Company issues, upon the approval by special resolution of its shareholders in a general meeting, either separately or concurrently once every twelve months, not more than 20% of each of its existing issued A Shares and Overseas-Listed Foreign-Invested Shares; and (2) upon the establishment of the Company, a plan for an issuance of A shares and Overseas-Listed Foreign-Invested Shares shall be completed within 15 months from the date of approval by the Securities regulator of the State Council.

Article 65
Where a connected transaction is being considered at a shareholders’ general meeting, the connected shareholders shall abstain from voting, and the voting rights represented by the shares held by them shall not be counted towards the total number of valid votes. The voting result of the non-connected shareholders shall be fully disclosed in the announcement in relation to the resolutions passed at the shareholders’ general meeting.

If any shareholder are required to abstain from voting or may only vote for or against a matter according to the Rules Governing the Listing of Securities of the Hong Kong Stock Exchange Limited, any vote by such shareholder or his proxy in violation of the relevant rules or restrictions referred to above shall not be counted in the voting results.

Article 66
The present shareholders shall express their opinions on the resolutions: approval, disapproval.
Shareholders (and proxies) shall complete their ballot papers carefully as instructed and put the ballot papers into the ballot box. Any ballot paper containing uncompleted parts, false information, illegible writing and any uncast paper shall be deemed to be an abstention of voting by the shareholder, and such ballot papers shall not be counted towards the total number of valid votes.

Article 67
Prior to voting, the shareholders present at a shareholders’ general meeting shall nominate at least one supervisor and two shareholder representatives to participate in counting and supervising the voting. Where the shareholder has associated relations to the resolution to be approved, such associated shareholder or its proxy shall not participate in counting and supervising the voting.
When the shareholders' general meeting is voting, the lawyer, shareholder representative and supervisor  shall be jointly responsible for vote calculation and  supervision, and shall announce the vote result at the meeting. The vote results shall be recorded in the minutes of the meeting.
Such a shareholder or its proxy of the Company who cast vote via Internet or other mean shall be entitled to examine its voting result via the corresponding voting system.

If the votes for and against a resolution are equal, the chairman of the meeting shall be entitled to cast one more vote.
Article 68
Prior to the formal announcement of the voting result, the Company, vote counter, vote supervisor, major shareholders and Internet service provider as involved in the voting at on-site shareholders' general meeting, voting through Internet and by other means shall bear confidential obligations upon the voting.

Article 69
The shareholders’ general meeting shall have the minutes of the meeting. The directors, supervisors, secretary of the board of directors, convenor or its representative, presiding person present at the meeting shall sign on the minutes of the shareholders' general meeting. The secretary of the board of directors shall

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be responsible for the minutes of the meeting which shall record the following matters:
	(1)	time, place, agenda of the meeting, name of convenor;
	(2)	name of the presiding person and the present directors, supervisors, and senior management personnel;
	(3)	number of the attending shareholders and proxies, total number of their voting shares and the proportion of such shares in the total shares of the Company;
	(4)	every motion’s deliberation procedure, main points of the speech and statement, and voting result;
	(5)	inquiry opinion or proposal of the shareholders and the relevant reply or explanation;
	(6)	name of the lawyer, vote counter and poll watcher; and
	(7)	other matters in accordance with the provisions of the Articles of Association shall be recorded in the minutes of the meeting.
Article 70
In respect of convention of the shareholders' general meeting, the Company shall retain (a) PRC lawyer(s) to attend the shareholders’ general meeting in accordance with law to enable him(them) to give legal opinions on the following matters, and shall publish these legal opinions together:

	(1)	whether the procedures for convening and holding the shareholders’ general meeting comply with the relevant laws and administrative regulations as well as the Articles of Association and these Rules;
	(2)	verification of the legality and validity of the eligibility of the participants and convenor of the meeting;
	(3)	whether the voting procedures and results of the shareholders’ general meeting are lawful and valid; and
	(4)	the issue of any legal advice on any other matters requested by the Company.

Chapter 6	Adjournment of a Meeting
Article 71
If, in the course of the meeting, disputes arising out of the identity of any shareholder or the results of the calculation of the votes and so on cannot be resolved on site in such a way that the order of the meeting is affected and the meeting cannot proceed as usual, the chairman of the meeting shall declare an adjournment of the meeting.

If the foregoing circumstances cease to exist, the chairman of the meeting shall notify the shareholders of the resumption of the meeting as soon as possible.
Article 72
The convenor shall ensure the continuity of the shareholders' general meeting until the final decision is achieved. Where a shareholders’ general meeting is adjourned or fails to make any decision due to force majeure or any other extraordinary reasons, the convenor shall take all necessary measures to resume the shareholders’ general meeting as soon as possible or directly suspend such shareholders' general meeting, and shall announce it immediately. Meanwhile, the convenor shall report to the local branch of the securities regulatory institution authorized by the State Council and the securities exchange in the place where the Company's shares are listed.

Chapter 7	Post-meeting Affairs and Announcement
Article 73
The secretary to the board of directors shall be responsible for submitting the minutes of the meeting and the resolutions passed at the meeting and other relevant documentation to the relevant regulatory authorities in accordance with laws, regulations, the requirements of the securities regulatory authority of the State

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Council and the stock exchanges on which the Company’s shares are listed after the meeting. He shall also be responsible for handling the announcement to be published in the designated media.
Article 74
The resolutions of the shareholders' general meeting shall be announced promptly, and the announcement shall state the number of the shareholders (or the proxies) present at the meeting, the number of shares casting voting rights held by them (or nominees) and the percentage of such shares out of the total voting shares of the Company, the method of voting, the voting result of each motion and the detailed content of each resolution passed.

Article 75
Where the resolutions are not passed or the previous resolutions are altered in the very shareholders' general meeting, it shall be specifically indicated in the announcement on the resolutions of the shareholders' general meeting.

The announcement of resolutions passed at shareholders’ general meetings shall be published in designated newspapers and on the Company’s website and the contents of the announcement shall fulfill the requirements of the relevant supervisory regulations.

Article 76
The secretary to the board of directors shall be responsible for keeping written information such as the register of shareholders, power of attorney, voting statistical sheet, minutes of the meeting, legal opinions endorsed by lawyer(s) and announcements of resolutions.

Article 77
Where the shareholders' general meeting approves the resolutions in relation to election of directors and supervisors, newly appointed directors and supervisors shall assumed their offices in accordance with the provisions of the Articles of Association.

CHAPTER 5  SUPPLEMENTARY ARTICLES

Article 78	These Rules shall come into effect upon the adoption by the shareholders’ general meeting by a special resolution and the approval by the relevant authorities in accordance with law.
Article 79
Any amendment to these Rules shall be proposed by the board of directors in the form of an amendment proposal, and shall be submitted to the shareholders’ general meeting for approval by a special resolution.

Article 80	The board of directors shall be responsible for interpreting these Rules.
Article 81
Where any relevant matters are not covered in these Rules or where these Rules fail to comply with the relevant laws, administrative rules and other relevant regulatory documents or regulatory provisions in the place where the Company's shares are listed as promulgated from time to time, those laws, administrative rules and other relevant regulatory documents or regulatory provisions in the place where the Company's shares are listed shall prevail.

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Appendix II

Rules and Procedures
for
Board of Directors’ Meetings
of
China Petroleum & Chemical Corporation

Revised at the Annual General Meeting for the Year 2008 on May 22, 2009
Approved by the SASAC on September 2, 2009

CHAPTER 1  GENERAL PROVISIONS

Article 1
In order to ensure that the board of directors of China Petroleum & Chemical Corporation (the “Company”) fulfils the duties and responsibilities conferred by all shareholders of the Company, conducts discussions efficiently, makes scientific, immediate and prudent decisions and standardizes the operation of the board of directors, these Rules are formulated according to the “Company Law of the People’s Republic of China” (the “Company Law”), the "Securities Law of the People's Republic of China", “Mandatory Provisions for the Articles of Association of Companies to be Listed Overseas”, “Guidelines for the Articles of Association of Listed Companies”, “Standards for the Governance of Listed Companies” and other governing regulations of the places of the Company’s listings inside and outside the PRC and the Articles of Association of China Petroleum & Chemical Corporation (“Articles of Association”).

CHAPTER 2  FUNCTIONS, POWERS AND AUTHORITY OF THE BOARD OF DIRECTORS

Article 2	The board of directors is accountable to the shareholders’ general meetings and shall exercise the following functions and powers:
	(1)	to be responsible for convening shareholders’ general meetings and to report its work to the shareholders’ general meetings;
	(2)	to implement the resolutions passed by shareholders’ general meetings;
	(3)	to decide on the Company’s business plans and investment proposals;
	(4)	to formulate the Company’s annual preliminary and final financial budgets;
	(5)	to formulate the Company’s profit distribution proposals and loss recovery proposals;
(6)
to formulate proposals for the debts and financial policies of the Company, the increase or reduction of the registered capital of the Company and for the issue of debentures and securities of any kinds (including but without limitation to the debentures of the Company) and the listing or repurchase of the shares of the Company;

	(7)	to draft plans for significant acquisition or disposal proposals, the merger, division, change of corporate form or dissolution of the Company;
(8)
to decide on such matters as external investment, acquisition or sale of assets, security interests on assets, entrusted financing, and connected transactions according to the authority given in the shareholders’ general meeting;

	(9)	to determine matters relating to external guarantees of the Company according to law and the Articles of Association and its appendices;
	(10)	to decide on the Company’s internal management structure;
(11)
to appoint or remove the Company’s president and to appoint or remove the senior vice-president, Chief Financial Officer and vice-president of the Company according to the nomination of the president; to appoint or remove the secretary of the board of directors; and to decide on their remuneration;

(12)
to appoint or replace the members of the board of directors and the supervisory committee of its wholly-owned subsidiaries; to appoint, replace or recommend the shareholders’ representatives, directors (candidates) and supervisors (candidates) of its subsidiaries which are controlled or invested

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by the Company;
	(13)	to decide on the establishment of the Company’s branch offices;
	(14)	to formulate proposals for any amendment of the Articles of Association and its appendices;
	(15)	to formulate the Company’s basic management system;
	(16)	to manage the disclosure of information of the Company;
	(17)	to propose in a shareholders’ general meeting to engage or replace the accounting firm which undertakes auditing work of the Company;
	(18)	to hear and review the president’s work report;
(19)
to decide on important matters and administrative matters of the Company other than those which should be determined by resolutions of a shareholders’ general meeting of the Company in accordance with applicable law, administrative rules, regulations of the competent government department(s) and the Articles of Association (and its appendices), and to sign other important agreements;

(20)
to exercise any other power stipulated by laws, administrative rules, regulations of the competent government department(s) or the Articles of Association or these Rules, and any other function and power conferred by the shareholders’ general meetings.

Article 3	The necessary conditions for the board of directors to perform its duties shall include the following:
The president shall provide the directors with necessary information and data, enabling the board of directors to make scientific, immediate and prudent decisions.

A director may require the president or, through the president, require the relevant departments of the Company to provide information and explanations which are necessary for him to make scientific, immediate and prudent decisions.

Where the independent directors think necessary, they may engage (an) independent institution(s) to provide independent opinions to be relied upon by them in making decisions. The fees incurred in the engagement of such (an) independent institution(s) shall be borne by the Company.

Article 4
The board of directors shall examine and resolve on the matters which the board of directors is required by laws, administrative rules, regulations of the competent government department(s) and the Articles of Association (and its appendices) to submit to the shareholders in general meetings for determination (including matters proposed by two or more than half of the independent directors).

Article 5
In order to ensure and increase the stability and efficiency of the daily operation of the Company, the board of directors shall define its powers and provide limited mandate to the chairman, one or more directors or president on making decisions relating to investment plans, assets disposals, external guarantees, the debts and financial policies and the internal management structure of the Company according to the provisions of the Articles of Association (and its appendices) and the authorisation of the shareholders’ general meeting.

Article 6	The powers and authority of the board of directors on investments shall include the following:
	(1)	The board of directors shall be responsible to review medium and long-term investment plans proposed by the president, and shall submit them to the shareholders’ general meetings for approval.

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(2)
The board of directors shall be responsible to review the annual investment plans proposed by the president, and shall submit them to the shareholders’ general meetings for approval. The board of directors may make adjustments of not more than 15% of the amount of the capital expenditure for the current year as approved at the shareholders’ general meeting. The chairman of the board of directors is authorised to make adjustments of not more than 8% of the amount of the capital expenditure for the current year as approved at the shareholders’ general meeting.

(3)
Individual project investments (including but not limited to exploration and development, fixed assets, external shareholdings) shall be approved by the board of directors if the investment amounts are not more than 5% of the latest audited net asset value of the Company. The Chairman of the board of directors is authorised to examine and approve projects if the investment amount is not more than 3% of the latest audited net asset value of the Company.

(4)
Where the Company uses its own assets to make risk investment in areas not related to the business of the Company (including but not limited to bonds, futures, and shares), the risk investments shall be approved by the board of directors if the amount of the individual investment is not more than 1% of the latest audited net asset value of the Company. The chairman of the board of directors is authorised to examine and approve projects if the investment amount is not more than 0.5% of the latest audited net asset value of the Company.

Article 7	The powers and authority of the board of directors on asset disposals shall include the following:
(1)
When the Company acquires or sells assets, it has to take into account of the following five testing indices: (i) total asset ratio: the total amount of the assets in relation to the transaction (if both book value and valuation value exist, the higher one shall be applied) divided by the latest audited total asset value of the Company; (ii) transaction amount ratio: the transaction amount (taking into account of the assumed liabilities and costs) divided by the total amount of the latest audited net asset value of the Company; (iii) transaction net profit (loss) ratio: the absolute value of the net profit or loss relating to the assets of the transaction divided by the absolute value of the audited net profit or loss of the Company for the preceding financial year; (iv) revenue ratio: the revenue for the preceding financial year relating to the subject of the transaction divided by the audited revenue of the Company for the preceding financial year; (v) Subject net profit (loss) ratio: the absolute value of the net profit or loss for the preceding financial year relating to the subject of the transaction divided by the absolute value of the audited net profit or loss of the Company for the preceding financial year.

The board of directors shall examine and approve projects with a ratio of less than 50% in each of the five testing indices. The chairman of the board of directors is authorised to examine and approve projects with a ratio of less than 10% in each of the all the five testing indices.

(2)
In disposing of fixed assets, where the total sum of the expected value of the fixed assets to be disposed of and the value of the fixed assets which have been disposed of in the four months prior to such proposed disposal does not exceed 33% of the value of the fixed assets as shown in the latest balance sheet considered by the shareholders’ general meeting, the board of directors shall be authorized to examine and approve such disposal; and if it is less than 10%, the Chairman of the board of directors shall be authorised to examine and approve such disposal.

(3)
As regards others (including but not limited to the entering into, varying and termination of important contracts relating to entrustment of operation, entrusted operation, entrusted financial management, contracting and leasing), the relevant amount shall be calculated according to the five testing indices referred to in paragraph (1) of this Article.

Projects with a ratio of not more than 5% in all the above five testing indices shall be examined and approved by the board of directors. The chairman of the board of directors is authorised to examine and approve projects with a ratio of not more than 1% in all the above five testing indices.

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Article 8	The powers and authority of the board of directors on debt liabilities shall include the following:
(1)
The board of directors shall examine and approve the amount of the long-term loans for the current year according to the annual investment plan as approved by the shareholders’ general meeting. The chairman of the board of directors is authorised to make adjustments of not more than 10% of the total amount of the long-term loans for the current year as approved by the board of directors. Within the total amount of the long-term loans as approved by the board of directors, the chairman of the board of directors is authorised to approve and sign the contract for every single long-term loan for the amount exceeding RMB1 billion, and the president is authorised to approve and sign the contract for every single long-term loan for the amount not exceeding RMB1 billion.

(2)
Within the total amount of the working capital loans for the current year as approved by the board of directors, the Chairman of the board of directors is authorised to sign the overall short-term loan facility contracts for raising working capitals required by the operation and management of the Company according to the demand of the Company.

Article 9
If, when applying the relevant standards as set out above, the approving offices of any investment, asset disposal and debts matters as referred to above include the board of directors, chairman of the board of directors and/or president, such matters shall be submitted to the approving offices of the highest level for approval.

If the above investment, asset disposal and loan matters constitute connected transactions according to the regulatory stipulations of the places where the Company is listed, the relevant matters shall be dealt with according to the relevant stipulations.

Article 10
The powers and authority of the board of directors on corporate structure and human resources
The board of directors authorises the chairman to determine the following matters: (1) internal management structure of the Company; (2) the establishment of branch offices by the Company; (3) to appoint or replace the members of the board of directors and the members of the supervisory committee of the wholly-owned subsidiaries of the Company; and (4) to appoint, replace or recommend the shareholders’ representatives, director (candidates) and supervisors (candidates) of the subsidiaries which are controlled or invested by the Company.

CHAPTER 3  COMPOSITION OF THE BOARD OF DIRECTORS AND ITS SUBORDINATED OFFICES

Article 11
The board of directors shall consist of 11 to 15 directors. The board of directors shall have one chairman and one to two vice-chairmen.
The directors may serve concurrently as the senior management personnel, but the directors who concurrently acted as the senior management personnel shall not exceed one half of the total number of the board of directors.

Article 12
The board of directors shall establish strategy committee, audit committee, remuneration and evaluation committee and other special committees who shall be accountable to the board of directors. These special committees shall conduct research on specific matters and provide opinions and suggestions on these matters to the board of directors for reference.

Members of the special committees shall be directors of the Company. The majority of the membership of the audit committee, and remuneration and evaluation committee shall consist of the independent directors, who shall also act as conveners. The audit committee shall have at least one independent director who is also an accounting professional.

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Article 13	The major responsibilities of the strategy committee shall be to conduct research and put forward proposals on the long-term development strategy and significant investment decisions of the Company.
Article 14	The major responsibilities of the audit committee shall include the following:
	(1)	to propose the appointment or replacement of the external auditor of the Company;
	(2)	to oversee the Company’s internal auditing system and its implementation;
	(3)	to be responsible for the communication between the internal auditing department of the Company and the external auditor;
	(4)	to examine and approve the Company’s financial information and it disclosure; and
	(5)	to examine the internal control system of the Company.
Article 15	The major responsibilities of the remuneration and evaluation committee shall include the following:
	(1)	to research on the criteria for the evaluation of directors and the senior management personnel, to conduct evaluation of them and make necessary suggestions; and
	(2)	to research on and review the policies and proposals in respect of the remuneration of directors, supervisors, and senior management personnel.
Article 16	The special committees of the board of directors shall formulate detailed working rules, which shall come into effect upon the submission to, and the approval of, the board of directors.

CHAPTER 4  SECRETARY OF THE BOARD OF DIRECTORS

Article 17
The Company shall have one secretary of the board of directors. The main duty of the secretary of the board of directors is to promote and improve the Company’s corporate governance standards and properly deal with the matters regarding disclosure of information.

Article 18	The secretary of the board of directors shall perform the main duties as follows:
(1)
to organize and arrange for board meetings and shareholders’ general meetings, prepare the meeting materials, handle the meeting related affairs, to be responsible for record of meetings, ensure the accuracy and completeness of records, keep the meeting documents and records and take initiative to keep abreast of the execution of the related resolutions; and submit reports to the board of directors and put forward the proposals for important issues arising during the implementation;

(2)
to ensure that the material issues concerning the resolutions of the board of directors be strictly implemented in accordance with the specified procedures; to participate and organize the consultation and analysis on the decision-making matters of the board in accordance with its requirements, and put forward the related opinions and suggestions; to deal with the daily matters of the board of directors and its related committees if authorised;

(3)
to be the contact person of the Company with the securities regulatory authorities, be responsible for organisation, preparation and timely submission of related documents as required by the regulatory authorities, and be responsible for related tasks assigned by the regulatory authorities and to organise and complete these tasks, and to ensure that the Company prepares and submits the reports and other documents as required by the regulatory authorities in accordance with law;

(4)
to be responsible for the co-ordination and organization of the matters on disclosure of information of the Company, establish and perfect the system concerning information disclosure, participate in all related meetings of the Company concerning information disclosure, and keep abreast of the

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important business policies and related information of the Company in a timely manner;
(5)
to be responsible for keeping confidential of the sensitive materials concerning the share price of the Company, and formulate effective and enforceable secrecy systems and measures. For the divulgence of the sensitive materials concerning the share price of the Company due to various reasons, he shall take necessary remedial measures, make timely explanation and clarification, and notify the regulatory organizations in the places where the shares of the Company are listed as well as the securities regulatory authority of the State Council;

(6)
to be responsible for the co-ordination and organization of market promotion, coordinate the visit and interview, deal with the relationship with investors, maintain the relationship with investors, intermediary organs and news agencies, be responsible for the co-ordination and explanation of the inquiries of the public, and ensure the investors to obtain the information as disclosed by the Company in a timely manner, organize and arrange the promotion and advertising activities of the Company inside and outside the PRC, prepare and work out the summary report on market promotion and other important visiting activities, and report the related matters to the securities regulatory authorities of the State Council; to establish effective communication channels between the Company and its shareholders, including designating a staff and/or establishing (a) special office(s) to keep sufficient and necessary contacts with the shareholders, and to relay, in a timely manner, all the feedbacks including opinions and suggestions of the shareholders to the board of directors or the management team of the Company;

(7)
to ensure the proper preparation of the register of shareholders, to be responsible for the management and proper maintenance of the materials concerning register of shareholders, directors’ register, quantity of shares held by majority shareholders and record of shares held by directors, as well as the name list of the beneficiaries of the outstanding debentures of the Company;

(8)
to assist directors and the president to practically implement the domestic and foreign laws, regulations, the Articles of Association (and its appendices) and other provisions in discharge of their duties and exercise of their powers; be liable to remind directors and the president timely on becoming aware that the Company passes or may pass resolutions which may breach the relevant regulations, and be entitled to report the related matters to securities regulatory authorities of the State Council and other regulatory authorities according to the facts;

(9)
to provide the related information necessary for the supervisory committee of the Company and other approving authorities to discharge their duties and to exercise their powers, assist the investigation on the Chief Financial Officer, directors and the president of the Company concerning the performance of their fiduciary duties;

(10)
to ensure the complete organizational documents and records of the Company are kept properly, and the persons who have access to the relevant documents and records of the Company obtain those documents and records in a timely manner; and

(11)
to discharge other duties and to exercise other powers as conferred by the board of directors, as well as other duties and powers as required by the listing rules of the stock exchanges on which the Company’s shares are listed.

Article 19	The board of directors of the Company shall have a secretarial office, which shall be a daily working body assisting the secretary of the board of directors in performing its duties.
Article 20
The Company shall formulate regulations in relation to the work of the secretary of the board, and perform the work for disclosure of information and investor relations. The relevant system shall be effective subject to the approval of board of directors.

CHAPTER 5  RULES OF THE BOARD OF DIRECTORS’ MEETING

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Article 21	The board of directors’ meetings shall be divided into regular meetings and extraordinary meetings according to the regularity of such meetings.
Article 22	The regular meetings of the board of directors shall include the following:
	(1)	The board meetings approving financial reports of the Company:
(i) The annual results meetings

The annual results meetings shall be convened within 120 days from the end of the accounting year of the Company. The directors shall approve the Company’s annual reports and deal with other relevant matters at such meetings. The timing of such meetings shall ensure that the annual reports of the Company will be despatched to the shareholders within the time limit specified by the relevant regulations, the Articles of Association and these Rules, and shall ensure that the preliminary annual financial results of the Company will be announced within the time limit specified by the relevant regulations of the Company, and shall ensure that the AGM will be convened within 180 days from the end of the accounting year of the Company.

(ii) The interim results meetings

The interim results meetings shall be convened within 60 days from the end of the first six months of the accounting year of the Company. The directors shall approve the Company’s interim reports and deal with other relevant matters at such meetings.

(iii) The quarterly results meetings
The quarterly results meetings shall be held in April and October of each calendar year. The directors shall approve the Company’s first and third quarterly reports at such meetings.
Article 23
The chairman of the board of directors shall approve the issue of a notice convening an extraordinary board of directors’ meeting within 10 days from the date of receipt of such proposal in any one of the following events:

	(1)	where the chairman of the board of directors considers necessary;
	(2)	where more than one-third of the directors jointly propose;
	(3)	where more than one-half of the independent directors jointly propose;
	(4)	where the supervisory committee proposes;
	(5)	where the shareholders having 10% or more of the voting rights propose;
	(6) (7)	where the president proposes; and any situation provided by the Articles of Association and these Rules.
Article 24
The board of directors’ meetings shall be divided into meetings at which all directors must be present in person and meetings which the directors may authorise other directors to attend on their behalf, according to whether the directors are physically present at the meetings.

The meetings which all directors must be present in person shall be held at least once every six months, and such meetings shall not be held by way of written resolutions or video-telephone meetings.
Article 25	The board of directors’ meetings shall be attended in person, by video conference or by way of written resolution.

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All the meetings of the board of directors may be attended in person.

The board of directors’ meetings may be held by the way of video-telephone meetings, provided that the attending directors are able to hear clearly the director who speaks at the meeting and communicate amongst themselves. The meetings convened by this way shall be recorded and videotaped. In the event that the attending directors are unable to sign for the resolutions on site, they shall express their opinions orally during the meeting and shall complete the signing procedures as soon as practicable. The verbal voting by a director shall have the same effect as signing in the voting sheet, provided that there is no discrepancy between the opinions expressed by such director in completing signing procedure and the opinions orally expressed by him during the meeting.

In the case where a meeting of board of directors can not be attended in person or by video conference, the meeting may be held by written resolutions, in which case the proposed matters for discussion and approval shall be sent in writing form to all of the directors for their approval. Unless otherwise expressed by the directors on such resolutions, signing on the written resolutions by the directors shall be sufficient evidence that they have agreed to the resolutions.

CHAPTER 6  PROCEEDINGS OF THE BOARD OF DIRECTORS’ MEETING

Article 26	Putting forward Motions
The motions of the board of directors’ meetings shall be put forward in the following circumstances:
	(1)	matters proposed by the directors;
	(2)	matters proposed by the supervisory committee;
	(3)	motions from the special committees of the board of directors;
	(4)	matters proposed by the president;
	(5)	matters to be considered by the shareholders of the subsidiaries controlled or invested by the Company in their shareholders’ meetings (shareholders’ general meetings); and
(6) other situations required by the Articles of Association and these Rules
Article 27	Collecting Motions

The secretary of the board of directors shall be responsible for organizing and collecting the draft motions in respect of the matters to be considered at the meeting. Each person who puts forward the relevant motion(s) shall submit the motions and relevant explanatory materials before the date of the meeting. Motions concerning material connected transactions (determined according to the standards promulgated by the relevant regulatory authorities from time to time) which shall be reviewed by board of directors’ meeting or shareholders’ general meeting as required by law shall first be consented by more than one half of all the independent directors. The relevant materials shall be submitted to the chairman of the board of directors after scrutiny by the secretary of the board of directors, who shall also set out the time, place and agenda of the meeting in the materials submitted.

Article 28	Convening the Meetings

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A board of directors’ meeting shall be convened by the chairman of the board of directors, who shall also approve the issue of the notice convening the meeting, and the vice-chairman shall assist chairman with his work. Where the chairman fails to convene a meeting for no reasons or is unable to convene a meeting for special reasons, the meeting shall be convened by the vice chairman (if the Company has two or more vice chairmen, the vice chairman recommended by more than half of all the directors shall convene the meeting); where vice chairman is unable to convene or fails to convene the meeting, the meeting shall be convened by the director recommended by more than half of all the directors.  The conveners of the meeting shall be responsible for approving the issue of the notice of the meeting.

Article 29	Notice of the Meetings
	(1)	The notice of a board of directors’ meeting shall be delivered to all directors and supervisors before the date of the meeting. The notice of the meeting shall generally set out the following:
		i.	the time and place of the meeting;
		ii.	the duration of the meeting;
		iii.	the agenda, reasons, subject matters and other relevant particulars of the meeting; and
		iv.	the date of the issue of the notice.
The notice of meeting shall be copied to other non-voting attendees of the meeting.
	(2)	The board of directors’ meetings shall be noticed according to the following requirements and form:
		i.	the notice of the meeting may be served on the directors by courier, facsimile, telex, telegraph or mail;
ii.
the notice of the board of directors’ meeting shall be delivered to the directors ten days before the date of the meeting; in case of emergency, where an extraordinary meeting of the board needs to be held as soon as possible, notice may be sent by way of telephone communication or other oral methods at any time, provided that the convener shall explain in the meeting and record the same explanation in the minutes of the board meeting; and

		iii.	the notice shall be written in Chinese and, if necessary, the English version can be attached.
Any director or supervisor may waive the right to receive the notice of board meeting sent by way of aforesaid methods.
Notice of a meeting shall be deemed to have been given to any director who attends the meeting without protesting against, before or at its commencement, any lack of notice.
Article 30	Communication before the Meetings

After the issue of the notice of a meeting and before the date of the meeting, the secretary of the board of the directors shall be responsible for or arrange for the communication and liaison with all directors, especially the external directors, to seek their opinions or suggestions in respect of the motions of the meeting, and shall pass on these opinions or suggestions to the persons who put forward the motions in a timely manner, so as to enable necessary amendments to be made to them. The secretary of the board of directors shall also, in a timely manner, arrange for the provision of the supplemental materials which are required for the directors to make decisions on the motions of the meeting, including the background information relating to the subject of the meeting and other information which will assist the directors in making scientific, immediate and prudent decisions.

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Where more than one-fourth of the directors or more than two external directors are of the opinion that the materials provided are insufficient or the reasoning is unclear, they may make a joint proposal concerning the postponement of holding of the board meeting or the postponement of discussions on the part of the issues put forward by the board of directors, and the board of directors shall adopt such a proposal. Unless such a proposal is put forward during the meeting, the secretary of the board of directors shall serve a notice on the directors, supervisors and other personnel attending the meeting upon receiving a written request by directors in joint names concerning the postponement of holding of the meeting or the postponement of discussions on part of the issues put forward by the board of directors.

Article 31	Attendance of the Meetings
Meetings of the board shall be held only if more than half of the directors are present.

Directors shall attend the meetings of the board of directors in person. Where a director is unable to attend a meeting for any reason, he may by a written power of attorney appoint another director to attend the meeting on his behalf (where an independent director is unable to attend in person, he shall appoint another independent director to attend on his behalf). The power of attorney shall set out the name of the attorney, the particulars and the scope of authorisation, duration of the validity of such authorisation, and shall be signed or sealed by the principal.

The board of directors’ meeting shall be chaired by the chairman of the board of directors, the vice chairman shall assist the chairman with his work; where the chairman fails to chair a meeting for no reasons or is unable to chair a meeting for special reasons, the meeting shall be chaired by the vice chairman (if the Company has two or more vice chairmen, the vice chairman recommended by more than half of all the directors shall chair the meeting), where vice chairman is unable to chair or fails to chair the meeting, the meeting shall be chaired by the director recommended by more than half of all the directors.

Article 32	Examining the Motions

The chairman of the meeting shall declare the commencement of the meeting as scheduled. The directors in presence shall firstly reach an agreement on the agenda of the meeting upon its commencement. Where more than one-fourth of the directors or more than two external directors are of the opinion that the materials of the meeting are insufficient or the reasoning is unclear, they may make a joint proposal concerning the postponement of holding of the board meeting or the postponement of discussions on the part of the issues put forward by the board of directors, and the chairman of the meeting shall adopt such a proposal.

When an agreement is reached in respect of the agenda of the meeting by the directors present at the meeting, the chairman of the meeting shall direct the motions to be examined one by one. Persons who put forward the motions or their attorneys shall first report to the board of directors their work or make statements in respect of the motions.

In reviewing the relevant proposals, motions and reports, in order to understand the main points and the background information of the motions in detail, the board of directors’ meeting may require the heads of the departments which are responsible for handling the motions to attend the meeting, to listen to and make inquiries of the relevant statements made at the meeting, so that proper decisions can be made at the meeting. If, in the course of the meeting, any motion examined is found to be unclear or infeasible, the board of directors shall require the departments which are responsible for handling the motions to give a statement at the meeting, and the motions can be returned to such departments for re-handling and their examination and approval shall be postponed.

The independent directors shall give their independent opinions to the board of directors on the following matters:
(1) the nomination, appointment and removal of the directors;
(2) the appointment and dismissal of the senior management personnel;

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(3) the remuneration of the directors and senior management personnel;
(4)
the loans made by the Company to its shareholders, the person in actual control of the Company or the associated enterprises of the Company or other money transfer between them, the amounts of which are equivalent to or exceed the relevant thresholds of the Company’s material connected transactions (which shall be determined in accordance with the standards promulgated from time to time by the relevant regulatory authorities) which must be examined by the board of directors or shareholders’ general meeting according to law, and whether the Company has taken effective measures to recover such debts;

(5) any matter which the independent shareholders consider to be detrimental to the interests of minority shareholders; and
( (6) any matter required by law, administrative rules, regulations of the competent authorities, the Articles of Association and these Rules.
An independent director shall give his opinion explicitly on the above-mentioned matters in the following manner:
(1) consent;
(2) opinion reserved and reasons;
(3) objection and its reasons;
(4) failure to issue opinion and its causes.
Article 33	Voting on the Motions
In considering the motions at the board of directors’ meeting, all attending directors shall vote for, against or abstain from voting on such motions.
The directors who are acting as proxies of others shall exercise the rights within the authorisation.
Where a director is not present at a board of directors’ meeting and fails to appoint a proxy to act on his behalf, such director shall be deemed to have waived his rights to vote at that meeting.

In reaching resolutions by the board of directors, except the following matters the resolutions of which shall be passed by the consent of more than two-thirds of all the directors, the other matters shall be passed by the consent of more than one-half of all the directors (provided that the external guarantee should also be approved by more than two thirds of the presenting directors):

(1)
to formulate proposals for the debts and financial policies of the Company, the increase or reduction of the registered capital of the Company and the issuance of debentures and securities of any kind (including but without limitation to the debentures of the Company) and the listing or repurchase of the shares of the Company;

(2) to formulate plans for significant acquisition or disposal proposals, the merger, division, change of corporate form or dissolution of the Company; and
(3) to formulate proposals for any amendment to the Articles of Association and its schedules.

The resolutions of the board of directors may be decided on a poll or show of hands. Each director shall have one vote. Where the votes for and against a resolution are equal, the chairman of the board of directors is entitled to one more vote.

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Article 34
If a director or his associate (as defined in the Rules Governing the Listing of Securities of the Hong Kong Stock Exchange Limited) has a material interest in any contract, transaction, arrangement or other matters that requires the approval of the board of directors, the relevant director shall not vote for the relevant matter at the meeting of the board of directors, and shall not be counted in the quorum of the meeting.

Article 35
Where directors have connected relations with the enterprises mentioned in the matters to be decided by the board of directors, the directors shall neither vote on this motion nor act as proxy for other directors to exercise voting power. The board meeting may not be convened unless it has more than half of the non-connected directors presenting at the meeting and the decisions made by the board of directors requires the approval of half of the directors without connected relations. Where the present non-connected directors are less than three, the relevant motions shall be submitted directly to the shareholders' general meeting for examination.

Article 36	Liability of Directors in respect of Resolutions of the Board of Directors’ Meetings

The directors shall be responsible for the resolutions passed at the meetings of the board of directors. Any director participating in voting on a resolution which contravenes the laws, administrative regulations, the Articles of Association and its appendices or shareholders' general meeting resolutions, thus causing serious damages to the Company shall be directly liable (including the compensation of damages) for all the loss incurred by the Company as a result. A director who votes against the resolution, and who has been proved as having expressed dissenting opinions on the resolution and such opinions are recorded in the minutes of the meeting can be exempt from liability.

Article 37	Resolutions of the Meeting
Generally the board of directors’ meeting shall resolve on all the matters examined at the meeting.
A resolution on the Company’s connected transaction shall not be valid until it is consented by all independent directors.
The independent directors’ opinions shall be set out in the resolutions of the board of directors’ meetings.
Article 38	Minutes of the Meetings

Minutes of the board of directors’ meeting are official proof of the resolutions on the matters examined at the meeting. Detailed minutes in respect of the matters examined at the meeting shall be recorded by the board of directors’ meeting. The minutes of the board of directors’ meeting shall state the following:

(1) the date, place, names of the conveners and chairman of the meeting;
(2) the names of the attending directors and the names of appointing directors who have gone through proxy procedure and their proxies;
(3) the agenda of the meeting;
(4) the essential points of the directors’ presentations (for the written resolution meeting, the version containing the directors’ feedbacks in writing shall prevail);
(5) the voting methods and result for each proposal (the result of the voting shall set out the respective number of assenting or dissenting votes or votes that were waived); and
(6) the directors’ signature.

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The secretary of the board of directors shall make careful arrangement to record and compile the matters examined at the meeting. The minutes of each meeting shall be provided to all the attending directors for review without delay. Those directors who wish to make supplementary revision on the minutes shall report their opinions on the revision to the chairman of the board of directors in written form within one week after the receipts of the minutes of the board meeting. After the minutes of board meeting are finally determined, the attending directors, the secretary of the board of directors and the minute-taking officer shall sign the minutes of the board meeting. The secretary of the board of directors shall deliver the complete duplicate of the minutes to all directors without delay. The minutes of the board meeting, being an important document, shall be appropriately kept at the residence of the Company for at least 10 years.

CHAPTER 7  DISCLOSURE OF INFORMATION RELATING TO THE BOARD OF DIRECTORS’ MEETING

Article 39
The board of directors of the Company shall strictly comply with the requirements of the regulatory authorities and the stock exchanges on which the Company’s shares are listed in relation to the disclosure of information. It shall ensure that matters examined or resolutions passed at the board of directors’ meeting which are discloseable are disclosed completely, accurately and in a timely manner. Information relating to significant matters of the Company must be reported to the stock exchanges on which the Company’s shares are listed at the earliest opportunity, and shall be submitted to relevant regulatory authorities for filing.

Article 40
Where a matter which requires the independent opinions of the independent directors is discloseable, the Company shall disclose such opinions in the relevant announcement. If the independent directors are of divergent views and cannot reach any consensus, the board of directors shall disclose the respective opinions of each of the independent directors.

Article 41	Regarding confidential information, the attendees of the meeting must keep such information confidential. Punishment shall be imposed on those who are in breach of this duty.

CHAPTER 8  IMPLEMENTATION OF THE RESOLUTIONS OF THE BOARD OF DIRECTORS’ MEETING AND FEEDBACKS

Article 42	The following matters shall not be implemented until they are examined by the board of directors and approved by the shareholders' general meeting :
	(1)	the formulation of the Company’s annual budget and final accounts;
	(2)	the formulation of Company’s profit distribution proposals and loss recovery proposals;
	(3)	the increase or reduction of the registered capital of the Company and the issue of debentures or other securities, as well as the listing or repurchase of the shares of the Company;
	(4)	the formulation of plans for merger, division, change of corporate form or dissolution of the Company;
	(5)	the formulation of proposals for any amendment to the Articles of Associations and its appendices;
	(6)	proposal to be submitted to the shareholders in general meeting for the appointment or replacement of the accounting firm auditing the accounts of the Company; and
( (7) any matters required by laws, administrative rules, regulations of the competent authorities, the Articles of Association and its appendices .

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Article 43
After resolutions are passed at a board of directors’ meeting, the president shall implement the resolutions which fall within the scope of the authority of the president, or which the board of directors authorises the president to handle, and shall report the status of implementation to the board of directors.

Article 44	The chairman of the board shall have the power to, or authorize the vice-chairman or the directors to, urge, examine and supervise the implementation of the resolutions of the meeting.
Article 45
At each board of directors’ meeting, the president shall deliver a written report to the meeting in relation to the status of implementation of the matters which, according to the resolutions of the previous meeting, must be implemented.

Article 46
Under the direction of the board of directors and the chairman, the secretary of the board of directors shall take initiative to obtain information in respect of the progress on the implementation of the resolutions, and shall, in a timely manner, report to and submit proposals to the board of directors and the chairman in relation to the important issues in the implementation process.

CHAPTER 9  SUPPLEMENTAL ARTICLES

Article 47
Where these Rules fail to comply with relevant laws, regulations ,other regulatory documents and regulatory provisions in the place where the Company's shares are listed as promulgated from time to time, these laws, regulations ,other regulatory documents and regulatory provisions in the place where the Company's shares are listed shall prevail.

Article 48
Upon the consensus of more than two thirds of all directors of the Company, the formulation of and the amendment to these Rules shall come into effect if they are adopted by the shareholders’ general meeting by a special resolution and approved by the relevant authorities.

Article 49	These Rules shall be interpreted by the board of directors.

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Appendix III

Rules and Procedures
for
Supervisory Committee’s Meetings
of
China Petroleum & Chemical Corporation

Revised at the Annual General Meeting for the Year 2008 on May 22, 2009
Approved by the SASAC on September 2, 2009

CHAPTER 1  GENERAL PROVISIONS

Article 1
In order to further regulate the discussion model and the voting procedures of the supervisory committee of China Petroleum & Chemical Corporation (the “Company”), and to perfect the corporate governance structure of Company, these Rules are formulated according to the “Company Law of the People’s Republic of China” (the “Company law”), the "Securities Laws of the People's Republic of China", “Mandatory Provisions for the Articles of Association of Companies to be Listed Overseas”, “Guidelines for the Articles of Association of Listed Companies” and “Standards for the Governance of Listed Companies” and other relevant laws and regulations regulating listed companies inside and outside the PRC and the Articles of Association of China Petroleum & Chemical Corporation (“Articles of Association”).

Article 2
The supervisory committee is accountable to the shareholders’ general meetings. It shall be responsible for supervising the financial affairs of the Company and the lawfulness of the performance of their duties by the directors, and the senior management personnel so as to safeguard the legitimate interests of the Company and its shareholders.

Article 3
The Company shall take measures to ensure the supervisors’ rights to know the Company’s affairs, and provide them with necessary information and materials in a timely manner, so as to enable the supervisory committee to conduct effective supervision, inspection and evaluation of the financial status and management situation of the Company.

The president shall report to the supervisory committee the entering into and the implementation material contracts by the Company, the use of capitals and the profitability of the Company upon the request of the supervisory committee. The president shall ensure the truthfulness of such report.

CHAPTER 2                                 FUNCTIONS AND POWERS OF THE SUPERVISORY COMMITTEE

Article 4	The supervisory committee shall exercise the following functions and powers in accordance with law:

	(i)	to review the Company’s financial position;

(ii)
to supervise the directors, and the senior management personnel in order to ensure that they do not act in contravention of any law, regulation or the Articles of Association (and its appendices)in performing their duties, presenting suggestions regarding the removal of directors and senior management personnel who violates laws, administrative rules, the Articles of Association or the resolutions made by the shareholders' general meeting;

	(iii)	to demand the directors, and the senior management personnel who acts in a manner which is harmful to the Company’s interest to rectify such acts;

(iv)
to check and inspect the financial information such as the financial report, business report and plans for distribution of profits to be submitted by the board of directors to the shareholders’ general meetings and to authorize, in the Company’s name, certified public accountants and practicing auditors to assist in reviewing such information should any doubt arise in respect thereof, to review and issue opinions in writing on the periodical reports of the Company prepared by the board of directors;

(v)
to propose to convene an extraordinary general meeting and where the board of directors fails to perform the duties in relation to convene or preside a shareholders’ meeting as required by the Company Law, to convene and preside the shareholders meeting;

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	(vi)	To put forward motions at the shareholders’ general meeting;

	(vii)	to propose to convene extraordinary board meetings;

	(viii)	to represent the Company in negotiations with or in bringing actions against a director or senior management personnel;

(ix)
to investigate into any abnormalities in operation of the Company; if necessary, to engage accounting firms, law firms and other professional institutions to assist its work, and the expenses shall be borne by the Company;

(x)
other duties and powers provided for in the Articles of Association and these Rules.

The supervisors shall attend meetings of the board of directors, and may enquire or advise on matters in the resolutions of the board of directors.

Article 5
All reasonable fees incurred in respect of the employment of professionals such as lawyers, certified public accountants or practicing auditors which are required by the supervisory committee in the exercise of its functions and powers shall be borne by the Company.

The expenses incurred by the supervisors in attending the supervisors’ meeting shall be borne by the Company. These expenses shall include the transport fares incurred by the supervisors in travelling from their own addresses to the places of the meetings, and expenses for the accommodation and meals during the meeting.

Article 6	The chairman of the supervisory committee shall exercise the following functions and powers:

	(i)	to convene and chair the meetings of the supervisory committee;

	(ii)	to organise and carry out the duties of the supervisory committee;

	(iii)	to review and approve, and sign the reports of the supervisory committee and other important documents;

	(iv)	to represent the supervisory committee to report to the shareholders’ general meetings;

	(v)	other duties that shall be performed by him in accordance with law or the Articles of Association and these Rules.

Article 7
In performing its duties, the supervisory committee may report to the board of directors and the shareholders’ general meetings the breach of laws and rules relating to the Company’s financial affairs and the acts of the directors, and the senior management personnel which are in violation of laws, regulations or the Articles of Association and its appendices and these Rules. It may also directly report the same to the securities regulatory authorities of the State Council and other relevant authorities.

Article 8	A supervisor shall abide by the laws, administrative regulations, the Articles of Association and these Rules, and shall perform his supervisory duties truthfully, faithfully and diligently.

CHAPTER 3  COMPOSITION OF THE SUPERVISORY COMMITTEE AND ITS ADMINISTRATIVE OFFICE

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Article 9
The supervisory committee shall compose of 10 supervisors. Of which, 6 shall be assumed by non-representatives of the employees; and 4 of them shall be representatives of the employees of the Company. The supervisory committee shall have one chairman and may have deputy chairman(s).

Article 10
Each supervisor shall serve for a term of 3 years, which term is renewable upon re-election and re-appointment. Within the supervisory committee, the supervisors assumed by non-representatives of the employees shall be elected and dismissed in the shareholders' meeting; supervisors assumed by representatives of employees shall be elected or dismissed by the employees of the Company through the employee representatives' meeting, employees' meeting or other democratic ways.

Article 11
Except for complying with the eligibility requirements as set out in the Company Law and the Articles of Association, the supervisors shall possess professional knowledge and work experience in the field such as  law or accounting.

Article 12	The supervisory committee shall have an administrative office responsible for handling daily affairs of the supervisory committee.

CHAPTER 4  RULES OF THE SUPERVISORS’ MEETINGS

Article 13	The supervisors’ meetings shall be divided into regular meetings and extraordinary meetings according to the regularity of such meetings.

Article 14	The regular meetings shall be convened at least four times each year, including the meeting examining the annual results, meeting approving interim results and meetings approving quarterly report.

The meeting examining annual results shall be convened within 120 days from the end of the accounting year of the Company, during which meeting the supervisors shall mainly hear and consider the Company’s annual reports, annual financial statements and transact other relevant matters.

The meeting examining interim results shall be convened within 60 days from the end of the first 6 months of the accounting year of the Company, during which meeting the supervisors shall hear and consider the Company’s interim reports, the interim financial statements and transact other relevant matters.

The meeting examining quarterly reports shall be convened respectively within 30 days from the end of the first 3 months and the end of the first 9 months of the accounting year of the Company, during which meetings the supervisors shall hear and consider the Company’s quarterly reports and transact other relevant matters.

Article 15	An extraordinary supervisors’ meeting shall be convened in any one of the following events:

	(i)	Where the chairman of the supervisory committee considers necessary;

	(ii)	where the supervisor(s) propose;

	(iii)	where the Company has suffered or is suffering loss of substantial assets which has damaged the shareholders’ interests;

	(iv)	where the directors, and senior management personnel act in a way which is in contravention of laws, regulations or the Articles of Association which has seriously damaged the Company’s interests.

	(v)	where required by laws, administrative rules, regulations of competent authorities and the Articles of Association.

Article 16	The supervisors’ meetings may be attended in person, by video conference or by way of written resolutions.

All the meetings of the supervisory committee may be attended in person.

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The meetings of the supervisory committee may be held by video conference provided that the attending supervisors are able to hear clearly the supervisor who speaks at the meeting and communicate amongst themselves. In the event that the attending supervisors are unable to sign for the resolutions on site, they shall adopt such resolutions by oral approval during the meeting and shall complete the signing procedures as soon as practicable.

Where a meeting can not be attended in person or by video conference for a reason, the supervisors’ meeting may be held by way of written resolutions, in which case details of the motions to be discussed and examined at the meeting, which are in the written form, shall be despatched to the supervisors for decision. Unless otherwise required according to the resolutions of the supervisors, signature on the written resolutions by the supervisors shall be sufficient evidence that they have agreed to the resolutions.

Article 17	A supervisors’ meeting shall be validly convened by the presence of more than two-thirds of the supervisors.

The supervisors shall attend the supervisors’ meetings in person. If for any reason a supervisor is unable to attend the meeting, he shall appoint another supervisor to act as his proxy to attend the meeting and exercise his functions and powers by way of a proxy letter. The proxy letter shall state the name of the proxy and  the matters, authority and the term under such proxy. It shall also be signed by the principal or affix the seal of the principal.

CHAPTER 5  PROCEEDINGS OF THE SUPERVISORS’ MEETING

Article 18	The supervisory committee shall put forward motions according to the matters to be examined by the board of directors and matters proposed by the supervisors.

Article 19
The administrative office of the supervisory committee shall be responsible for gathering the matters to be examined by the board of directors and the matters proposed by the supervisors, and shall submit these matters to the chairman of the supervisory committee in time. The chairman of the supervisory committee shall determine whether to submit these matters to the supervisory committee for review according to the importance and urgency of these matters.

Article 20
The chairman of the supervisory committee shall be responsible for convening the supervisors’ meeting, and shall sign the notice of the meeting. Such notice shall state the date, place, duration, agenda, reasons and subject matters of the meeting and other relevant information, as well as the date of the issuance of such notice.

The notice of a supervisors’ meeting shall be delivered to the supervisors ten days before the date of the meeting. Any supervisor may waive his right to demand the notice of the meeting.

The notice of the meeting may be served on the supervisors by courier, facsimile, telegraph or mail.

Article 21	The notice of the supervisory committee meeting shall include the followings:

(i) date, place and time period of the meeting;

(ii) reasons and agendas; and

(iii) date of issuance of the notice.

Article 22
After the issue of the notice of a meeting and before the date of the meeting, the administrative office of the supervisory committee shall be responsible for, and shall communicate and liaise with all supervisors, to seek their opinions or suggestions in respect of the motions of the meeting, so as to enable necessary amendments to be made to them.

Article 23
The supervisors’ meeting shall be chaired by the chairman of the committee. If the chairman fails to chair the meeting, the deputy chairman of the supervisory committee shall chair the meetings; if the deputy

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chairman fails to chair the meeting, over half of the supervisors may jointly recommend a supervisor who shall chair the meetings.

Article 24	The chairman of the meeting shall declare the commencement of the meeting as scheduled. The supervisors in presence shall reach an agreement on the agenda of the meeting thereafter.

Where more than one-fourth of the supervisors or two external supervisors are of the opinion that the information in respect of one specific motion is insufficient to allow judgment to be made, or the motion is not convincing, they may jointly propose to postpone the examination of such a motion, and the chairman of the meeting shall adopt their proposal.

Where an agreement is reached in respect of the agenda of the meeting by the supervisors present at the meeting, the chairman of the meeting shall direct the motions to be examined one by one.

Article 25
In reviewing the relevant motions and reports, the supervisors’ meeting may require the directors, and senior management personnel and the internal and external auditors of the Company to attend the meeting as non-voting members to give necessary explanations to the relevant matters, and to answer the questions for which the supervisory committee is concerned.

Article 26	In reviewing the motions at supervisors’ meetings, each attending supervisors shall vote for, against or abstain from voting such motion.

The supervisors who are acting as proxies of others shall exercise the rights of voting under the proxy letter.

Where a supervisor is not present at a supervisors’ meeting and fails to appoint a proxy to act on his behalf, such supervisor shall be deemed to have waived his rights to vote at the meeting.

Article 27
Generally resolutions shall be made on the matters examined at the supervisors’ meeting. Such resolutions shall be decided on a poll or show of hands, and each supervisor enjoys one vote. No resolution shall be effective unless approved by more than two-thirds of all the supervisors.

Article 28	Detailed minutes of a supervisors’ meeting shall be recorded by the supervisors’ meeting as official proof of the resolutions on the matters examined at the meeting.

The minutes of the meeting shall state the date and place of the meeting, name of the chairman of the meeting, names of the supervisors attending the meeting and names of the principals and proxies who have fulfilled the necessary procedures for attending the meeting, agenda of the meeting, main points of each supervisor’s speech, the methods of voting for each matter to be resolved on and the voting result (the result shall state the number of votes for approval or objection to the motion or abstention).

The administrative office of the supervisory committee shall arrange for the matters examined at the meeting to be recorded and organized. The minutes of each meeting shall be provided to the attending supervisors for review without delay. Supervisors present at the meeting and the minutes-taker shall sign the minutes of that meeting. A supervisor shall have the right to request an explanatory note be made on the minutes for his speech at the meeting.

Article 29
Minutes of a supervisors’ meeting and the resolutions passed at such meeting, being important documents, shall be properly kept by the administrative office of the supervisory committee at the Company’s residence for no less than 10 years.

CHAPTER 6  DISCLOSURE OF INFORMATION RELATING TO THE SUPERVISORS’ MEETING

Article 30
The Company shall comply with the requirements of the regulatory authorities and the stock exchanges on which the Company’s shares are listed in relation to the disclosure of information. It shall ensure that matters examined or resolutions passed at supervisors’ meetings which are required to disclose are disclosed accurately and in a timely manner.

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Article 31	Regarding confidential information, the persons who possess relevant information must keep such information confidential. Punishment shall be imposed on those who are in breach of this duty.

CHAPTER 7  IMPLEMENTATION OF THE RESOLUTIONS OF THE SUPERVISORS’ MEETING AND FEEDBACKS

Article 32
The supervisory committee may pass resolutions and make proposals to the board of directors and the shareholders’ general meetings. These resolutions and proposals shall be implemented by the relevant departments of the Company under the direction of the board of directors.

Article 33
The administrative office of the supervisory committee shall, under the direction of the committee and its chairman, take initiative to obtain the information in respect of the implementation of the relevant resolutions, and shall report and make proposals to the supervisory committee and the chairman of the committee.

Article 34
In respect of resolutions concerning the proposals to convene an extraordinary board meeting or shareholders’ extraordinary general meeting, or the submission of motions to the shareholders' meeting are passed by the supervisory committee, the supervisory committee shall, within a specified period, submit to the board of directors or other conveners the subjects of such meetings and the detailed motions in writing, and shall ensure that the contents of the motions comply with relevant laws, regulations and the Articles of Association and its appendices.

CHAPTER 8  SUPPLEMENTARY ARTICLES

Article 35	These Rules shall be interpreted by the supervisory committee.

Article 36
Where these Rules conflict with relevant laws, administrative regulations and other regulatory documents or regulatory provisions where the Company's shares are listed as promulgated from time to time, these laws, administrative regulations and other regulatory documents or regulatory provisions in the place where the Company's shares are listed shall prevail.

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